PEPSICO

Notice of 2016 Annual Meeting of Shareholders and Proxy Statement


pepsi
Lay's
Tropicana
QUAKER
Est 1877
Naked

Performance with Purpose

Performance with Purpose is our vision to deliver **top-tier financial performance over the long term** by **integrating sustainability into our business strategy**, leaving a **positive imprint on society** and **the environment.**

**Performance
with
Purpose**

Dear Fellow PepsiCo Shareholders:



Indra K. Nooyi
Chairman of the Board and
Chief Executive Officer

"Our ability to adapt — to perform while we transform — has positioned us well to respond to changes in consumer demands, intensifying regulatory pressures and global challenges such as resource scarcity, climate change and geopolitical instability."

I am pleased to invite you to attend our 2016 Annual Meeting of Shareholders on Wednesday, May 4, 2016 at 9:00 a.m. Eastern Daylight Time. The Meeting will be held at the North Carolina History Center in New Bern, North Carolina, the "birthplace" of Pepsi. We hope you will attend, but for those who cannot, we will offer a live webcast of our Annual Meeting on our website at *www.pepsico.com* under *"Investors" - "Events and Presentations."*

PepsiCo delivered another year of strong performance in 2015

Despite a challenging macroeconomic and geopolitical climate, PepsiCo delivered strong results in 2015, including:

- Meeting or exceeding each of our financial goals;
- Increasing our annualized dividend for the 43rd consecutive year and returning $9 billion to shareholders in the form of dividends and share repurchases;
- Increasing both our advertising and marketing and research and development spending as a percent of net revenue, illustrating our ability to manage costs and margins in the short term while reinvesting in the business to drive sustainable long-term growth; and
- Delivering over $1 billion in productivity savings.

The breadth of our portfolio has enabled our business to succeed in a volatile and uncertain environment

Throughout its history, PepsiCo has made bold moves to reshape its portfolio, build new capabilities and invest in new geographies. We have anticipated major shifts in the consumer landscape and business environment and made strategic investments to capitalize on new opportunities. Our ability to adapt — to perform while we transform — has positioned us well to respond to changes in consumer demands, intensifying regulatory pressures and global challenges such as resource scarcity, climate change and geopolitical instability.

As stewards of our Company, our Board works collaboratively with management to determine PepsiCo's strategic priorities and dedicates time at each Board meeting to discuss Company strategy. Additionally, each year our directors spend three consecutive days in an intensive strategy session with management. Our highly engaged directors provide valuable oversight and guidance with respect to matters such as operating performance, financial planning, capital allocation, risk management, talent development and succession planning, compliance, sustainability and long-term value creation.

PepsiCo's Board is comprised of diverse and independent directors with the skills and experience to position us for long-term success

As our Company's strategy evolves, so do the skills and experiences that the Board seeks in its director nominees. The Board has a robust, year-round Board succession planning process designed to identify individuals whose skills and experiences will contribute to the shaping of our business strategy. The Board continually evaluates director candidates, including by maintaining an "evergreen" compilation of potential candidates organized by strategic skill set that is reviewed at every regularly scheduled Board meeting.

We are extremely proud of the ongoing evolution of our Board. Our Board has added six new directors since 2014. Fifty percent of our director nominees are women or ethnically diverse individuals and five are citizens of countries other than the United States — all of which combines to provide management with a broad array of opinions and perspectives that are representative of our global businesses.

Underpinning our performance is our steadfast commitment to ethical business practices and strong corporate governance

At PepsiCo, we believe acting ethically and responsibly is not only the right thing to do, but also the right thing for our business. We are committed to advancing our mission and vision with honesty, fairness and integrity. PepsiCo is honored to have received the 2015 Transparency International-USA's Corporate Leadership Award for our commitment to creating an ethical culture and upholding high standards of integrity, transparency and accountability. We were also recently named among Ethisphere's World's Most Ethical Companies for the tenth consecutive year.

We have adopted comprehensive corporate standards and policies to govern our operations and facilitate accountability for our actions.

"Our unwavering commitment to strong corporate governance practices is shared by our Board members, management and associates."

As we continually adapt our business, we remain consistently guided by our True North - Performance with Purpose. Performance with Purpose is our goal to deliver top-tier financial performance over the long term by integrating sustainability into every aspect of our business, leaving a positive imprint on society and the environment.

The feedback we receive from our shareholders and other stakeholders is a cornerstone of our corporate governance practices

We regularly receive input from our shareholders and other stakeholders — such as customers, consumers, suppliers, associates, advocacy groups, governments and communities — on all aspects of our business, and these important external viewpoints inform our decisions and our strategy. We are proud to have been honored in 2015 by New York Stock Exchange Governance Services for "Exemplary Shareholder Engagement."

Your vote is important

Whether or not you plan to attend the Annual Meeting in person, we encourage you to vote promptly. You may vote by telephone or over the Internet, or by completing, signing, dating and returning the enclosed proxy card or voting instruction form if you requested to receive printed proxy materials.

On behalf of our Board of Directors and all of our PepsiCo associates, thank you for being a PepsiCo shareholder and for the trust you have placed in us.

Sincerely,



Indra K. Nooyi
Chairman of the Board and
Chief Executive Officer

March 18, 2016

Notice of 2016 Annual Meeting of Shareholders

Date and Time

Wednesday, May 4, 2016
9:00 a.m. Eastern Daylight Time

Place

The North Carolina History Center at Tryon Palace
529 South Front Street
New Bern, North Carolina 28562

Items to be Voted On

1. Elect as directors the 14 nominees named in the attached Proxy Statement.

2. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2016.

3. Provide advisory approval of our executive compensation.

4. Approve the renewal and amendment of the PepsiCo, Inc. Long-Term Incentive Plan.

5-8. Act upon four shareholder proposals described in the attached Proxy Statement, if properly presented.

Record Date

Holders of record of our Common Stock and Convertible Preferred Stock as of the close of business on February 26, 2016 will be entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors,

Tony West

Tony West
Corporate Secretary

March 18, 2016

Live Webcast

The Annual Meeting will be webcast live on our website at *www.pepsico.com* under "*Investors*"—"*Events and Presentations*" beginning at 9:00 a.m. Eastern Daylight Time on May 4, 2016.

Proxy Voting

Your vote is very important. Whether or not you plan to attend the Annual Meeting in person, please promptly vote by telephone or over the Internet, or by completing, signing, dating and returning your proxy card or voting instruction form so that your shares will be represented at the Annual Meeting.

Advance Voting Methods

 **Telephone**

 **Internet**

 **Mail**

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 4, 2016

Our Notice of Annual Meeting, Proxy Statement and Annual Report for the fiscal year ended December 26, 2015 are available at *www.pepsico.com/proxy16*.

We are making the Proxy Statement and the form of proxy first available on or about March 18, 2016.

Proxy Statement Summary

We provide below highlights of certain information in this Proxy Statement. As it is only a summary, please refer to the complete Proxy Statement and 2015 Annual Report before you vote.

Proposal 1

Election of 14 Director Nominees

☑ **The Board recommends a vote FOR all Director Nominees**

Our Nominating and Corporate Governance Committee and our Board have determined that each of the nominees possesses the right skills and qualifications to collectively comprise a highly effective Board

📄 See "Election of Directors (Proxy Item No. 1)" beginning on page 11 of this Proxy Statement

Director Nominees

Name and Primary Occupation	Director Since	Age*	Independent	Committee Membership		
				Audit	Compensation	Nominating and Corporate Governance
Shona L. Brown Former Senior Advisor, Google Inc.	2009	50	●		●	●
George W. Buckley Former Chairman, President and Chief Executive Officer, 3M Company; Chairman, Smiths Group plc	2012	69	●	📈 (Financial Expert)		
Cesar Conde Chairman, NBCUniversal International Group and NBCUniversal Telemundo Enterprises	2016	42	●	●		
Ian M. Cook (PRESIDING DIRECTOR) Chairman, President and Chief Executive Officer, Colgate-Palmolive Company	2008	63	●			●
Dina Dublon Former Executive Vice President and Chief Financial Officer, JPMorgan Chase & Co.	2005	62	●	👤 📈 (Committee Chair, Financial Expert)		
Rona A. Fairhead Chairman, BBC Trust	2014	54	●	📈 (Financial Expert)		
Richard W. Fisher Former President and Chief Executive Officer, Federal Reserve Bank of Dallas	2015	67	●	📈 (Financial Expert)		
William R. Johnson Operating Partner, Advent International Corporation; Former Chairman, President and Chief Executive Officer, H.J. Heinz Company	2015	67	●	📈 (Financial Expert)		
Indra K. Nooyi Chairman of the Board and Chief Executive Officer, PepsiCo	2001	60				
David C. Page, MD Director and President, Whitehead Institute for Biomedical Research; Professor, Massachusetts Institute of Technology	2014	59	●		●	●
Robert C. Pohlad President, Dakota Holdings, LLC	2015	61	●	●		
Lloyd G. Trotter Managing Partner, GenNx360 Capital Partners	2008	70	●		👤 (Committee Chair)	●
Daniel Vasella, MD Former Chairman and Chief Executive Officer, Novartis AG	2002	62	●		●	👤 (Committee Chair)
Alberto Weisser Former Chairman and Chief Executive Officer, Bunge Limited	2011	60	●	📈 (Financial Expert)		

 Committee Chair    Financial Expert

* Ages are as of March 18, 2016.

Director Nominee Facts

Diversity



50% are female or ethnically diverse

4 are women (including our CEO)

1 is African-American

5 are citizens of countries other than the United States

1 is Asian

2 are Hispanic

Tenure*



years of service

0–2   3–5   6–8   9–11   12+

Average tenure: ~5.5 years
Average age: 60.4 years

Expertise



6 of **8**
Audit Committee member nominees are financial experts



12 of **14**
director nominees have experience with large, public companies with complex, multinational operations



13 of **14**
director nominees have significant global experience

Skills and Qualifications

Director succession planning is a robust, year-round process at PepsiCo. Our Board continuously evaluates desired attributes in light of the Company's strategy and needs. Skills, qualifications and experience currently maintained on the Board include:



Developing and Emerging Markets/International Residence

Diversity

Digital Marketing/ New Media/E-Commerce

Information Technology/Cybersecurity

Science/Medical/ Research/Innovation

Public Company CEO

Financial Expertise/ Financial Community

Consumer Products

Risk Management

Public Policy

* Average tenure and average age are as of March 18, 2016.

Corporate Governance

Our Corporate Governance Policies Reflect Best Practices

- Annual Election of All Directors

- Proxy Access Right for Shareholders

- Majority-Vote and Director Resignation Policy for Directors in Uncontested Elections

- Directors are Subject to Rigorous Stock Ownership Requirements

- 98.7% Average Attendance of Incumbent Directors at Board and Committee Meetings

- Independent Presiding Director with Clearly Defined and Robust Responsibilities

- 13 out of 14 Director Nominees are Independent

- Annual Board and Committee Self-Evaluations

- Comprehensive, Year-Round Board Succession Planning Process

- Executive Sessions of Independent Directors Held at Each Regularly Scheduled Board Meeting

- Directors and Employees, Including Executive Officers, are Prohibited from Hedging or Pledging Company Stock

Proposal 2

Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2016

 **The Board recommends a vote FOR this proposal**

Our Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of KPMG as PepsiCo's independent registered public accounting firm for fiscal year 2016

 See "Ratification of Appointment of Independent Registered Public Accounting Firm" (Proxy Item No. 2) beginning on page 33 of this Proxy Statement

Proposal 3

Provide advisory approval of our executive compensation



The Board recommends a vote FOR this proposal

Our Board recommends a vote "FOR" the Advisory Vote to Approve Executive Compensation for the 2015 performance year



See "Advisory Approval of Executive Compensation (Proxy Item No. 3)" on page 36 of this Proxy Statement and "Compensation Discussion and Analysis" beginning on page 37 of this Proxy Statement

2015 Company Performance Highlights

PepsiCo delivered strong performance in 2015. In the midst of a challenging macroeconomic environment, we met or exceeded each of the financial goals announced to shareholders at the beginning of the year.

Company Performance Measures[1]



Organic Revenue Growth
Mid-single digits
5.2%
Goal
Result
Core Constant Currency Earnings Per Share (EPS) Growth
7%
10.2%
Goal
Result
Free Cash Flow Excluding Certain Items
>$7B
$8.1B
Goal
Result
Core Net Return On Invested Capital (ROIC) Improvement
+50bps
+210bps
Goal
Result

While delivering strong financial performance in 2015, we enhanced our competitiveness and prospects for future growth by making significant progress against our most important strategic initiatives:

- **Innovation:** Continued to extend our innovation advantage by growing new platforms and simultaneously investing in the future by increasing our research and development spending
- **Brand Building:** Stepped up our level of advertising and marketing support for our brands to 6.3% of sales with PepsiCo holding or gaining market share across most of our key markets
- **Execution:** Redoubled our efforts on marketplace execution, with PepsiCo being the single largest driver of U.S. retail food and beverage growth for our customers and providing more growth in U.S. retail sales than the next 15 largest food and beverage manufacturers combined
- **Productivity:** Delivered over $1 billion of productivity savings during 2015, remaining on track to successfully complete our five-year, $5 billion productivity program through 2019
- **Cash Return to Shareholders:** Increased our annualized dividend for the 43rd consecutive year in 2015 and returned $9 billion to shareholders through share repurchases and dividends

Our strong 2015 results translated into 9% TSR, outpacing our proxy peer group and the S&P 500.

1 For further information on these non-GAAP financial measures that exclude certain items, please refer to the "2015 PepsiCo Performance" section of the Compensation Discussion and Analysis on page 38 of this Proxy Statement and Exhibit A to this Proxy Statement.

Compensation Highlights

Reflecting our pay-for-performance compensation program, the strong results delivered for shareholders translated into the payouts highlighted in the following table. We encourage you to also review the full Compensation Discussion and Analysis beginning on page 37 of this Proxy Statement for additional details.

Component	Metrics	Performance Period	Performance		Payout (% above target)
2013 Long-Term Incentives ("LTI") — **60%** PepsiCo Equity Performance Units ("**PEPunits**")	Based on absolute stock price performance and total shareholder return ("**TSR**") relative to the S&P 500	**Three years**	**38% growth** in Absolute Stock Price over the three-year performance period ✓	**57th %ile** TSR relative to S&P 500 (2013-2015) ✓	+45%
40% Long-Term Cash Awards ("**LTC**")	Based on key business operating metrics: earnings per share ("**EPS**") and return on invested capital ("**ROIC**")	**Three years**	**9.4%** average core constant currency EPS growth (2013-2015) ✓	**Core net ROIC** improvement from **15.3% to 19.6%**, a 430 basis point increase (2013-2015) ✓	+73.5%
2015 Annual Cash Incentive	Combination of business operating performance, including revenue, cash flow, profit and share of retail sales, and individual performance objectives	**One year**	**Strong 2015 Performance** - Met or exceeded all full year financial goals set for 2015 - Made significant progress against our most important strategic priorities ✓		Average for all NEOs +26%

Compensation Governance

The Compensation Committee oversees the design and administration of PepsiCo's executive compensation programs and evaluates these programs against competitive practices, legal and regulatory developments and corporate governance trends. The Compensation Committee has incorporated the following market-leading governance features into our programs:

What We Do	
✔	Double-Trigger Change-in-Control Vesting of Long-Term Incentive Awards
✔	Responsible Use of Shares under our Long-Term Incentive Program with Share Utilization Below Our Peer Group Median
✔	Comprehensive Clawback Policy that Applies to Annual Incentive, Long-Term Incentive and Deferral Programs
✔	Rigorous Stock Ownership Requirements that Continue for 12 Months Beyond Employment
✔	Balanced Mix of Top-line and Bottom-line, External and Internal Metrics Set Against Rigorous Measurable Goals within our Incentive Programs
✔	No Backdating or Repricing of Stock Option Awards

What We Don't Do	
✗	No Employment Agreements
✗	No Supplemental Executive Retirement Plans
✗	Financial Targets for Performance Awards Never Reset
✗	No Hedging and Pledging of Company Stock
✗	No Tax Gross-Ups

Proposal 4

Approve the renewal and amendment of the PepsiCo, Inc. Long-Term Incentive Plan

 **The Board recommends a vote FOR this proposal**

Our Board is asking shareholders to approve a renewal and amendment of PepsiCo's 2007 Long-Term Incentive Plan, renamed the Long-Term Incentive Plan

See "Approval of the Renewal and Amendment of the PepsiCo, Inc. Long-Term Incentive Plan (Proxy Item No. 4)" beginning on page 66 of this Proxy Statement

Amendments Subject to Shareholder Approval

- Extend the term of the Plan until May 4, 2026 so that PepsiCo can continue to grant awards necessary to attract, retain and motivate global talent beyond the Plan's upcoming May 2017 expiration
- Impose a limit on awards that may be granted to non-employee directors in a single calendar year, consistent with emerging best practices in compensation governance

No Request for Additional Shares

- As a result of our responsible use of shares, we are not asking shareholders to approve any additional shares for issuance under the Plan. As of March 4, 2016, approximately 81 million shares remain available for future awards
- We believe that the existing share pool will be sufficient to fund long-term incentive awards for approximately five years

PepsiCo's Low 2015 Overhang and Run Rate

- While the use of equity awards is an important part of our compensation program, we are mindful of our responsibility to our shareholders in granting equity awards and have maintained share utilization below our peer group median

Overhang[1]	Run Rate[1]
8.4%	0.3%

Key Provisions of the Plan

- ✗ No Liberal Share Recycling
- ✗ No Reload Options
- ✗ No Annual "Evergreen" Provision
- ✗ No Discounted Stock Options
- ✗ No Stock Option Repricing
- ✗ No Loans

- ✓ Fungible Share Pool
- ✓ Minimum Three-Year Vesting Period for All Awards
- ✓ Compensation Clawback
- ✓ Double-Trigger Change-in-Control Requirement
- ✓ Responsible Share Counting
- ✓ Limit on Non-Employee Director Awards

[1] For a description of how run rate and overhang are calculated, please refer to page 66 of this Proxy Statement

Proposals 5-8

Shareholder proposals

 **The Board recommends a vote AGAINST each of these proposals**

See the Board's statements in opposition of each shareholder proposal beginning on page 73 of this Proxy Statement

TABLE OF CONTENTS

Proxy Statement Summary   4

Election of Directors (Proxy Item No. 1)   11
Director Nominees   12
Skills, Qualifications and Experience of
Our Director Nominees   19

Corporate Governance at PepsiCo   20
Our Governance Philosophy   20
Shareholder Engagement   20
Our Global Code of Conduct   21
Our Commitment to Sustainable Business Practices   22
Our Board of Directors   22
Board Leadership Structure   23
Director Independence   24
Committees of the Board of Directors   25
Related Person Transactions   29
The Board's Oversight of Risk Management   30
The Board's Role in Strategy Oversight   31
The Board's Role in Talent Development   31
Political Contributions Policy   31
Board and Committee Self-Assessments   32
Communications with the Board   32

Ratification of Appointment of Independent
Registered Public Accounting Firm (Proxy Item No. 2)   33
Audit Committee Report   33
Audit and Other Fees   35

Advisory Approval of Executive Compensation
(Proxy Item No. 3)   36

Executive Compensation   37
Compensation Discussion and Analysis   37
2015 Summary Compensation Table   54
2015 Grants of Plan-Based Awards   56
2015 Outstanding Equity Awards at
   Fiscal Year-End   57
2015 Option Exercises and Stock Vested   59
2015 Pension Benefits   60
2015 Non-Qualified Deferred Compensation   62

Potential Payments on Termination or
   Change in Control   63
Compensation Committee Report   64
Securities Authorized for Issuance
   Under Equity Compensation Plans   65

Approval of the Renewal and Amendment
of the PepsiCo, Inc. Long-Term Incentive Plan
(Proxy Item No. 4)   66

Shareholder Proposals (Proxy Item Nos. 5-8)   73
Shareholder Proposal Regarding Committee on
Sustainability (Proxy Item No. 5)   73
Shareholder Proposal Regarding Report on
Neonics (Proxy Item No. 6)   75
Shareholder Proposal Regarding Holy Land
Principles (Proxy Item No. 7)   77
Shareholder Proposal Regarding Quantitative
Renewable Energy Targets (Proxy Item No. 8)   79

2015 Director Compensation   82
Annual Compensation   82
Initial Share Grant   82
Governance Features   82
2015 Non-Employee Director Compensation   84

Ownership of PepsiCo Common Stock   85
Stock Ownership of Officers and Directors   85
Stock Ownership of Certain Beneficial Owners   86
Section 16(a) Beneficial Ownership
   Reporting Compliance   86

Information About the Annual Meeting   87
Voting Procedures   87
Attending the Annual Meeting   88
2016 Proxy Materials   89
Other Matters   90
2017 Shareholder Proposals and Director Nominations   90

Exhibit A—Reconciliation of GAAP and
Non-GAAP Information   A-1

Exhibit B—PepsiCo, Inc. Long-Term Incentive Plan   B-1

This Proxy Statement of PepsiCo, Inc. ("PepsiCo" or the "Company") contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified through the inclusion of words such as "aim," "believe," "drive," "estimate," "expect," "expressed confidence," "goal," "guidance," "intend," "may," "objective," "outlook," "plan," "target" and "will" or similar statements or variations of such terms and other similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such statements, including changes in demand for PepsiCo's products, changes in the legal and regulatory environment, PepsiCo's ability to compete effectively, unfavorable economic conditions in the countries in which PepsiCo operates and the other factors discussed in the risk factors section of PepsiCo's most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Election of Directors (Proxy Item No. 1)

Upon the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors has nominated the 14 directors identified on the following pages for election at the Annual Meeting. The directors will hold office from election until the next Annual Meeting of Shareholders and until their successors are elected and qualified or until their death, resignation or removal.

All of the nominees are currently PepsiCo directors who were elected by shareholders at the 2015 Annual Meeting except Cesar Conde, who was elected to the Board effective March 4, 2016. Mr. Conde was recommended for consideration by the Nomination and Corporate Governance Committee by a non-management director. Alberto Ibargüen has reached the age of 72 and, pursuant to our policy, will not stand for re-election at the 2016 Annual Meeting. As a result, Mr. Ibargüen will retire from the Board of Directors, and the Board will be reduced to 14 directors, effective as of the 2016 Annual Meeting. Our Board thanks Mr. Ibargüen for his many years of exemplary service.

Our Board has a comprehensive, year-round director succession planning process designed to provide for a highly independent, well-qualified Board, with the diversity, experience and background to be effective and to provide strong oversight. Our Board constantly evaluates the needs of the Company and adds new skills and qualifications to the Board as necessary to best position the Company to navigate through a constantly changing global landscape.

The Board looks for its current and potential directors to have a broad range of skills, education, experiences and qualifications that can be leveraged in order to benefit PepsiCo and its shareholders. The Board is particularly interested in maintaining a mix of skills, qualifications and experience that include the following:

Directors' Skills, Qualifications and Experience:

- Public Company CEO
- Financial Expertise/Financial Community
- Consumer Products
- Risk Management
- Public Policy

- Science/Medical/Research/Innovation
- Information Technology/Cybersecurity
- Digital Marketing/New Media/E-Commerce
- Diversity
- Developing and Emerging Markets/International Residence

Additionally, directors are expected to possess personal traits such as candor, integrity and professionalism and must be able to commit significant time to the Company's oversight. For additional information on the Board selection process, including the Board's consideration of diversity, see "Comprehensive, Year-Round Process for Board Succession Planning and Selection and Nomination of Directors" and "Consideration of Board Diversity" on pages 28-29 of this Proxy Statement.



Director Nominees

Our Nominating and Corporate Governance Committee and our Board have determined that each of the nominees possesses the right skills, qualifications and experience to collectively comprise a highly effective Board. Biographical information about each nominee, as well as highlights of certain notable skills and qualifications that contributed to the nominee's selection as a member of our Board of Directors and nomination for re-election at our Annual Meeting, are included on the following pages. We have also included a chart immediately after the biographies to highlight the skills and qualifications of the Board as a whole.

Although our Board does not anticipate that any of the nominees will be unable to stand for election as a director at our Annual Meeting, if this occurs, proxies will be voted in favor of such other person or persons as may be designated by our Nominating and Corporate Governance Committee and our Board.

 **Our Board of Directors recommends that shareholders vote "FOR" the election of each of the following directors:**

Shona L. Brown

Director Since: 2009

Age: 50

Independent

Committee Memberships:

• Compensation

• Nominating and Corporate Governance



Shona L. Brown served as a Senior Advisor to Google Inc., an Internet search and advertising technologies corporation, from 2013 until 2015. Dr. Brown served as Senior Vice President of Google.org from 2011 to 2012. Dr. Brown served as Google Inc.'s Senior Vice President, Business Operations from 2006 to 2011 and Vice President, Business Operations from 2003 through 2006, leading internal business operations and people operations in both roles. Previously, Dr. Brown was a partner at McKinsey & Company, a management consulting firm. Dr. Brown serves on the boards of Atlassian, ClearStory Data and Xperiel and is a director of the following non-profit organizations: The Bridgespan Group; The Exploratorium; The Nature Conservancy; Code for America; Gooru; and the Center for Advanced Study in the Behavioral Sciences at Stanford University.

Skills and Qualifications

Dr. Brown brings to our Board of Directors broad knowledge of information technology and social media and a critical perspective regarding the rapidly changing digital landscape gained from her extensive experience at a world-recognized global technology leader, Google. Dr. Brown also provides PepsiCo with the unique perspective of building innovation into business and people operations (including sustainability operations) at Google. In addition, through her business experience at Google and McKinsey & Company, she brings a deep expertise in building organizations optimized for adaptability, growth and innovation, which benefits PepsiCo as we address similar issues.

George W. Buckley

Director Since: 2012

Age: 69

Independent

Committee Memberships:

• Audit



George W. Buckley has served since 2013 as Chairman of Smiths Group plc, a global technology company delivering products and services for the threat and contraband detection, medical devices, energy and communications markets worldwide. Since 2012, Dr. Buckley also serves as Chairman of Expro International, an international oil field service company, and served until 2015 as Chairman of Arle Capital LLP, an international private equity firm with a portfolio of businesses in the energy and natural resources supply chain. Dr. Buckley served as Chairman, President and Chief Executive Officer of 3M Company, a global innovation company, from 2005 to 2012. Previously, Dr. Buckley held several senior management roles, including Chairman and Chief Executive Officer, at Brunswick Corporation, a boat and recreational product manufacturer. Dr. Buckley is a director of Stanley Black & Decker, Inc. and Hitachi Ltd., and served as a director of Archer-Daniels-Midland Company until 2013.

Skills and Qualifications

Through his leadership of 3M, Dr. Buckley brings to our Board of Directors his expertise in integrating research and development into business operations to create incremental value through both line extensions and breakthrough innovation. In addition to contributing great insight to PepsiCo's innovation strategy, Dr. Buckley also brings to the Board experience managing large global corporations across multiple industries and markets; skills in operations, information technology and financial matters; and valuable consumer products insights.

Cesar Conde

Director Since: 2016

Age: 42

Independent

Committee Memberships:

• Audit



Cesar Conde has served since 2015 as Chairman of NBCUniversal International Group and NBCUniversal Telemundo Enterprises, part of a global media and entertainment company. From 2013 to 2015, he served as Executive Vice President at NBCUniversal, where he oversaw NBCUniversal International and NBCUniversal Digital Enterprises. From 2009 to 2013, Mr. Conde served as President of Univision Networks, a leading American media company with a portfolio of Spanish language television networks, radio stations and websites. From 2003 to 2009, Mr. Conde served in a variety of senior executive capacities at Univision Networks and is credited with transforming it into a leading global, multi-platform media brand. Prior to Univision, Mr. Conde served as the White House Fellow for Secretary of State Colin L. Powell from 2002 to 2003. He currently serves as a director of Owens Corning.

Skills and Qualifications

Mr. Conde is an experienced global executive with a strong track record in business, finance and media. He provides the Board with fresh and diverse perspectives on today's consumer and media landscapes, and his unique insights are particularly valuable as PepsiCo continues to build new digital marketing capabilities and adapt to changing demographics around the world. Mr. Conde also brings his market and community insights developed through his experience at national and global media companies and his leadership of social and community initiatives.

Ian M. Cook
PRESIDING DIRECTOR

Director Since: 2008

Age: 63

Independent

Committee Memberships:
• Nominating and Corporate Governance



Ian M. Cook became Chief Executive Officer and was elected to the Board of Directors of Colgate-Palmolive Company, a multinational consumer products company, in 2007 and became Chairman of its board in 2009. He was named President of Colgate-Palmolive, a position he still holds, in 2005. Mr. Cook joined Colgate-Palmolive in the United Kingdom in 1976 and progressed through a series of senior management roles. In 2002, he became Executive Vice President, North America and Europe. In 2004, he became Chief Operating Officer, with responsibility for operations in North America, Europe, Central Europe, Asia and Africa, and in 2005, he became responsible for all Colgate-Palmolive operations worldwide. Mr. Cook also serves on the boards of several non-profit organizations: Catalyst; Memorial Sloan Kettering Cancer Center; and New Visions for Public Schools.

Skills and Qualifications

Mr. Cook brings to our Board of Directors deep knowledge of the consumer products industry gained through his many years leading a global consumer products company, Colgate-Palmolive. He also contributes a broad understanding of industry trends and his extensive global leadership experience gained from holding a variety of senior management roles at Colgate-Palmolive in numerous countries throughout the world. Mr. Cook's qualifications also include expertise in finance, brand-building, talent development and succession planning.

Dina Dublon

Director Since: 2005

Age: 62

Independent

Committee Memberships:
• Audit (Chair)



Dina Dublon served as Executive Vice President and Chief Financial Officer at JPMorgan Chase & Co., a leading global financial services company, from 1998 until her retirement in 2004. In this role, she was responsible for financial management, corporate treasury and investor relations. Ms. Dublon previously held numerous positions at JPMorgan Chase & Co. and its predecessor companies, including corporate treasurer, managing director of the Financial Institutions Division and head of asset liability management. Ms. Dublon is a director of Accenture plc and a member of the supervisory board of Deutsche Bank AG, where she chairs the Risk Committee. She also served as a director of Microsoft Corporation until 2014 and previously served on the faculty of Harvard Business School. Ms. Dublon previously served on the boards of the Women's Refugee Commission and the Global Fund for Women.

Skills and Qualifications

Ms. Dublon brings to our Board of Directors deep expertise in financial, accounting, strategic and banking matters and capital markets operations gained from her distinguished career in the financial services industry, particularly through her role as Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co. She also contributes valuable risk management insights obtained through her experience at JPMorgan Chase, as well as from her service on the boards of several other public companies. In addition, Ms. Dublon offers unique perspectives on emerging markets gained while working with global non-profit organizations.

 

Rona A. Fairhead

Director Since: 2014

Age: 54

Independent

Committee Memberships:

• Audit



Rona A. Fairhead serves as Chairman of the BBC Trust, the governing body of the British Broadcasting Corporation, a U.K.-based international public service broadcaster. From 2006 to 2013, she served as Chairman and Chief Executive Officer of the Financial Times Group Limited, a division of Pearson plc, and, prior to that, she served as Pearson's Chief Financial Officer. Pearson is an international media and education company and the Financial Times Group provides financial news, data, commentary and analysis to the international business community. Prior to joining Pearson, Mrs. Fairhead held a variety of leadership positions at Bombardier Inc. and Imperial Chemical Industries plc. Until 2014, she was a member of the United Kingdom Government's Cabinet Office, where she chaired the Cabinet Office Audit and Risk Committees. Mrs. Fairhead currently serves on the board of HSBC Holdings plc, a publicly traded financial institution, and chaired the board of HSBC North America Holdings Inc. until 2015. She also served on the board of Pearson until 2013.

Skills and Qualifications

Mrs. Fairhead brings to our Board of Directors business leadership, finance and general management experience gained from her leadership roles at the Financial Times Group and Pearson, and at other global companies. She contributes significant expertise in media and publishing from her role as Chairman of the BBC Trust and her former role at the Financial Times Group. Mrs. Fairhead also offers her valuable perspectives on risk management resulting from her experiences serving as chair of the risk committee and financial system vulnerabilities committee of HSBC Holdings plc and as chair of the United Kingdom Government's Cabinet Office Risk Committee.

Richard W. Fisher

Director Since: 2015

Age: 67

Independent

Committee Memberships:

• Audit



Richard W. Fisher served as President and Chief Executive Officer of the Federal Reserve Bank of Dallas from 2005 until 2015. Previously, Mr. Fisher was Vice Chairman of Kissinger McLarty Associates, a strategic advisory firm. From 1997 to 2001, Mr. Fisher served as Deputy U.S. Trade Representative with the rank of Ambassador, where he oversaw the implementation of the North American Free Trade Agreement, the Bilateral Trade Agreement with Vietnam and other trade agreements. During this tenure, Mr. Fisher was also instrumental in China and Taiwan joining the World Trade Organization. Mr. Fisher's experience also includes serving as Managing Partner of Fisher Capital Management, an SEC-registered investment advisory firm, and Senior Manager of Brown Brothers Harriman & Co., a private banking firm. Mr. Fisher currently serves as a director of AT&T Inc. and on Harvard University's Board of Overseers. He has also served since 2015 as a Senior Advisor for Barclays PLC.

Skills and Qualifications

Mr. Fisher brings to our Board of Directors deep knowledge of financial matters gained from extensive experience that includes serving as President and Chief Executive Officer of the Federal Reserve Bank of Dallas, Managing Partner of Fisher Capital Management and Senior Manager of Brown Brothers Harriman. Mr. Fisher also contributes his strategy, leadership and management skills, and experience gained from chairing for five years a Federal Reserve committee on information technology architecture and cybersecurity risks. In addition, his global experience and expertise in international trade and regulatory matters, including from his roles as Deputy U.S. Trade Representative and Vice Chairman of Kissinger McLarty Associates, are particularly valuable to PepsiCo.

William R. Johnson

Director Since: 2015

Age: 67

Independent

Committee Memberships:

• Audit



William R. Johnson has served as Operating Partner, Global Retail and Consumer, of Advent International Corporation, a global private equity firm, since 2014. Previously, Mr. Johnson served as Chairman, President and Chief Executive Officer of the H.J. Heinz Company, a global packaged foods manufacturer, from 2000 until his retirement in 2013. He joined Heinz in 1982 and held various positions within the company before becoming President and Chief Operating Officer in 1996, then assuming the position of President and Chief Executive Officer in 1998. Mr. Johnson is a director of United Parcel Service, Inc. and Emerson Electric Company and until 2014 served as a director of Education Management Corporation. Mr. Johnson also serves as an Advisory Partner of Trian Fund Management, L.P., an investment management firm and a shareholder of PepsiCo.

Skills and Qualifications

Mr. Johnson brings to our Board of Directors extensive leadership skills and consumer packaged goods expertise gained from serving as the Chairman, President and Chief Executive Officer of Heinz. His skills and qualifications also include deep experience in operations, marketing, brand development and logistics. Mr. Johnson's experience leading a global business with a large, labor-intensive workforce is of particular value to the Board.

Indra K. Nooyi

Director Since: 2001

Age: 60



Indra K. Nooyi has been PepsiCo's Chief Executive Officer ("**CEO**") since 2006 and assumed the role of Chairman of our Board of Directors in 2007. She was elected to our Board and became President and Chief Financial Officer in 2001, after serving as Senior Vice President and Chief Financial Officer since 2000. Ms. Nooyi also served as PepsiCo's Senior Vice President, Corporate Strategy and Development from 1996 until 2000, and as PepsiCo's Senior Vice President, Strategic Planning from 1994 until 1996. Prior to joining PepsiCo, Ms. Nooyi served as Senior Vice President of Strategy, Planning and Strategic Marketing for Asea Brown Boveri, Inc. She was also Vice President and Director of Corporate Strategy and Planning at Motorola, Inc. Ms. Nooyi has served as a director of Schlumberger Ltd. since April 2015. Ms. Nooyi also serves as a member of the boards of the U.S.-China Business Council, the U.S.-India Business Council, the Consumer Goods Forum, Catalyst, Lincoln Center for the Performing Arts, Tsinghua University School of Economics and Management, the World Economic Forum and the Asia Society.

Skills and Qualifications

Ms. Nooyi brings to our Board of Directors strong leadership skills, extensive strategic planning, business and financial experience and broad strategic vision for our Company. Her more than 20 years with PepsiCo have provided her with extensive knowledge of the global food and beverage industry. Ms. Nooyi also contributes invaluable perspectives on the global marketplace gained from her senior management positions at PepsiCo and her memberships on global business councils and forums. Her role as the Chairman and CEO of PepsiCo creates a critical link between management and the Board of Directors, enabling the Board to perform its oversight function with the benefits of management's perspectives on the business.

 

David C. Page, MD

Director Since: 2014

Age: 59

Independent

Committee Memberships:

• Compensation

• Nominating and Corporate Governance



David C. Page, MD, has served since 2005 as the Director and President of the Whitehead Institute for Biomedical Research, an independent non-profit research and educational institute affiliated with Massachusetts Institute of Technology ("**MIT**"). In this role, he leads a group of scientists focused on cancer research, immunology, developmental biology, stem cell research, regenerative medicine, genetics and genomics. Dr. Page's own research focuses on the genetic and genomic differences between males and females, and the roles that these differences play in health and disease. His honors include a MacArthur Prize Fellowship, Science magazine's Top Ten Scientific Advances of the Year (in 1992 and again in 2003) and the 2011 March of Dimes Prize in Developmental Biology. He is a member of the National Academy of Sciences, the Institute of Medicine and the American Academy of Arts and Sciences. Dr. Page also serves as a professor of biology at MIT and as an Investigator at the Howard Hughes Medical Institute. He also serves on the board of the Society for Women's Health Research.

Skills and Qualifications

Dr. Page brings to our Board of Directors his scientific and medical expertise, gained from over 30 years of experience in those fields. His perspectives are particularly valuable in light of the Company's strategic focus on the areas of health, wellness and nutrition. Dr. Page's experience with producing significant scientific discoveries and innovative breakthroughs is highly relevant to the Company's research and development initiatives and its innovation pipeline in an environment of evolving consumer demands.

Robert C. Pohlad

Director Since: 2015

Age: 61

Independent

Committee Memberships:

• Audit



Robert C. Pohlad has served as President of Dakota Holdings, LLC (and its predecessors), which operates more than 25 businesses in financial services and banking, commercial real estate, automotive sales and sports and entertainment, since 1987. From 2002 until its acquisition by PepsiCo in 2010, Mr. Pohlad was Chairman and Chief Executive Officer of PepsiAmericas, Inc., an independent publicly traded company. PepsiAmericas, Inc. was formed from several independent bottlers in 1998, and, under Mr. Pohlad's tenure, it grew to become the second-largest bottler of PepsiCo products at the time of its acquisition. Previously, Mr. Pohlad held several other executive positions at bottling companies. Mr. Pohlad is a member and chair-elect of the Board of Trustees of the University of Puget Sound, as well as a former member and chair of the Board of Visitors of the University of Minnesota Medical School.

Skills and Qualifications

Mr. Pohlad brings to our Board of Directors extensive beverage and finance experience gained from the 20-plus years he spent in a variety of senior operational and executive roles at PepsiAmericas, Inc. and its predecessors. Mr. Pohlad has a deep understanding of leveraging large-scale distribution systems and global brands, specifically with respect to beverage and bottling operations, that is invaluable to PepsiCo. In addition, through his experience operating businesses in myriad fields, Mr. Pohlad has gained expertise leading and developing strong management teams, creating and implementing effective strategic plans, addressing succession planning needs and brand-building.

Lloyd G. Trotter

Director Since: 2008

Age: 70

Independent

Committee Memberships:

• Compensation (Chair)

• Nominating and Corporate Governance



Lloyd G. Trotter has served since 2008 as a managing partner at GenNx360 Capital Partners, a private equity firm focused on industrial and business services sectors. He served as Vice Chairman of General Electric, a diversified technology and financial services corporation, and as President and Chief Executive Officer of GE Industrial, from 2006 to 2008. Prior to such role, he held various positions at General Electric, including Executive Vice President, Operations, President and Chief Executive Officer of GE Consumer and Industrial Systems and President and Chief Executive Officer, Electrical Distribution and Control. Mr. Trotter is also a director of Textron, Inc. and Meritor, Inc. and served on the Supervisory Board of Daimler AG until 2014.

Skills and Qualifications

Mr. Trotter brings to our Board of Directors extensive experience in business operations, finance, consumer goods and information technology gained from his many years working in global leadership roles at General Electric, including his role as Vice Chairman and President. His broad management experience, particularly with respect to managing productivity and developing talent, is also of great value to the Board. Mr. Trotter also has significant corporate governance and executive compensation experience across multiple industries as a result of his board service at other public companies.

Daniel Vasella, MD

Director Since: 2002

Age: 62

Independent

Committee Memberships:

• Compensation

• Nominating and Corporate Governance (Chair)



Daniel Vasella, MD, served as Chairman of the Board of Novartis AG, a global innovative healthcare solutions company, from 1999 until 2013 and as Chief Executive Officer of Novartis AG from 1996 to January 2010. From 1992 to 1996, Dr. Vasella held the positions of Chief Executive Officer, Chief Operating Officer, Senior Vice President and Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd. He also served at Sandoz Pharmaceuticals Corporation from 1988 to 1992. Dr. Vasella is also a director of American Express Company and XBiotech Inc.

Skills and Qualifications

Dr. Vasella brings to our Board of Directors his expertise in the areas of health and wellness and nutrition, topics of critical importance to PepsiCo, as well as his leadership experience and global perspectives, which he obtained through his former role as Chairman and Chief Executive Officer of Novartis. He also offers to PepsiCo extensive business, management and marketing skills. In addition, he contributes his knowledge of and experience with regulatory matters developed through his role leading a highly regulated, global business in rapidly changing markets.

 

Alberto Weisser

Director Since: 2011

Age: 60

Independent

Committee Memberships:
• Audit



Alberto Weisser served as Chairman and Chief Executive Officer of Bunge Limited, a global food, commodity and agribusiness company, from 1999 until June 2013 and as Executive Chairman until December 2013. Mr. Weisser previously served as Bunge's Chief Financial Officer from 1993 to 1999. Previously, Mr. Weisser worked at BASF Group in various finance-related positions. Mr. Weisser is a board member of the Council of the Americas, and served as a director of International Paper Company until 2012. He has served since 2015 as a Senior Advisor at Lazard Ltd, a financial advisory and asset management firm, where he advises Lazard as a consultant regarding global agribusiness and related sectors.

Skills and Qualifications

Mr. Weisser brings to our Board of Directors his extensive experience with and keen understanding of commodities, gained from his role as Chairman and Chief Executive Officer of Bunge Limited. These skills are particularly valuable to PepsiCo in today's volatile economic environment. Mr. Weisser has deep knowledge of the strategic, financial, risk and compliance issues facing a large, diversified, publicly traded company, and significant global experience, particularly with respect to emerging markets. Mr. Weisser also contributes strong financial acumen resulting from his six years of experience serving as Bunge Limited's Chief Financial Officer.

Skills, Qualifications and Experience of Our Director Nominees

The table below includes some of the skills, qualifications and experience of each director nominee that led our Board of Directors to conclude that he or she is qualified to serve on our Board. This high-level summary is not intended to be an exhaustive list of each director nominee's skills or contributions to the Board.

Skill/Qualification	Brown	Buckley	Conde	Cook	Dublon	Fairhead	Fisher	Johnson	Nooyi	Page	Pohlad	Trotter	Vasella	Weisser
Public Company CEO		●		●				●	●		●		●	●
Financial Expertise/Financial Community		●		●	●	●		●	●		●	●		●
Consumer Products		●		●				●	●		●	●	●	
Risk Management					●	●	●							●
Public Policy						●	●			●				
Science/Medical Research/Innovation	●	●								●			●	
Information Technology/Cyber security	●						●							
Digital Marketing/New Media/E-Commerce	●		●											
Diversity	●		●		●	●			●			●		●
Developing and Emerging Markets/International Residence	●	●	●	●	●	●	●	●	●		●		●	●



Corporate Governance at PepsiCo

Our Governance Philosophy

We believe strong corporate governance is the foundation for financial integrity, investor confidence and superior performance.

Strong corporate governance is and has been a long-standing priority at PepsiCo. In 2002, the Board of Directors adopted Corporate Governance Guidelines for the Company that established a common set of expectations to assist the Board and its Committees in performing their duties. The Board reviews these Guidelines at least annually, and updates the Guidelines as necessary to reflect changing regulatory requirements, evolving practices and input from our shareholders and other stakeholders. Our Corporate Governance Guidelines are available at *www.pepsico.com* under "*Who We Are*" — "*Corporate Governance*" and are available in print to any shareholder who requests a copy.[1]

 **In 2015, PepsiCo was recognized for "Best In-House Legal Team for Corporate Governance at a Large Cap Company" by New York Stock Exchange Governance Services.**

Shareholder Engagement

We believe that regular, transparent communication with our shareholders and other stakeholders is essential to PepsiCo's long-term success.

We value the views of our shareholders and other stakeholders, and the input that we receive from them is a cornerstone of our corporate governance practices. Through these partnerships, we seek to ensure that corporate governance at PepsiCo is not a formulaic exercise, but rather a dynamic framework that can accommodate the demands of a rapidly changing business environment while remaining responsive to the priorities of our shareholders and external constituencies.

 **PepsiCo was honored in 2015 by New York Stock Exchange Governance Services for "Exemplary Shareholder Engagement."**

Throughout 2015, members of our management team met with a significant number of our shareholders to discuss our portfolio strategy, financial and operating performance, capital allocation, corporate governance, executive compensation, sustainability and corporate social responsibility initiatives, and to solicit feedback on these and a variety of other topics. At least quarterly, the Board receives a report on shareholder engagement and is provided with the opportunity to discuss and ask questions about investor feedback. PepsiCo's Corporate Governance Guidelines require that our Presiding Director ensure that he or she is available for consultation and direct communication, if requested by major shareholders.

We also engaged with other key stakeholders through our active participation in prestigious corporate governance organizations such as the Harvard Law School Program on Corporate Governance, the Stanford University Rock Center for Corporate Governance, the Council of Institutional Investors and the Weinberg Center for Corporate Governance.

---

[1] The information on our website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission (the "**SEC**").

Our engagement activities have resulted in our receiving valuable feedback from our shareholders and other stakeholders who have provided important external viewpoints that inform our decisions and our strategy. For example, over the past year, as a result of collaboration with our shareholders and other stakeholders:

- The Board amended our Corporate Governance Guidelines to specify the Board's oversight role with respect to sustainability, an integral part of the Company's business strategy.

- The Board implemented proxy access, allowing a shareholder or group of up to 20 shareholders owning in aggregate three percent or more of our outstanding Common Stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the shareholder(s) and nominee(s) satisfy the requirements in the By-Laws.

- Taking into account the strong support demonstrated by our shareholders and feedback during individual meetings with shareholders, the Compensation Committee determined to maintain the core structure of our overall executive compensation program, while implementing several changes to the long-term incentive program for 2016, which are described on page 43 of this Proxy Statement.

- PepsiCo was a Founding Partner of the Berkeley Sustainable Business and Investment Forum, a finance innovation forum focused on the evolving concepts of risk management, capital allocation and sustainable business practices with a focus on long-term value creation.

- We have enhanced our disclosure of the Company's sustainability goals and achievements by issuing an updated Sustainability Report and Global Reporting Initiative (GRI) Report.

- PepsiCo became a signatory to leading climate change initiatives including the Climate Declaration of Ceres' Business for Innovative Climate & Energy Policy (BICEP) and the Trillion Tonne Communiqué of the Prince of Wales's Corporate Leaders Group.

In addition, we have had an ongoing dialogue with various shareholders and stakeholders on the important topics of Board oversight of risk and strategy; management and Board succession planning; capital allocation; corporate governance; nutrition; the use and labeling of genetically modified ingredients, which are widely used in the United States; the impact of PepsiCo's supply chain on human rights and environmental matters; and various other issues. In the two-month period prior to our 2015 Annual Meeting of Shareholders, we contacted our 75 largest shareholders, representing over 44% of our outstanding shares, to discuss a broad range of topics. Of this group, shareholders representing nearly 26% of our outstanding shares met with us prior to the 2015 Annual Meeting.

PepsiCo regularly hosts meetings with stakeholders in partnership with Ceres, a prominent network of institutional investors and public interest groups that works with companies to address sustainability challenges. During these meetings, our shareholders and other stakeholders engage on such topics as human rights, sustainable agriculture, risk management, environmental impact and sustainability reporting.

Our Global Code of Conduct

PepsiCo is proud of our commitment to deliver sustained growth through empowered people acting with responsibility and building trust.

This commitment is evidenced in part by our robust Global Code of Conduct, which is designed to provide our directors and employees with guidance on how to act legally and ethically while performing work for PepsiCo. Our Code is available on the Company's website at *www.pepsico.com* under "*Who We Are*"—"*Global Code of Conduct.*" PepsiCo works hard to communicate its values clearly and regularly throughout its operations, including by conducting an annual Global Code of Conduct training program for employees. Annually, all of PepsiCo's directors and executives, including all of our executive officers, certify their compliance with our Global Code of Conduct.

Our Commitment to Sustainable Business Practices

PepsiCo is guided by Performance with Purpose—our vision to deliver top-tier financial performance over the long term by integrating sustainability into our business strategy.

We do this in part by offering a wide range of products, increasing the number of our nutritious foods and beverages, reducing our environmental impacts, and supporting our employees and the communities where we do business, all of which we believe will help position the Company for long-term sustainable growth.

At PepsiCo, sustainability is not viewed as tangential to the business, or a program owned by a dedicated team. Because sustainability matters are integrated into, and not separate from, PepsiCo's business, the full Board considers sustainability issues an integral part of its business oversight. For example, the Board considers sustainability issues in its oversight of such areas of focus as capital allocation, supply chain management, public policy, talent retention and portfolio innovation.

PepsiCo is pleased to share the progress we are making in our Performance with Purpose journey. Please visit *www.pepsico.com* under "*What We Believe*"—"Performance With Purpose"—"*Sustainability Reporting*" to view our latest:

- **Sustainability Report**, which presents our sustainability goals and provides data, as well as examples of our efforts to achieve those goals; and

- **Global Reporting Initiative (GRI) Report**, which offers greater detail on PepsiCo's activities in a widely accepted format.

Our Board of Directors

Our business and affairs are overseen by our Board of Directors pursuant to the North Carolina Business Corporation Act and our By-Laws. Members of the Board of Directors are kept informed of the Company's business by participating in Board and Committee meetings, by reviewing materials provided to them and through discussions with the Chairman and CEO and with key members of management. Since the beginning of 2014, we have added six directors to the Board. The average age of our director nominees is 60.4 years and the average tenure is 5.5 years.

Director Election Requirements and Majority-Vote Policy

All members of the Board are elected annually by our shareholders by a majority of the votes cast in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected), meaning that the number of votes cast "for" a director must exceed the number of votes cast "against" that director in order to elect the director to the Board. In a contested election, where the number of director nominees exceeds the number of directors to be elected, directors will be elected by a plurality vote. Under our Director Resignation Policy set forth in our Corporate Governance Guidelines, if a director nominee in an uncontested election receives more votes "against" than votes "for" his or her election, he or she must offer to resign from the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on the resignation offer. Within 90 days following certification of the shareholder vote, the independent directors will determine, considering the best interests of the Company and its shareholders, whether to accept the director's resignation, and the Company will promptly publicly disclose such determination. A director who offers to resign pursuant to this Policy may not be present during the deliberations or voting by the Nominating and Corporate Governance Committee or the Board as to whether to accept the resignation offer.

Outstanding Board Attendance

Regular attendance at Board meetings and the Annual Meeting is required of each director. Our Board of Directors held seven meetings during fiscal year 2015. In fiscal year 2015, no incumbent director attended fewer than 75% of the total number of Board and applicable Committee meetings (held during the period that such director served) and average attendance of our incumbent directors at Board and applicable Committee meetings (held during the period that such director served) was 98.7%. Thirteen of the 14 directors then serving attended the 2015 Annual Meeting of Shareholders.

Board Leadership Structure

PepsiCo's governing documents allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. This approach allows the Board flexibility to determine whether the two roles should be separate or combined based upon the Company's needs and the Board's assessment of the Company's leadership from time to time. Although our Board regularly considers and is open to different structures as circumstances may warrant, the Board believes that the current arrangement of having a strong independent Presiding Director combined with the leadership of our Chairman and CEO is in the best interests of PepsiCo and its shareholders at this time. As part of its most recent Board leadership assessment, the Board gave thorough consideration to the strategic goals of the Company, the unique opportunities and challenges PepsiCo is facing, the various capabilities of our directors, the dynamics of our Board, best practices in the market, the current industry environment and the status of PepsiCo's progress with respect to key strategic initiatives, among other factors, in determining that this leadership structure continues to strike the right balance between effective independent oversight of PepsiCo's business and Board activities and consistent corporate leadership.

The independent directors believe that our current Chairman of the Board and CEO, Indra K. Nooyi, as an experienced leader with extensive knowledge of the Company and the food and beverage industry, serves as a highly effective bridge between the Board and management and provides the vision and leadership to execute on the Company's strategy and create shareholder value. As the Company continues to implement its ongoing business transformation, the independent directors believe that the Company is best served by having the leader and architect of that strategy as Chairman of the Board.

Our Corporate Governance Guidelines provide that if the Chairman of the Board is not an independent director, an independent director shall be designated as the Presiding Director by the independent members of the Board based on the recommendation of the Nominating and Corporate Governance Committee. The independent director who is designated as the Presiding Director is expected to serve in that role for a three-year term. The Board evaluates the Presiding Director's performance annually under the guidance of the Nominating and Corporate Governance Committee. The duties of our Presiding Director are consistent with the responsibilities generally held by "lead directors" at public companies.

Presiding Director Duties:

- Presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors

- Serves as a liaison between the Chairman and the independent directors

- Has authority to approve information sent to the Board

- Approves meeting agendas for the Board

- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items

- Has the authority to call meetings of the independent directors

- If requested by major shareholders, ensures that he or she is available for consultation and direct communication

In recognition of his skills in overseeing the Company's strong governance policies and practices and his overall leadership and communication abilities, the independent members of the Board of Directors re-elected Ian M. Cook as the Presiding Director of the Board in February 2016. Mr. Cook is an engaged and active director who, as a current CEO of a multinational consumer products company, is uniquely positioned to work collaboratively with our Chairman and CEO, while providing strong independent oversight. In addition to the above responsibilities and assisting the Board of Directors in the fulfillment of its responsibilities in general, Mr. Cook, as the Presiding Director, has over the past year performed additional duties including:

- meeting with the Chairman and CEO after the executive sessions of independent directors held at each regularly scheduled Board meeting to provide feedback on the independent directors' deliberations;

- regularly speaking with the Chairman and CEO between Board meetings to discuss matters of concern, often following consultation with the other independent directors;

- meeting regularly with members of senior management other than the Chairman and CEO; and

- meeting with shareholders.

Director Independence

Independence Determination

The Company's Corporate Governance Guidelines provide that an independent director is a director who meets the New York Stock Exchange definition of independence, as determined by the Board. This definition is included in the Corporate Governance Guidelines, which are available at *www.pepsico.com* under "*Who We Are*"—"*Corporate Governance.*" In making a determination of whether a director is independent, the Board of Directors considers all relevant facts and circumstances, including but not limited to the director's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

Consistent with these considerations, the Board of Directors has affirmatively determined that all of our non-management director nominees, who are listed below, are independent within the meaning of the rules of the New York Stock Exchange. The Board also determined that Alberto Ibargüen, who will retire from the Board of Directors effective as of the 2016 Annual Meeting, is independent. The Board had previously determined that Ray L. Hunt and Sharon Percy Rockefeller, who served on the Board during a portion of 2015, were independent.

Independent Director Nominees

Shona L. Brown	Dina Dublon	William R. Johnson	Lloyd G. Trotter
George W. Buckley	Rona A. Fairhead	David C. Page	Daniel Vasella
Cesar Conde	Richard W. Fisher	Robert C. Pohlad	Alberto Weisser
Ian M. Cook			

In arriving at the foregoing independence determination, the Board of Directors thoroughly considered the relationships described under "Transactions with Related Persons" on page 30 of this Proxy Statement and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director.

Executive Sessions of Independent Directors

The independent directors hold regularly scheduled executive sessions without Company management present. These executive sessions of independent directors are chaired by the Presiding Director. The independent directors met in executive session at all of the regularly scheduled Board meetings held in 2015.

Committees of the Board of Directors

The Board of Directors has three standing Committees: Audit, Compensation and Nominating and Corporate Governance. The table below indicates the members of each Board committee:

	Audit	Compensation	Nominating and Corporate Governance
Shona L. Brown		●	●
George W. Buckley	●		
Cesar Conde	●		
Ian M. Cook (*Presiding Director*)			●
Dina Dublon	♦ (Chair)		
Rona A. Fairhead	●		
Richard W. Fisher	●		
Alberto Ibargüen*		●	●
William R. Johnson	●		
Indra K. Nooyi			
David C. Page		●	●
Robert C. Pohlad	●		
Lloyd G. Trotter		♦ (Chair)	●
Daniel Vasella		●	♦ (Chair)
Alberto Weisser	●		

 Committee Chair

* Effective as of the 2016 Annual Meeting, Alberto Ibargüen will not stand for re-election and will retire from the Board and its Committees.

Audit Committee

Met nine times in 2015

Committee Members

Dina Dublon (Chair)
George W. Buckley
Cesar Conde
Rona A. Fairhead
Richard W. Fisher
William R. Johnson
Robert C. Pohlad
Alberto Weisser

Primary Responsibilities

- Engaging and overseeing the Company's independent registered public accounting firm (taking into account the vote on shareholder ratification) and considering the independence, qualifications and performance of the independent registered public accounting firm

- Approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm

- Reviewing and evaluating the performance of the lead audit partner of the independent registered public accounting firm and periodically considering whether there should be a rotation of the independent registered public accounting firm

- Overseeing the quality and integrity of PepsiCo's financial statements and its related internal controls over financial reporting, including reviewing with management and the independent registered public accounting firm PepsiCo's annual audited and quarterly financial statements and other financial disclosures, including earnings releases

- Reviewing and approving the internal audit department's audit plan, staffing, budget and responsibilities

- Reviewing PepsiCo's compliance with legal and regulatory requirements, by reviewing and discussing the implementation and effectiveness of PepsiCo's compliance program

- Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding (a) accounting, internal accounting controls or auditing matters and other federal securities law matters and (b) confidential, anonymous submissions by employees of concerns regarding accounting or auditing matters or other federal securities law matters

- Reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, and assisting the Board's oversight of PepsiCo's financial, compliance and employee safety risks

- Reviewing related person transactions

Financial Expertise, Financial Literacy and Independence

The Board of Directors has determined that George W. Buckley, Dina Dublon, Rona A. Fairhead, Richard W. Fisher, William R. Johnson and Alberto Weisser, members of our Audit Committee, satisfy the criteria adopted by the SEC to serve as "audit committee financial experts."

In addition, the Board of Directors has determined that George W. Buckley, Cesar Conde, Dina Dublon, Rona A. Fairhead, Richard W. Fisher, William R. Johnson, Robert C. Pohlad and Alberto Weisser, constituting all members of our Audit Committee, are independent directors pursuant to the requirements under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**), and the New York Stock Exchange Corporate Governance listing standards, and are financially literate within the meaning of the New York Stock Exchange Corporate Governance listing standards.

Report

The Audit Committee Report is set forth beginning on page 33 of this Proxy Statement. Cesar Conde joined the Board and the Audit Committee effective March 4, 2016, subsequent to the Committee's approval of the Audit Committee Report, and thus is not named in such report.

Charter

The Audit Committee Charter is available on the Company's website at *www.pepsico.com* under "Who We Are"—"Corporate Governance" and is also available in print to any shareholder who requests a copy.

 

Compensation Committee

Met five times in 2015

Committee Members

Lloyd G. Trotter (Chair)
Shona L. Brown
Alberto Ibargüen
David C. Page
Daniel Vasella

Primary Responsibilities

- Overseeing policies relating to compensation of the Company's executives and making recommendations to the Board with respect to such policies
- Overseeing engagement with shareholders on executive compensation matters
- Producing a compensation committee report for inclusion in the Company's proxy statement
- Overseeing the design of all employee benefit plans and programs of the Company, its subsidiaries and divisions
- Meeting at least annually with the CEO to discuss the CEO's self-assessment in achieving individual and corporate performance goals and objectives
- Evaluating and discussing with the independent directors the performance of the CEO and recommending the CEO's compensation to the independent directors based on the CEO's performance
- Overseeing the evaluation of the executive officers and other key executives deemed to be under the Compensation Committee's purview and evaluating and approving the individual elements of total compensation for such officers
- Evaluating its relationship with any compensation consultant for any conflicts of interest and assessing the independence of any legal, compensation or other external advisors

Additional information on the roles and responsibilities of the Compensation Committee is provided in the Compensation Discussion and Analysis beginning on page 37 of this Proxy Statement.

Independence

The Compensation Committee is comprised entirely of directors who are independent under the New York Stock Exchange Corporate Governance listing standards for directors and compensation committee members, who are also "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of Section 16 of the Exchange Act.

Report

The Compensation Committee Report is set forth on page 64 of this Proxy Statement.

Charter

The Compensation Committee Charter is available on the Company's website at *www.pepsico.com* under *"Who We Are"—"Corporate Governance"* and is also available in print to any shareholder who requests a copy.

Compensation Advisor

The Compensation Committee has engaged Frederic W. Cook & Co., Inc. ("**Cook**") as its independent external advisor. The Compensation Committee reviewed its relationship with Cook, considered Cook's independence and the existence of potential conflicts of interest, and determined that the engagement of Cook did not raise any conflict of interest or other issues that would adversely impact Cook's independence. In reaching this conclusion, the Compensation Committee considered various factors, including the six factors set forth in the SEC and New York Stock Exchange Corporate Governance listing standards regarding compensation advisor conflicts of interest and independence.



Compensation Committee Interlocks and Insider Participation

Shona L. Brown, Ray L. Hunt, Alberto Ibargüen, David C. Page, Sharon Percy Rockefeller, Lloyd G. Trotter and Daniel Vasella served on the Company's Compensation Committee during all or a portion of the 2015 fiscal year. No member of the Compensation Committee is now, or was during 2015, an officer or employee of the Company. No member of the Compensation Committee had any relationship with the Company or any of its subsidiaries during 2015 pursuant to which disclosure would be required under applicable rules of the SEC pertaining to the disclosure of transactions with related persons. None of the executive officers of the Company currently serves or served during 2015 on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on PepsiCo's Board of Directors or Compensation Committee.

Nominating and Corporate Governance Committee **Met six times in 2015** **Committee Members** Daniel Vasella (Chair) Shona L. Brown Ian M. Cook Alberto Ibargüen David C. Page Lloyd G. Trotter	**Primary Responsibilities** • Developing criteria and qualifications for selecting director candidates and identifying qualified candidates for membership on the Board and its Committees • Developing and recommending to the Board corporate governance principles and other corporate policies and otherwise performing a leadership role in shaping the Company's corporate governance policies and practices • Developing and monitoring Board succession plans and overseeing the development of succession plans for the Company's CEO and other executive officers • Making recommendations to the Board concerning the composition, size, structure and activities of the Board and its Committees • Assessing and reporting to the Board on the performance and effectiveness of the Board and its Committees • Reviewing and reporting to the Board with respect to director compensation and benefits • Reviewing the Company's key public policy issues, including sustainability initiatives, and its engagement in the public policy process **Independence** The Nominating and Corporate Governance Committee is comprised entirely of directors who meet the independence requirements under the New York Stock Exchange Corporate Governance listing standards. **Charter** The Nominating and Corporate Governance Committee Charter is available on the Company's website at *www.pepsico.com* under *"Who We Are"—"Corporate Governance"* and is also available in print to any shareholder who requests a copy.

Comprehensive, Year-Round Process for Board Succession Planning and Selection and Nomination of Directors

The Board regularly reviews potential vacancies on the Board and maintains an "evergreen" compilation of potential candidates that it generally reviews at every regular Board meeting. The Nominating and Corporate Governance Committee assists this process by considering prospective candidates at each of its regular Committee meetings and identifying appropriate individuals for the Board's further consideration.

In fulfilling its responsibility to identify qualified candidates for membership on the Board, the Nominating and Corporate Governance Committee considers the following attributes of candidates: (i) relevant knowledge, diversity of background and experience in areas including business, finance, accounting, technology, marketing, international business and government; (ii) personal qualities of leadership, character, judgment and whether the candidate possesses a reputation in the community at large of integrity, trust, respect, competence and adherence to the highest ethical standards; (iii) roles and contributions valuable to the business community; and (iv) whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at meetings. Throughout the director selection and nomination process, the Board adheres to the Company's philosophy of maintaining an environment free from discrimination based upon race, color, religion, sex, sexual orientation, gender identity, age, national origin, disability or veteran status or any other protected category under applicable law.

From time to time, the Nominating and Corporate Governance Committee engages consulting firms to perform searches for director candidates who meet the current needs of the Board. If a consulting firm is retained to assist in the search process for a director, a fee is paid to such firm.

Consideration of Board Diversity

> **The Nominating and Corporate Governance Committee and the Board are keenly focused on ensuring that a wide range of backgrounds and experiences are represented on our Board. Fifty percent of our director nominees are women or ethnically diverse individuals.**

The Nominating and Corporate Governance Committee seeks a Board with diverse opinions and perspectives that is representative of our global business. While not a formal policy, PepsiCo's director nomination processes call for the consideration of a range of types of diversity, including race, gender, ethnicity, culture, nationality and geography. In fact, diversity is one of the enumerated criteria that the Board has identified as critical in maintaining among its current and potential directors. The Board annually assesses the diversity of its members as part of its self-assessment process.

Recommendations for Director Nominees

The Nominating and Corporate Governance Committee will consider recommendations for director nominees made by shareholders and evaluate them using the same criteria as for other candidates. Recommendations received from shareholders are reviewed by the Chair of the Nominating and Corporate Governance Committee to determine whether each candidate meets the minimum membership criteria set forth in the Corporate Governance Guidelines, and if so, whether the candidate's expertise and particular set of skills and background fit the current needs of the Board. Any shareholder recommendation must be sent to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577 and must include detailed background information regarding the suggested candidate that demonstrates how the individual meets the Board membership criteria.

Related Person Transactions

The Board of Directors has adopted written Related Person Transaction Policies and Procedures that generally apply to, where determined by the Company's General Counsel, any transaction or series of transactions:

- in which the Company or a subsidiary was or is a participant;

- where the amount involved exceeds or is expected to exceed $120,000 since the beginning of the Company's last completed fiscal year; and

- the related person (i.e., a director, director nominee, executive officer, greater than five percent beneficial owner of the Company's common stock, or any immediate family member of any of the foregoing) has or will have a direct or indirect material interest.

The transactions described above will be submitted to the Audit Committee for review and approval or ratification.

Review and Approval of Transactions with Related Persons

In determining whether to approve, ratify or disapprove of the entry into a transaction, the Audit Committee will consider all relevant facts and circumstances and will take into account, among other factors:

- whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances;

- whether the transaction would impair the independence of an outside director; and

- whether the transaction would present an improper conflict of interest for any director or executive officer of the Company.

The Audit Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. The Company's General Counsel maintains a list of transactions deemed pre-approved under the policy for review by any Board member upon request.

Transactions with Related Persons

Robert C. Pohlad, a director of the Company, indirectly owns one-third of the voting interests in the Minnesota Twins, a Major League Baseball team, and the remaining voting interests are indirectly owned by his brothers, William Pohlad and James Pohlad. The majority of the non-voting interests in the Minnesota Twins are owned indirectly by Mr. Pohlad and members of his immediate family and through trusts for the benefit of Mr. Pohlad's descendants and descendants of members of his immediate family. Members of Mr. Pohlad's immediate family are employed by the Minnesota Twins, including James Pohlad, who serves as its Chief Executive Officer. In fiscal year 2015, PepsiCo made payments to the Minnesota Twins of approximately $730,000 in connection with a sponsorship agreement, and PepsiCo received payments of approximately $785,000 from the Minnesota Twins and an independent third party in connection with the sale of PepsiCo products at the Minnesota Twins' stadium. Transactions between the Minnesota Twins and PepsiCo, individually and in the aggregate, represented less than 1% of the annual revenues of the Minnesota Twins and PepsiCo in each of 2015, 2014 and 2013. The sponsorship agreement and sale of PepsiCo products are ongoing, and Mr. Pohlad is not involved in negotiating these arms-length transactions.

In addition, Mr. Pohlad's wife, Rebecca Pohlad, and their children are beneficiaries of irrevocable trusts that own Christen Group, LLC ("**Christen Group**") and Mr. Pohlad's father-in-law, Paul Christen, is an executive officer of Christen Group. In fiscal year 2015, PepsiCo made payments of approximately $170,000 to Christen Group in connection with the leasing of a distribution center owned by Christen Group. PepsiCo entered into the lease in August 2013, prior to Christen Group's acquisition of the distribution center in December 2013. The lease expires in October 2023 and the terms of this leasing transaction remain unchanged from prior years. Transactions between Christen Group and PepsiCo, individually and in the aggregate, are not material to PepsiCo, Mr. Pohlad, any of Mr. Pohlad's family members, or Christen Group.

The Board thoroughly considered these relationships and determined that they do not impair Mr. Pohlad's independence or his ability to exercise independent judgment in carrying out the responsibilities of a director.

In addition, Jennifer Carey, daughter-in-law of Albert P. Carey, PepsiCo's CEO, North America Beverages, is a Senior Account Manager at PepsiCo and received total compensation of approximately $125,000 in base salary and annual performance bonus in 2015. She also participates in the general welfare and benefit plans of PepsiCo. Ms. Carey's compensation was established in accordance with PepsiCo's employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions. Mr. Carey does not have a material interest in his daughter-in-law's employment, nor does he share a household with her.

The Board's Oversight of Risk Management

The Board recognizes that the achievement of our strategic and operating objectives involves taking risks. The Board has oversight responsibility for PepsiCo's integrated risk management framework, which is designed to identify, assess, prioritize, address, manage, monitor and communicate these risks across the Company's operations, and foster a corporate culture of integrity and risk awareness. Consistent with this approach, one of the Board's primary responsibilities is overseeing and interacting with senior management with respect to key aspects of the Company's business, including risk assessment and risk mitigation of the Company's top risks.

In addition, the Board has tasked designated Committees of the Board to assist with the oversight of certain categories of risk management, and the Committees report to the Board regularly on these matters.

- The Audit Committee reviews and assesses the guidelines and policies governing the Company's risk management and oversight processes and assists with the Board's oversight of financial, compliance and employee safety risks facing the Company.

- The Compensation Committee reviews the Company's employee compensation policies and practices to assess whether such policies and practices could lead to unnecessary risk-taking behavior.

In addition, throughout the year, the Board and the relevant Committees receive updates from management with respect to various enterprise risk management issues and dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail.

The Company's integrated risk management framework also includes both division-level and key country risk committees that are comprised of cross-functional senior management teams and that work together to identify, assess, prioritize and address division- and country-specific business risks. The Company's senior management engages with and reports to PepsiCo's Board of Directors and the relevant Committees on a regular basis to address high-priority risks.

At its February 2016 meeting, the Compensation Committee reviewed the results of the 2015 annual compensation risk assessment and concluded that the risks arising from the Company's overall compensation programs are not reasonably likely to have a material adverse effect on the Company.

The Company believes that the Board's leadership structure, discussed in detail under "Board Leadership Structure" beginning on page 23 of this Proxy Statement, supports the risk oversight function of the Board by providing for open communication between management and the Board. In addition, strong independent directors chair the various Committees involved in assisting with risk oversight, and all directors are involved in the risk oversight function.

The Board's Role in Strategy Oversight

The Board has deep experience and expertise in the areas of strategy development and governance. Setting the strategic course of the Company involves a high level of constructive engagement between management and the Board. Our entire Board acts as a strategy committee and regularly discusses the strategic priorities of our Company, taking into consideration global economic, consumer and other significant trends, as well as changes in the food and beverage industries. In addition to dedicating a multi-day meeting to an extensive review of the Company's strategic plans annually, the Board receives information and updates from management with respect to strategy throughout the year and discusses strategy at almost every Board meeting. PepsiCo's independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed. The Board also regularly discusses and reviews feedback on strategy from our shareholders and stakeholders.

The Board's Role in Talent Development

Our Board believes that talent development is vital to PepsiCo's continued success. Our Board's involvement in leadership development and succession planning is systematic and ongoing, and the Board provides input on important decisions in each of these areas. The Board's responsibilities include succession planning for the CEO and other executive officer positions, and the Nominating and Corporate Governance Committee oversees the development and implementation of succession plans for this process. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and their potential to succeed to the position of CEO, developed in consultation with the Presiding Director and the Chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee also has responsibility for follow-up steps with respect to succession planning as may be delegated by the Board from time to time. The Board meets regularly with high-potential executives, both in small group and one-on-one settings.

Political Contributions Policy

In 2005, the Board of Directors adopted a Political Contributions Policy for the Company, which is amended from time to time. The Political Contributions Policy together with other policies and procedures of the Company guide PepsiCo's approach to political contributions. As specified in its Charter, the Nominating and Corporate Governance Committee oversees this policy and annually reviews the Company's key public policy issues and its engagement in the public policy process. The Committee also annually reviews the Company's political activities and expenditures. PepsiCo's Board receives information regarding the Company's public policy initiatives and developments at every regularly scheduled Board meeting.

In keeping with our goal of transparency, our Political Contributions Policy and our annual U.S. political contributions are posted at *www.pepsico.com* under *"What We Believe"—"Policies."* Additionally, over the years, we have significantly enhanced our website disclosure of political spending and lobbying activities by including the following information:

• a link to PepsiCo's quarterly federal lobbying reports;

• the total annual amount of PepsiCo's federal lobbying-related expenditures;

• information about our key lobbying priorities and our Board's oversight of political spending and lobbying activities;

• a list of U.S. trade associations that lobby on behalf of PepsiCo to which PepsiCo contributes over $25,000 annually; and

• the names of the lobbyists with which we directly contract.

Board and Committee Self-Assessments

Pursuant to New York Stock Exchange requirements, PepsiCo's Corporate Governance Guidelines and the Charters of each of the Board's Committees, the Board and each of its Committees are required to conduct a self-evaluation at least annually. Our processes enable directors to provide anonymous and confidential feedback on topics including:

• Board/Committee information and materials;

• Board/Committee meeting mechanics and structure;

• Board/Committee composition;

• Board/Committee responsibilities and accountability;

• Board meeting content/conduct; and

• overall performance of Board members.

To promote effectiveness of the Board and each Committee, the self-assessment results are reviewed and addressed by the Nominating and Corporate Governance Committee, the members of each Committee and the independent directors both alone in an executive session led by the Presiding Director and with members of management. Periodically, the Nominating and Corporate Governance Committee considers whether individual director interviews and/or third-party assessments should be conducted to supplement the Board and Committee self-assessment process. The Board also reviews the Nominating and Corporate Governance Committee's periodic recommendations concerning the performance and effectiveness of the Board, each of its Committees and the Presiding Director.

Communications with the Board

The PepsiCo Corporate Law Department reviews all communications sent to the Board of Directors and regularly provides to the Board a summary of communications that relate to the functions of the Board or a Board Committee or that otherwise warrant Board attention. Directors may at any time discuss the Board communications received by the Company and request copies or summaries of such communications. In addition, the Corporate Law Department may forward certain communications only to the Presiding Director, the Chair of the relevant Committee or the individual Board member to whom a communication is directed. Concerns relating to PepsiCo's accounting, internal control over financial reporting or auditing matters will be referred directly to members of the Audit Committee. Those items that are unrelated to a director's duties and responsibilities as a Board member may not be provided to the Board by the Corporate Law Department, including, without limitation, solicitations and advertisements; junk mail; product-related communications; job referral materials such as resumes; surveys; and material that is determined to be illegal or otherwise inappropriate.

Shareholders and other interested parties may send communications directed to the Board of Directors, a Committee of the Board, the Presiding Director, the independent directors as a group or an individual member of the Board by any of the following means:

By Phone

 1-866-626-0633

By Mail

 Send a letter to:
PepsiCo Board of Directors
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

On-line

 Submit a communication through our website *www.pepsico.com* under "Who We Are"—"Corporate Governance"—"Contact the Board"

Ratification of Appointment of Independent Registered Public Accounting Firm (Proxy Item No. 2)

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (taking into account the vote on shareholder ratification). The Audit Committee has appointed KPMG LLP ("**KPMG**") as PepsiCo's independent registered public accounting firm for fiscal year 2016. KPMG has served as PepsiCo's independent registered public accounting firm since 1990. While we are not required by our By-Laws or otherwise to seek shareholder ratification of the selection of KPMG as our independent registered public accounting firm, we are doing so as a matter of good corporate governance. If the shareholders do not ratify the selection, the Audit Committee will take the vote into consideration when determining whether or not to retain KPMG. The Audit Committee believes that the continued retention of KPMG as our independent registered public accounting firm is in the best interests of our shareholders.

Representatives of KPMG are expected to be present and available to answer appropriate questions at the Annual Meeting and will have an opportunity to make statements during the meeting if they desire to do so.

 **Our Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of KPMG as PepsiCo's independent registered public accounting firm for fiscal year 2016.**

Audit Committee Report

PepsiCo's Audit Committee reports to and acts on behalf of the Board and is comprised solely of directors who satisfy the independence, financial literacy and other requirements set forth in the listing standards of the New York Stock Exchange and applicable securities laws. Six members of the Committee, including the Chair of the Committee, are "audit committee financial experts" as defined by the Securities and Exchange Commission.

The Audit Committee operates under a written charter, approved and adopted by the Board, which sets forth its duties and responsibilities. This charter, which is available in full on the Company's website at *www.pepsico.com* under "*Who We Are*"— "*Corporate Governance*," is reviewed annually and updated, as appropriate, to address changes in regulatory requirements, authoritative guidance, evolving oversight practices and investor feedback.

The Committee's purpose is to assist the Board's oversight of:

- the quality and integrity of PepsiCo's financial statements and its related internal controls over financial reporting;
- PepsiCo's compliance with legal and regulatory requirements;
- the independent registered public accounting firm's qualifications, independence and performance; and
- the performance of PepsiCo's internal audit function.

In 2015, the Audit Committee met nine times and fulfilled each of its duties and responsibilities as outlined in its charter, including:

- reviewing with KPMG, PepsiCo's independent registered public accounting firm, and PepsiCo's internal auditors the overall scope and plans for their respective audits for 2015;
- considering whether there should be a rotation of the independent registered public accounting firm;
- approving all audit engagement fees and terms, as well as permissible non-audit engagements with KPMG (please refer to page 35 of this Proxy Statement for a detailed discussion of such fees);
- receiving an update on PepsiCo's Law Department's compliance with Part 205 of Section 307 of the Sarbanes-Oxley Act of 2002 regarding standards of professional conduct for attorneys;
- reviewing and assessing the guidelines and policies governing PepsiCo's risk management and oversight processes, and assisting the Board's oversight of financial, compliance and employee safety risks facing PepsiCo;



- receiving periodic updates on PepsiCo's financial performance and strategic initiatives, as well as other matters germane to its responsibilities;

- reviewing and discussing earnings press releases, as well as earnings guidance provided to analysts;

- reviewing related person transactions;

- meeting with the internal auditors and KPMG, with and without management present, to discuss their evaluations of PepsiCo's internal controls;

- meeting with the internal auditors and KPMG, with and without management present, to discuss the overall quality of PepsiCo's financial reporting; and

- regularly meeting separately with PepsiCo's General Counsel, Chief Compliance & Ethics Officer, General Auditor and Chief Financial Officer.

Review and Recommendation Regarding Financial Statements. Management has primary responsibility for preparing PepsiCo's financial statements and establishing effective internal controls over financial reporting. KPMG is responsible for auditing those financial statements and expressing an opinion on the conformity of PepsiCo's audited financial statements with generally accepted accounting principles and on the effectiveness of PepsiCo's internal controls over financial reporting based on criteria established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. In this context, the Audit Committee met with management and KPMG to review and discuss the Company's audited financial statements and assessment of PepsiCo's internal control over financial reporting, asked management and KPMG questions relating to such matters and discussed with KPMG the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board, including Statement on Auditing Standard No. 16, "Communications with Audit Committees." These meetings and discussions included a review of the critical accounting policies applied by PepsiCo in the preparation of its financial statements and the quality (and not just the acceptability) of the accounting principles utilized, the reasonableness of significant accounting estimates and judgments, and the disclosures in PepsiCo's consolidated financial statements. Based on the reviews and discussions described in this report, including the matters related to KPMG's independence as discussed below, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 26, 2015, for filing with the SEC.

Selection of Independent Registered Public Accounting Firm. As noted above, the Audit Committee assists the Board's oversight of the independent registered public accounting firm's qualifications, independence and performance. The Audit Committee is directly responsible for appointing, compensating, retaining and overseeing the work of PepsiCo's independent registered public accounting firm, including reviewing and evaluating the performance of the lead audit partner responsible for PepsiCo's audit, overseeing the required five-year rotation of the lead audit partner and, through the Audit Committee Chair as representative of the Audit Committee, reviewing and considering the selection of the new lead audit partner. KPMG's current lead audit partner was selected in 2013 and KPMG has served as the Company's independent registered public accounting firm since 1990.

The Audit Committee recognizes the importance of maintaining the independence of PepsiCo's auditor, both in fact and in appearance. In 2015, the Audit Committee received and reviewed the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding their communications with the Audit Committee concerning independence, and discussed with KPMG the firm's independence from the Company and management. These discussions included, among other things, a review of the nature of, and fees paid to KPMG for, non-audit services and the compatibility of such non-audit services with maintaining KPMG's independence (as discussed on page 35 of this Proxy Statement, the Audit Committee pre-approves all fees paid to KPMG in accordance with the Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services). The Audit Committee concurred with KPMG's conclusion that they are independent from PepsiCo and its management.

The Audit Committee periodically considers whether there should be a rotation of the independent registered public accounting firm. In addition to KPMG's independence from the Company and management, the Audit Committee also considered several other factors in deciding whether to re-engage KPMG, including KPMG's qualifications, the quality of its staff and work and quality control; KPMG's policies related to independence; KPMG's global reach, capability and expertise to perform an audit of a company having the breadth and complexity of PepsiCo's business and its global footprint; and the length of time KPMG has served as the Company's independent registered public accounting firm. The Audit Committee also reviewed with KPMG the most recent report of the Public Company Accounting Oversight Board on its inspection of KPMG.

As a result of the foregoing, the Audit Committee has retained KPMG as the Company's independent registered public accounting firm for the fiscal year 2016 (taking into account the vote on shareholder ratification). The Audit Committee and the Board believe that the continued retention of KPMG to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders and have recommended that shareholders ratify the appointment of KPMG as the Company's independent registered public accounting firm for the fiscal year 2016.

The Audit Committee*

Dina Dublon, Chair	William R. Johnson
George W. Buckley	Robert C. Pohlad
Rona A. Fairhead	Alberto Weisser
Richard W. Fisher	

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act of 1933, as amended (the **"Securities Act"**), or the Exchange Act except to the extent the Company specifically incorporates such report by reference.

Audit and Other Fees

The following table presents fees incurred for professional audit services rendered by KPMG, the Company's independent registered public accounting firm, for the audit of the Company's annual consolidated financial statements for 2014 and 2015, and fees billed for other services rendered by KPMG in 2014 and 2015.

	2014	2015[5]
Audit fees[1]	$ 25,342,000	$ 22,641,000
Audit-related fees[2]	$ 1,896,000	$ 2,545,000
Tax fees[3]	$ 1,371,000	$ 1,018,000
All other fees[4]	$ 42,000	$ 80,000

(1) Audit fees for 2014 and 2015 consisted of fees for the audits of the Company's annual consolidated financial statements, the audit of the effectiveness of the Company's internal control over financial reporting, the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q and services related to statutory filings or engagements.

(2) Audit-related fees for 2014 and 2015 consisted primarily of due diligence reviews and other procedures performed in connection with business transactions, audits of certain employee benefit plans, agreed upon procedures reports, attestation reports and the issuance of comfort letters.

(3) Tax fees for 2014 and 2015 consisted primarily of international tax compliance services.

(4) All other fees for 2014 and 2015 consisted of fees for services/assistance with operational process assessments.

(5) The change in fees in 2015 versus 2014 includes the impact of foreign exchange translation.

Pre-Approval Policy and Procedures

We understand the need for the independent registered public accounting firm to maintain its objectivity and independence, both in appearance and in fact, in its audit of PepsiCo's financial statements. Accordingly, the Audit Committee has adopted the PepsiCo Policy for Pre-Approval of Audit, Audit-Related and Non-Audit Services. The policy provides that the Audit Committee will engage the independent registered public accounting firm for the audit of PepsiCo's consolidated financial statements and audit-related, tax and other non-audit services in accordance with the terms of the policy. The policy provides that on an annual basis the independent registered public accounting firm's global lead audit partner will review with the Audit Committee the services the independent registered public accounting firm expects to provide in the coming year and the related fee estimates, and that the Audit Committee will consider for pre-approval a schedule of such services. The policy further provides that the Audit Committee will specifically pre-approve engagements of the independent registered public accounting firm for services that are not pre-approved through the annual process. The Audit Committee Chair is authorized under the policy to pre-approve any audit, audit-related, tax or other non-audit services between Audit Committee meetings, provided such interim pre-approvals are reviewed with the full Audit Committee at its next meeting. In addition, PepsiCo provides the Audit Committee with a status report at each of its regularly scheduled meetings regarding audit, audit-related, tax and other non-audit services that the independent registered public accounting firm has been pre-approved to perform, has been asked to provide or may be expected to provide during the balance of the year.

---

* Although Cesar Conde joined the Audit Committee effective March 4, 2016, the Audit Committee Report was approved by the Committee prior to that date and therefore he is not referenced in and is not a signatory to this report.

Advisory Approval of Executive Compensation (Proxy Item No. 3)

Pursuant to Section 14A of the Exchange Act, the Company asks shareholders to cast an advisory vote to approve the compensation of our Named Executive Officers disclosed in the "Executive Compensation" section beginning on page 37 of this Proxy Statement. While this vote is non-binding, PepsiCo values the opinions of its shareholders and, consistent with our record of shareholder engagement, will consider the outcome of the vote when making future compensation decisions.

In considering your vote, we invite you to review the Compensation Discussion and Analysis beginning on page 37 of this Proxy Statement. As described in the Compensation Discussion and Analysis, we believe that PepsiCo's executive compensation programs effectively align the interests of our executive officers with those of our shareholders by tying a significant portion of their compensation to PepsiCo's performance and by providing a competitive level of compensation needed to recruit, retain and motivate talented executives critical to PepsiCo's long-term success.

We are asking our shareholders to vote FOR, in a non-binding vote, the following resolution:

"Resolved, the shareholders of PepsiCo approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the 2015 Summary Compensation Table, the other compensation tables and the related notes and narratives on pages 37-64 of this Proxy Statement for the 2016 Annual Meeting of Shareholders."

The Board has adopted a policy of providing annual advisory votes on the compensation of our Named Executive Officers. The next advisory vote to approve our executive compensation will occur at the 2017 Annual Meeting of Shareholders, unless the Board of Directors modifies its policy on the frequency of holding such advisory votes.

 **Our Board of Directors recommends that shareholders vote "FOR" the compensation of our Named Executive Officers.**

Executive Compensation

Compensation Discussion and Analysis

Pay for Performance

PepsiCo's executive compensation programs are designed to align the interests of PepsiCo's executive officers with those of our shareholders:

- We provide market-competitive programs that enable PepsiCo to attract and retain highly talented individuals with pay directly linked to the achievement of performance goals that we believe foster the creation of sustainable long-term shareholder value.

- Our pay-for-performance principles dictate that our executive officers should only receive target payouts when PepsiCo achieves our financial goals. For this reason, our Compensation Committee sets financial targets for incentive pay that align with the external guidance communicated to shareholders at the beginning of each fiscal year.

2015 Target Pay Mix for Named Executive Officers

To align pay levels for Named Executive Officers ("**NEOs**") with the Company's performance, our pay mix places the greatest emphasis on performance-based incentives. Over 90% of our Chairman and CEO's 2015 target total direct compensation, and approximately 85% of the average 2015 target total direct compensation of our other NEOs, is performance-based:

Chairman and CEO Target Pay Mix

Performance-Based Compensation 91%



NEO Target Pay Mix (Excluding Chairman and CEO)

Performance-Based Compensation 85%



Components of Our Executive Compensation Program

The primary components of our executive compensation programs summarized in the following table ensure that pay is directly linked to the creation of sustainable long-term shareholder value.

Type	Component	Objective
Performance-Based Compensation	Long-Term Incentive	• Align executive officers' rewards with returns delivered to PepsiCo's shareholders • Incentivize achievement of stock performance objectives and critical operating performance objectives over a three-year period
	Annual Incentive	• Drive Company and business unit performance, including growth in revenue and profitability, free cash flow and share of retail sales • Deliver individual performance against specific business imperatives such as improving operating efficiencies, driving sustainable innovation, increasing customer satisfaction and developing a diverse and talented workforce
Fixed Compensation	Base Salary	• Provide market-competitive fixed pay reflective of an executive's role, responsibilities and individual performance

Our Named Executive Officers

This Compensation Discussion and Analysis describes the compensation of the following NEOs:

Name and Title
Indra K. Nooyi Chairman of the Board and CEO, PepsiCo
Hugh F. Johnston Vice Chairman, Executive Vice President ("**EVP**") and Chief Financial Officer ("**CFO**"), PepsiCo
Albert P. Carey CEO, North America Beverages ("**NAB**")
Thomas Greco CEO, Frito-Lay North America ("**FLNA**")
Ramon Laguarta CEO, Europe, Sub-Saharan Africa ("**ESSA**")

2015 PepsiCo Performance

PepsiCo delivered strong performance in 2015. In the midst of a challenging macroeconomic environment, we met or exceeded each of the financial goals announced to shareholders at the beginning of the year.

Company Performance Measures[1]



Organic Revenue Growth
Mid-single digits
5.2%
Goal
Result
Core Constant Currency Earnings Per Share (EPS) Growth
7%
10.2%
Goal
Result
Free Cash Flow Excluding Certain Items
>$7B
$8.1B
Goal
Result
Core Net Return On Invested Capital (ROIC) Improvement
+50bps
+210bps
Goal
Result

While delivering strong financial performance in 2015, we enhanced our competitiveness and prospects for future growth by making significant progress against our most important strategic initiatives:

- **Innovation:** Continued to extend our innovation advantage by growing new platforms and simultaneously investing in the future by increasing our research and development spending
- **Brand Building:** Stepped up our level of advertising and marketing support for our brands to 6.3% of sales with PepsiCo holding or gaining market share across most of our key markets
- **Execution:** Redoubled our efforts on marketplace execution, with PepsiCo being the single largest driver of U.S. retail food and beverage growth for our customers and providing more growth in U.S. retail sales than the next 15 largest food and beverage manufacturers combined
- **Productivity:** Delivered over $1 billion of productivity savings during 2015, remaining on track to successfully complete our five-year, $5 billion productivity program through 2019
- **Cash Return to Shareholders:** Increased our annualized dividend for the 43rd consecutive year in 2015 and returned $9 billion to shareholders through share repurchases and dividends

Our strong 2015 results translated into 9% TSR, outpacing our proxy peer group and the S&P 500.

1 Organic revenue, core constant currency earnings per share, free cash flow excluding certain items and core net ROIC are non-GAAP financial measures that exclude certain items. Please refer to Exhibit A to this Proxy Statement for a reconciliation of these measures relative to reported GAAP financial measures, and to PepsiCo's 2015 Annual Report on Form 10-K for the fiscal year ended December 26, 2015 for a more detailed description of the items excluded from these measures. To evaluate performance in a manner consistent with how management evaluates our operational results and trends, the Compensation Committee applies certain business performance metrics that are measured on a non-GAAP basis to both long-term and annual incentive awards. Constant currency financial measures assume constant foreign currency exchange rates, which enables consistent year-over-year financial comparisons and ensures that our executives are incentivized to grow non-U.S. operations in the applicable local currency. Measurement of results on a constant currency basis also ensures that incentive payouts are not artificially inflated or impaired by local country currency fluctuations that are outside the control of management.



Impact of 2015 PepsiCo Performance on Pay

Chairman and CEO Pay Decisions

The Board of Directors evaluates Ms. Nooyi's performance and makes incentive pay decisions through a holistic assessment of her delivery of PepsiCo's financial goals and her progress against PepsiCo's strategic priorities to sustain long-term shareholder value. In 2015, despite significant macroeconomic volatility, Ms. Nooyi led PepsiCo to achieve strong operating and financial performance that met or exceeded each of the goals announced to shareholders. At the same time, she continued to focus the organization to successfully drive PepsiCo's long-term value creation through the Company's strategic initiatives in brand-building, innovation, productivity and marketplace execution.

As a result of this performance, in February 2016, the Board approved for Ms. Nooyi an annual salary of $1.7 million, a 2015 annual incentive award of $5.25 million and a 2016 LTI award with a grant date value of $13.5 million. The actual payout Ms. Nooyi realizes on her 2016 LTI award will depend upon achievement of critical operating and relative stock performance targets established by the Compensation Committee for the 2016-2018 performance period.

The Board is strongly committed to supporting and retaining Ms. Nooyi for continuation of PepsiCo's transformative journey in the upcoming years.

As Ms. Nooyi approaches her 10th year as Chairman and CEO, the Board has reflected on the sustained top-tier performance and significant long-term value her leadership has delivered to the Company's shareholders. Her pioneering vision of Performance with Purpose, coupled with her steadfast drive to transform PepsiCo's culture, product portfolio, and productivity levels, has produced an outstanding team and a solid platform for sustained growth capable of operating in a volatile and uncertain marketplace.

Chairman and CEO Total Direct Compensation and Total Shareholder Return[1]



The Total Shareholder Return (TSR) illustrates the value of a $100 investment in PepsiCo's Common Stock over the three-year period beginning on January 1, 2013 and ending on December 31, 2015, assuming reinvested dividends.

---

1   The above chart is different than the 2015 Summary Compensation Table on page 54 of this Proxy Statement. SEC rules require disclosure of stock-settled awards in the year granted and disclosure of cash-settled awards in the year in which the relevant performance criteria are satisfied, whether or not payment is actually made in that year. Consistent with these rules, Ms. Nooyi's 2015 compensation reflected in the 2015 Summary Compensation Table on page 54 of this Proxy Statement includes the PEPunits granted in 2015 and her LTC Award granted in 2013, which is based on performance over the 2013-2015 performance period and paid out in March 2016.

2   LTI awards for the 2015 performance year consist of Performance Stock Units ("**PSUs**") (66%) and LTC Awards (34%) under our 2016 updated LTI Program design (further described in the "2016 Updates to the Long-Term-Incentive Program" section on page 43 of this Proxy Statement) and differ from the value reported in the 2015 Summary Compensation Table under SEC disclosure rules. PSU and LTC Award values for each performance year are approved by the Board and granted the following year. For example, the PSU and LTC Award values for the 2015 performance year were approved by the Board and granted in 2016.

2013 Long-Term Incentive Award Payout

The 2013 LTI Awards were based on the pre-2016 LTI design, which consisted of PEPunits and LTC Awards and paid out in March 2016. The design of the 2013 LTI awards is described in the "2013 Long-Term Incentive Award Design" section on page 44 of this Proxy Statement.

2013 PEPunit Payout

PEPunits, which represented 60% of the 2013 Annual LTI Award, provide our NEOs with an opportunity to earn shares of PepsiCo Common Stock with a value determined by absolute changes in PepsiCo's stock price (the "**Absolute Stock Price Adjustment**") and PepsiCo's TSR relative to the S&P 500 over a three-year performance period (the "**Relative TSR Adjustment**"). The potential payout is capped at 175% of the shares awarded on the grant date.





3-Year Absolute Stock Performance

Target: 5% CAGR
Threshold: -3% CAGR
Result: 11% CAGR
Max: 14% CAGR
100%
50%
0%
150%
Target Performance: 5% CAGR
Actual Result: 11% CAGR

- The Absolute Stock Price Adjustment is +38% based on stock price performance from March 1, 2013 through March 1, 2016. The final adjustment reflects the average 90-day price prior to March 1, 2016 of $98.44, the average price for the 90 days prior to March 1, 2013 of $71.60 and exceeding the 5% compound annual growth rate ("**CAGR**") required to achieve above-target payout.

3-Year Relative TSR Percentile vs. S&P500

Target: 50th
Result: 57th
Threshold: 25th
Max Payout: 75th
+0%
-25%
+25%
Target Performance: 50th Percentile
Actual Result: 57th Percentile

- PepsiCo's TSR of 59% for the three-year period ending on December 31, 2015 was above the median of the S&P 500 and resulted in a Relative TSR Adjustment of +7%.

PEPunit Payout

The 2013 PEPunit awards paid out 45% above target in light of the strong absolute and relative stock price performance over the three-year performance period.

Name	2013 PEPunits Granted	Payout Performance	Share Payout in March 2016
Indra K. Nooyi	108,911		157,921
Hugh F. Johnston	30,495		44,218
Albert P. Carey	28,317	+45% Above Target	41,060
Thomas Greco	14,115		20,467
Ramon Laguarta	10,891		15,792



2013 Long-Term Cash Award Payout

The LTC Award represented 40% of the 2013 Annual LTI Award and is denominated and paid in cash based on the level of performance achieved with respect to two equally weighted operating performance metrics measured over the 2013-2015 performance period: average core constant currency EPS growth and cumulative core net ROIC growth. The potential payout is capped at 175% of the dollar amount awarded on the grant date.

3-Year Avg. Core Constant Currency EPS Growth


Target: 7%
Threshold: 5.5%
Result: 9.4%
Max: 9.5%
100%
40%
0%
175%
Target Performance: 7%
Actual Result: 9.4%

- PepsiCo's actual three-year (2013-2015) average core constant currency EPS growth of 9.4% exceeded the target of 7.0% set by the Compensation Committee in March 2013.

3-Year Core Net ROIC Improvement


Target: +150bps
Threshold: +90bps
Max: +230bps
100%
40%
0%
175%
Result: +430 bps
Target Performance: +150 bps
Actual Result: +430 bps

- PepsiCo's actual three-year (2013-2015) Core Net ROIC improved from 15.3% to 19.6% over the three-year performance period, a 430bps increase that exceeded the 150bps target set by the Compensation Committee in March 2013.

LTC Payout

As a result of exceptional three-year performance, the 2013 LTC Award paid out 73.5% above the grant value.

Name	2013 LTC Award Grant Value ($000)	Payout Performance	Payout Value ($000)
Indra K. Nooyi	5,000	+73.5% Above Target	8,675
Hugh F. Johnston	1,400		2,429
Albert P. Carey	1,300		2,256
Thomas Greco	648		1,124
Ramon Laguarta	500		868

Strong Compensation Governance

The Compensation Committee oversees the design and administration of PepsiCo's executive compensation programs and evaluates these programs against competitive practices, legal and regulatory developments and corporate governance trends. The Compensation Committee has incorporated the following market-leading governance features into our programs:

What We Do	✓ Double-Trigger Change-in-Control Vesting of Long-Term Incentive Awards ✓ Responsible Use of Shares under our Long-Term Incentive Program with Share Utilization Below Our Peer Group Median ✓ Comprehensive Clawback Policy that Applies to Annual Incentive, Long-Term Incentive and Deferral Programs ✓ Rigorous Stock Ownership Requirements that Continue for 12 Months Beyond Employment ✓ Balanced Mix of Top-line and Botton-line, External and Internal Metrics Set Against Rigorous Measurable Goals within our Incentive Programs ✓ No Backdating or Repricing of Stock Option Awards
What We Don't Do	✗ No Employment Agreements ✗ No Supplemental Executive Retirement Plans ✗ Financial Targets for Performance Awards Never Reset ✗ No Hedging and Pledging of Company Stock ✗ No Tax Gross-Ups

Engagement with Our Shareholders

PepsiCo has a longstanding practice of engaging with shareholders on executive compensation matters. In the two-month period before the 2015 annual meeting of shareholders, we contacted our 75 largest shareholders, representing over 44% of our outstanding shares, to discuss a broad range of topics, including executive compensation. Of this group, 33 shareholders, representing nearly 26% of outstanding shares, met with us prior to the 2015 annual meeting. Subsequent to the 2015 annual meeting, we continued our outreach efforts to develop a better understanding of the feedback received from shareholders. Our Compensation Committee incorporated shareholder feedback into its annual review of program components, targets and payouts to maintain awareness of emerging executive compensation practices, ensure the continued strength of our pay-for-performance alignment and maintain strong shareholder support.

> **At our 2015 Annual Meeting, shareholders again showed strong support for our executive compensation programs with 91% of the votes cast approving our advisory resolution.**

Taking into account the strong support demonstrated by our shareholders and feedback during individual meetings with shareholders, the Compensation Committee determined to maintain the core structure of our overall executive compensation program, and to implement several changes to the LTI program for 2016.

2016 Updates to the Long-Term Incentive Program

Taking into account shareholder input and an analysis of current best practices, the Compensation Committee approved several revisions to our LTI Program for executive officers that are effective with the 2016 LTI award.

What We Heard from Shareholders	How We Responded
Continued support for a 100% performance-based program with a three-year performance period	In order to continue focusing executives on achieving long-term goals that drive shareholder value, the program continues to utilize a three-year performance period with 100% of the award at risk based on PepsiCo's performance.
Link more of the LTI award to PepsiCo's Common Stock	Adjusted the LTI mix so that the overall award opportunity is denominated 66% in PepsiCo stock (increased from 60%). Consistent with PepsiCo's responsible use of shares and careful management of shareholder dilution levels, the remaining 34% of the award will be delivered in the form of the LTC award with payout tied fully to relative TSR performance.
Link relative TSR performance to PepsiCo's peer group	To determine relative TSR performance, replaced the S&P 500 from the current design with PepsiCo's peer group used by the Compensation Committee in evaluating performance and pay levels.
Greater emphasis on relative TSR	More than doubled relative TSR weighting to 34% (increased from 15% total potential impact) to align payouts with shareholder value creation that outpaces PepsiCo's peer group. Key operational metrics account for the remaining 66% of the program.
Maintain stock price performance hurdles as part of the LTI design	Required that no LTC award is payable if relative TSR is less than the 25th percentile of PepsiCo's peer group and incorporated a second hurdle requiring positive absolute TSR performance to achieve payout over 100%.

Changes to Executive Officer LTI Design

2015 Design

PepsiCo Equity Performance Units (PEPUnits)

Based on absolute Stock Price Performance (5% CAGR for target payout) with adjustment based on TSR relative to the S&P500

Payout 0%-150% plus +/- 25 pts TSR modifier


60%
40%

Long-Term Cash (LTC)

2016 Design

Performance Stock Units (PSU)

Based on Operational Metrics:
50% 3-Yr Avg. Core Constant Currency EPS Growth
50% 3-Yr Cumulative Core Net ROIC Improvement
Payout 0%-175%


66%
34%

Long-Term Cash (LTC)

Based on TSR Relative to peer proxy group

Payout 0%-200% based on relative TSR performance

2016 Design Highlights

LTI Instrument	Metrics	Leverage Scale	Payout
Performance Stock Units (PSU) *Maintains current operating metrics from Long-Term Cash design in the form of a PSU*	• 50% 3-year cumulative increase in Core Net ROIC • 50% 3-year average of annual Core Constant Currency EPS Growth Rates	• 0%-175% to balance short-term opportunity with delivering sustainable long-term performance	• Final payout in PepsiCo shares, plus dividends over the vesting period in final payout
Long-Term Cash (LTC) *Relative-TSR focused design better aligns with shareholder feedback*	• 3-year Total Shareholder Return (TSR) performance relative to Proxy peer group • Payout subject to achievement of 3-year core constant currency net income target	• Higher maximum payout of 200% (versus 175% maximum today) attainable with 100th%ile relative TSR performance • Requires positive absolute TSR performance to achieve payout over 100%	• Cash

PepsiCo's LTI design continues to be 100% performance-based with payouts based on performance against operational and market-focused metrics

Summary of Compensation and Benefits Programs

2013 Long-Term Incentive Award Design

PepsiCo's 100% performance-based Long-Term Incentive program for awards granted to executive officers in 2013 included two distinct components, PepsiCo Equity Performance Units (**"PEPunits"**) and Long-Term Cash Awards (**"LTC Awards"**). Each executive's target award value at grant date was based on his or her role and actual awards can range from 0%–125% of target based on individual performance.

PepsiCo Equity Performance Units (PEPunits)

Based on absolute Stock Price Performance (5% CAGR for target payout) with adjustment based on TSR relative to the S&P500

Payout 0%-150% plus +/- 25 pts TSR modifier



60%
40%

Long-Term Cash (LTC)

Based on Operational Metrics: 50% 3-Yr Avg. Core Constant Currency EPS Growth
50% 3-Yr Cumulative Core Net ROIC Improvement
Payout 0%-175%

2013 PEPunit Design

How Our PEPunits Work

PEPunits strengthen the alignment with long-term shareholder value creation. They provide our NEOs with an opportunity to earn shares of PepsiCo Common Stock with a value that adjusts based upon absolute changes in PepsiCo's stock price, as well as PepsiCo's TSR relative to the S&P 500 over a three-year performance period.

Grants
Each grant is first awarded as a dollar value and then converted into a number of units based on the value of PepsiCo's stock on the grant date.

↓ 3-year performance period

Vesting
At the end of the 3-year performance period, the award vests if the executive is still employed with us.

↓

Award Payouts are Determined Based on Our Common Stock Performance Metrics

STEP 1: Adjust for Absolute Stock Price metric.

Rationale: Links PEPunits to our absolute stock price performance over the 3-year performance period.

How it works: Calculate the Absolute Stock Price metric by dividing the PEP stock price at the end of the performance period by the PEP stock price at the beginning of the performance period, capped at 150%.

$$\frac{\text{PepsiCo stock price at end of performance period*}}{\text{PepsiCo stock price at beginning of performance period*}}$$

Under our program, this adjustment can range from:



0% — 100% — Max. 150%

The adjustment will be 0% if we don't deliver positive 3-year TSR. Also, adjustment of 100% requires a minimum of 5% stock price growth, compounded annually, for the performance period.

* Stock price at the end of performance period is based on average share price for the 90 calendar days prior to the vesting date. Stock price at beginning of performance period is based on the average share price for the 90 calendar days prior to the grant date.

STEP 2: Adjust for Relative TSR metric.

Rationale: Links PEPunits to our TSR performance relative to other S&P 500 companies over the 3-year performance period. We use the S&P 500 since it is a broad index group and a widely accepted measure of relative investment performance.

How it works: The payout percentage derived in Step 1 is further modified by +/- 25 points based on the Relative TSR performance.



If PepsiCo's 3-year TSR ranking is in this percentile
75th or higher
25th or lower
+25%
-25%
We increase or decrease the number of units by

Linear interpolation is used when ranking falls between percentages shown.

↓

Final PEPunit payout (0 – 175% of PEPunits granted)

2013 Long-Term Cash Award Design

The LTC Award complements the PEPunits by incentivizing our executive officers to focus on critical operating performance objectives that we believe will translate into sustainable shareholder returns over the long term.

Awards
The LTC Award is denominated and paid in cash. This reflects PepsiCo's responsible use of shares under our LTI program.

 3-year performance period

Vesting
At the end of the 3-year performance period, the award vests if the executive is still employed with us.



Award Payouts are Determined Based on Our Performance Metrics

Beginning with the 2013 award, the Compensation Committee chose to use the following two performance metrics for the LTC Award:

• **Core net ROIC** (50% weighting)
A key metric that aligns with our commitment to shareholders to improve both capital spending and working capital management, ensuring that we continue to improve the efficiency of our asset base.

• **Core constant currency EPS** (50% weighting)
A metric followed by shareholders that incorporates key elements of financial success, including top-line growth in revenue, expense control, the effectiveness of investments made in the business over time, and bottom line profitability.

Final LTC payout (0 – 175% of LTC Award)

2015 Annual Incentive Award

We provide annual cash incentive opportunities to our NEOs under the PepsiCo, Inc. Executive Incentive Compensation Plan ("**EICP**"). Awards granted under the EICP are designed to drive Company, business unit and individual performance.

Each executive officer's target annual incentive opportunity (expressed as a percentage of base salary) is based on job responsibilities, alignment with internally comparable positions and peer company market data. If financial performance with respect to a specific measure is above or below target, the actual payout will be above or below the target annual incentive opportunity for that measure.

When determining the actual annual incentive award payable to each executive officer, the Compensation Committee considers both business and individual performance. The graphic below illustrates the weighting of performance metrics for each NEO, with the exception of the Chairman and CEO, whose annual cash award is determined by the Compensation Committee and the independent members of the Board based on their assessment of the Company's performance and her leadership. Beginning with the 2015 performance year, business performance weighting increased from 60% to 70%.



Base Salary x **Target Annual Incentive Opportunity (% of Salary)** x (**Business Performance (Weighted 70%)** + **Individual Performance (Weighted 30%)**) = **Annual Incentive Award**

Business Performance Metrics. Our annual incentive plan applies Company-wide performance criteria, as well as business-unit performance metrics that executives directly influence to ensure a link between annual performance and actual incentive payments. The performance measures used in the annual incentive program relate to Company-wide performance or business-unit performance depending on the NEO's position and scope of responsibility. The 2015 performance metrics used by the Compensation Committee for each NEO are listed in the table below:

		Business Performance Growth Metrics						
Name	**Weighting**	**Organic Revenue**(1)	**EPS**(2)	**Core Net ROIC**(3)	**Cash Flow**(4)	**Share of Retail Sales**(5)	**Net Income**(2)	**NOPBT**(6)
Indra K. Nooyi	100% PepsiCo	●	●	●	●			
Hugh F. Johnston	100% PepsiCo	●			●	●	●	
Albert P. Carey	100% NAB(7)	●			●	●		●
Thomas Greco	100% FLNA	●			●	●		●
Ramon Laguarta	100% ESSA(8)	●			●	●		●

(1) Represents revenue growth adjusted for the items reflected in the reconciliation included in Exhibit A to this Proxy Statement.

(2) Measured on a core constant currency basis, as calculated in accordance with the reconciliation included in Exhibit A to this Proxy Statement.

(3) "Core Net ROIC" represents core net income attributable to PepsiCo plus after-tax core net interest expense, divided by a quarterly average of invested capital less cash, cash equivalents and short-term investments adjusted for the non-core items. See Exhibit A to this Proxy Statement for a reconciliation of core net ROIC growth to reported ROIC growth.

(4) "Cash Flow" represents Free Cash Flow adjusted for the items reflected in the reconciliation included in Exhibit A to this Proxy Statement.

(5) "Share of Retail Sales" represents food and beverage share of retail sales in certain categories and markets in which PepsiCo operates.

(6) "NOPBT" represents net operating profit before taxes, excluding net interest expense and corporate unallocated expenses measured on a core constant currency basis.

(7) Effective beginning with the third quarter of 2015, PepsiCo made certain changes to its organizational structure, including the combination of PepsiCo's Latin America food and beverage businesses into the newly formed Latin America business unit. As a result of these changes, PepsiCo Americas Beverages, which previously included the Latin America Beverage business, was renamed as North America Beverages. Until July 2015, Mr. Carey served as CEO of PepsiCo Americas Beverages and his performance growth metrics included the Latin America Beverage business.

(8) Effective beginning with the third quarter of 2015, PepsiCo's Sub-Saharan Africa business, which was formerly part of PepsiCo Asia, Middle East and Africa, moved to the Europe business unit and, as a result the Europe business unit was renamed Europe Sub-Saharan Africa ("**ESSA**"). Mr. Laguarta's performance growth metrics included the Sub-Saharan Africa business effective July 2015.



Business Results. In determining annual incentive awards for 2015, the Compensation Committee considered actual Company performance against the pre-established performance targets noted in the table below. Our executive officers' performance targets were set at levels necessary to meet or exceed the financial goals PepsiCo communicated to shareholders at the beginning of 2015. This ensures the performance targets are challenging and that our executive officers are motivated to deliver on our financial goals.

Performance Measures	Financial Goals	Performance Targets	Actual Results
Organic Revenue Growth	Mid-single digits	4.2%	5.2%
Core Constant Currency Net Income Growth	*	5.3%	7.2%
Core Constant Currency EPS Growth	7%	7%	10.2%
Free Cash Flow Excluding Certain Items	>$7B	$7.7B	$8.1B
Core Net ROIC Improvement	+50bps	+50bps	+210 bps

*   PepsiCo does not publicly disclose net income goals.

PepsiCo's business unit performance targets and share of retail sales targets, which were intended to be challenging, are not disclosed because such disclosure would result in competitive harm to PepsiCo. Consistent with financial targets communicated to shareholders, business unit targets for revenue and profit were set at levels necessary to deliver mid-single-digit organic revenue growth and high-single-digit core constant currency EPS growth.

Individual Performance Metrics. The Compensation Committee evaluates individual performance based on metrics related to an individual's contribution to PepsiCo's strategic business imperatives, such as improving operating efficiencies, driving sustainable innovation, increasing customer satisfaction and managing and developing a diverse and talented workforce. The strategic business imperatives are intended to be challenging. They can be both qualitative and quantitative and vary for each executive officer.

Individual Results. In determining annual incentive awards for 2015, the Compensation Committee considered the following individual accomplishments by NEOs, other than the Chairman and CEO.

Mr. Johnston: During 2015, Mr. Johnston's leadership was critical to PepsiCo's strong financial results. Mr. Johnston remained focused on generating cash flow through more efficient working capital management and continued tight controls over capital spending. This resulted in PepsiCo increasing its dividend for the 43rd consecutive year in 2015 and returning $9 billion to shareholders through share repurchases and dividends. In December 2014, Mr. Johnston undertook the additional responsibility of the Quaker Foods North America business, which began a marked turnaround in 2015 and delivered positive organic revenue results and gained market share across its breakfast categories.

Mr. Carey: Mr. Carey led NAB to strong performance in 2015. Due in part to Mr. Carey's attention to portfolio innovation, brand investment and execution, the NAB business delivered overall positive organic top-line and core constant currency bottom line results. Under Mr. Carey's leadership, NAB contributed more growth to retail customers - more than $1 billion in retail sales - than any food or beverage company in the United States. With stepped-up advertising and marketing investment, NAB had four of the top six brands driving retail sales growth in 2015.

Mr. Greco: Under Mr. Greco's leadership, FLNA delivered balanced growth in 2015 with positive organic revenue and core constant currency operating profit results. FLNA's growth was supported with product and packaging innovation and standout campaigns, including the U.S. launch of our Doritos Roulette campaign as the largest limited-time offer in the brand's history. In 2015, FLNA led absolute retail sales growth in the U.S. for major Consumer Packaged Goods food companies.

Mr. Laguarta: Mr. Laguarta's leadership was paramount to ESSA's delivery of solid growth in 2015 despite challenging macroeconomic conditions in both developed and emerging markets, as well as several markets experiencing political and civil unrest. Even with these significant headwinds, ESSA succeeded in generating full-year gains in organic revenue and core constant currency operating profit by executing effective pricing strategies, launching innovative products and driving productivity that provided investment funding to propel future growth.

Overall Results. The following table summarizes the actual annual incentive awards paid to the NEOs in March 2016. The Chairman and CEOs annual incentive award is determined by the Compensation Committee based on its assessment of the Company's performance and her leadership. Awards for the other NEOs are based on 2015 business and individual performance in the context of the target annual incentive opportunity and the potential range of payouts.

Name	Target Annual Incentive (% of Base Salary)	Range of Potential Payouts Based on Business & Individual Results ($000)	Actual Annual Incentive Award ($000)	Actual Annual Incentive as a % of Target Annual Incentive
Indra K. Nooyi	215%	0 – 7,095	5,250	148%
Hugh F. Johnston	150%	0 – 2,592	1,654	123%
Albert P. Carey	150%	0 – 2,477	1,896	147%
Thomas Greco	150%	0 – 2,304	1,374	115%
Ramon Laguarta	150%	0 – 2,160	1,119	100%

Base Salary

The Compensation Committee annually reviews our NEOs' salaries, and annual salary increases are not automatic or guaranteed. When considering any adjustments, the Compensation Committee takes into account data for similar positions among our peer group and other Fortune 500 companies, internal pay equity, the underlying accountabilities and scope of responsibility for each position and the recommendations of the Chairman and CEO. The base salaries paid to our NEOs in 2015 are presented in the 2015 Summary Compensation Table on page 54 of this Proxy Statement. The Compensation Committee made the following market-based adjustments to annual base salaries effective February 2016:

- Ms. Nooyi: $1,650,000 to $1,700,000

- Mr. Johnston: $900,000 to $950,000

- Mr. Carey: $860,000 to $900,000

- Mr. Greco: $800,000 to $850,000

Retirement Programs

Our NEOs participate in the same retirement programs as other similarly situated employees and receive no enhancements in determining their benefits not available to other employees. The Company's retirement programs are designed to facilitate the retirement of employees who have performed at PepsiCo over the long term. The Company maintains defined benefit pension plans for the majority of U.S. salaried employees hired before January 1, 2011 and defined contribution pension plans for U.S. employees hired in 2011 and later. A separate retirement plan is also maintained for certain employees working outside the U.S. who are unable to participate in their home country retirement plans. The terms of the Company's retirement plans are substantially the same for all participating employees and are described in the introduction to the 2015 Pension Benefits Table beginning on page 60 of this Proxy Statement.

Our NEOs are also eligible for retiree medical coverage on the same terms as other similarly situated employees. PepsiCo does not provide executive officers any special benefit plans such as executive life insurance, and the Company does not provide any enhanced retirement benefit formulas to our NEOs.

Benefits and Perquisites

Benefits. Executive officers receive the same healthcare benefits as other similarly situated employees. U.S.-based medical benefits are the same for all participants in the Company's healthcare program. However, our executive officers are required to pay two to three times as much as non-executive employees for their coverage. International medical benefit plans vary, but executives typically receive the benefits offered in the relevant broad-based plan.

PepsiCo's global mobility program facilitates the assignment of employees to positions in other countries by minimizing any financial detriment or gain to the employee from the international assignment. As CEO of ESSA, Mr. Laguarta participates in the global mobility program on an international assignment in Geneva, Switzerland. Under the program, Mr. Laguarta's compensation package is linked to the U.S. compensation structure as a result of being considered global talent with continued PepsiCo assignments outside his home country. Mr. Laguarta economically pays taxes at a U.S. income tax rate on compensation and receives housing and other allowances to reflect the incremental cost of living in his work location, as compared to the United States.

In addition, executive officers who relocate at PepsiCo's request are supported under the relocation program available to all PepsiCo salaried employees. The program covers relocation expenses, such as household goods shipment, and applicable reimbursement of taxes associated with moving.

Perquisites. Consistent with our pay-for-performance philosophy, we limit executive perquisites to a Company car allowance, an annual physical and limited personal use of Company aircraft and ground transportation.

Ms. Nooyi is required by the Compensation Committee to use company aircraft and ground transportation for all travel to enhance her personal safety and to increase her time available for business purposes.

Executives are fully responsible for personal income tax liability associated with personal use of Company ground transportation and Company aircraft. Business Unit CEOs must reimburse PepsiCo for the full variable operating cost of personal flights in excess of a limited number of hours per year as established by the Compensation Committee. Personal use of Company ground transportation and Company aircraft for executive officers other than the Chairman and CEO must be approved by the Chairman and CEO on a case-by-case basis.

Change in Control Provisions

NEOs are not eligible to receive any cash severance, continued health and welfare benefits, pension service credit, tax gross-ups or any other change in control benefits other than change in control protections under our shareholder-approved LTI plans.

Our LTI incentive plans provide all employees, NEOs and non-employee directors change-in-control protection for their LTI awards. Outstanding unvested awards, stock options and Restricted Stock Units ("**RSUs**") vest, and PSUs and PEPunits are paid at target, even if results are above target, if the participant is terminated without cause or resigns for good reason within two years following a change-in-control of PepsiCo (*i.e.*, "double trigger" vesting) or if the acquiring entity fails to assume the awards. We utilize "double trigger" vesting to ensure management talent will be available to assist in the successful integration following a change in control and to align with prevailing governance practices.

Executive Deferral

Under the PepsiCo Executive Income Deferral Program (the "**EIDP**"), most U.S.-based executives can elect to defer up to 75% of their base salary and up to 100% of their annual cash incentive awards into phantom investment funds on a tax-deferred basis. Executives have the opportunity to invest their deferrals into market-based funds, including the PepsiCo Common Stock Fund. The EIDP does not guarantee a rate of return, and none of the funds provides "above market" earnings. PepsiCo does not match any executive's deferrals.

The PepsiCo EIDP is a non-qualified and unfunded program in which account balances are unsecured and at risk. This means that the participants' balances may be forfeited in the event of the Company's bankruptcy. The narrative accompanying the 2015 Non-Qualified Deferred Compensation Table beginning on page 62 of this Proxy Statement describes the material features of the EIDP.

How We Determine Compensation

Compensation Committee

The Compensation Committee oversees the design and administration of PepsiCo's executive compensation programs and evaluates these programs against competitive practices, legal and regulatory developments and corporate governance trends.

Roles and Responsibilities

- Reviews and approves compensation-related performance goals and other objectives of the Chairman and CEO, and recommends CEO compensation to the independent members of the Board based on performance

- Evaluates and approves executive officer compensation to ensure that a significant portion is performance-based, while creating incentives for above-target performance and consequences for below-target performance

- Reviews and establishes the peer group companies used as a reference to benchmark Company performance and executive officer compensation

- Reviews and approves executive compensation policies, such as share ownership requirements and prohibitions against pledging and hedging of PepsiCo shares

- References tally sheets, which provide a comprehensive overview of the aggregate value of the compensation and benefits for executive officers, as well as the total value they would receive upon a variety of termination scenarios (such as resignation, retirement, long-term disability, death and change-in-control)

- Sets the specific performance targets for incentive awards to govern the compensation paid to our executive officers

- Confirms that total compensation paid to each executive officer is appropriate based on comparing the Company's financial performance relative to the peer group as measured by financial metrics including shareholder returns and operating performance

- Approves base salary adjustments to the extent they are warranted by changes in market pay data

- Approves annual and long-term incentive award payouts based on performance achieved relative to the pre-established performance targets

Independent Advisor

The Compensation Committee has engaged Cook as its independent external advisor. The Compensation Committee considers analysis and advice from Cook when making compensation decisions and recommendations for the Chairman and CEO and the other executive officers, and when making decisions on plan design.

Roles and Responsibilities

- Provides recommendations on Chairman and CEO pay directly to the Compensation Committee without consulting the Chairman and CEO or management

- Attends Compensation Committee meetings, and has direct access to Compensation Committee members without management involvement. The Compensation Committee has the sole authority to hire and terminate the advisor. The advisor sometimes obtains input from management to ensure that the recommendations and advice reinforce PepsiCo's business strategy, principles and values

- The services performed by Cook have been limited to executive and director compensation consulting. Cook is prohibited from undertaking any other work with PepsiCo management or employees, and undertook no such work in 2015

PepsiCo Management

PepsiCo's Management team is responsible for working with Cook to make compensation recommendations based on market conditions to drive long-term shareholder value and retain senior executives.

Roles and Responsibilities

- The Compensation Committee and independent members of the Board of Directors determines the compensation of the Chairman and CEO without management input

- The Chairman and CEO provides the Compensation Committee with a self-assessment based on achievement of the agreed-upon objectives and other leadership accomplishments

- The Compensation Committee solicits input from the Chairman and CEO to obtain her evaluation of performance and recommendation in determining pay for other executive officers. No executive officer is present when his or her compensation is discussed by the Compensation Committee or the Board of Directors

Peer Group

The Compensation Committee utilizes a peer group to evaluate whether executive officer pay levels are aligned with Company performance on a relative basis. The Compensation Committee primarily identifies companies that are of comparable size (based on revenue and market capitalization), maintain strong consumer brands, have an innovative culture, compete with PepsiCo for executive talent and/or possess significant international operations.

The Compensation Committee reaffirmed in 2015 that the current peer group companies used for pay and performance benchmarking continue to meet the above criteria. The peer group was updated to reflect the merger of Heinz and Kraft Foods Group.

PepsiCo 2015 Compensation Peer Group

3M Company	Kellogg Company
Abbott Laboratories	The Kraft Heinz Company
Anheuser-Busch InBev SA/NV	McDonald's Corporation
Apple, Inc.	Mondelēz International, Inc.
The Coca-Cola Company	Nestlé S.A.
Colgate-Palmolive Company	Nike, Inc.
General Electric Company	The Procter & Gamble Company
General Mills, Inc.	Unilever PLC
Groupe Danone	United Parcel Service, Inc.
Hewlett-Packard Company	Wal-Mart Stores, Inc.
International Business Machines Corp.	The Walt Disney Company
Johnson & Johnson	

PepsiCo vs. Peer Group



Revenue*

PepsiCo 66th Percentile

Market Capitalization**

PepsiCo 59th Percentile

* Based on the four fiscal quarters ended prior to December 31, 2015 and publicly available as of March 4, 2016
** Based on 2015 year-end

Governance Features of Our Executive Compensation Programs

We believe that PepsiCo's compensation programs should ensure that our executives remain accountable for business results and take responsibility for the assets of the business and its employees. Consistent with this objective, our Board of Directors has incorporated the following governance features into our executive compensation programs:

Risk Mitigation

PepsiCo's executive compensation programs include features intended to discourage employees from taking unnecessary and excessive risks that could threaten the financial health and viability of the Company, including:

- **Balanced Performance Metrics:** The annual cash incentive program utilizes balanced financial metrics consisting of top-line metrics, such as organic revenue, bottom-line metrics, such as NOPBT, market-based metrics, such as share of retail sales, and metrics designed to enhance capital management such as cash flow.

- **Accountability for Prior Business Unit Results:** Half of the annual incentive award for any executive officer who assumes a new leadership position in a different business unit is determined based on the prior business unit's results. This encourages the executive officer to remain accountable for the results of the long-term strategies he or she established in the prior business unit.

- **Emphasis on Long-Term Shareholder Value Creation:** LTI awards are the most significant element of executive officer pay and focus executives on creating long-term shareholder value, measured in terms of absolute stock price growth, stock price changes relative to the broader equity market, and delivering exceptional long-term operating results.

- **Clawback Provisions:** Under PepsiCo's annual incentive, LTI and executive deferral programs, the Company has the right to cancel and recoup awards and gains from an executive if he or she: (i) violates PepsiCo's Global Code of Conduct; (ii) engages in gross misconduct; (iii) violates applicable non-compete, non-solicitation or confidentiality provisions; or (iv) causes or contributes to the need for an accounting adjustment to the Company's financial results through gross negligence or misconduct.

Stock Ownership Requirements

Under PepsiCo's stock ownership guidelines, executive officers are required to own shares of PepsiCo Common Stock equal in value to a specified multiple of their annual base salary, as set forth below:



Stock Ownership Requirements
CEO
8x annual salary
33 times annual salary
The value of shares and share equivalents of PepsiCo's Common Stock held by PepsiCo's Chairman and CEO as of March 4, 2016
CFO, Business Unit CEOs
4x annual salary
All Other Executive Officers
2x annual salary

Shares of PepsiCo Common Stock or equivalents held by the executive officer (or immediate family members) in the 401(k) plan, in a deferred compensation account, or in a trust for the benefit of immediate family members count towards satisfying the requirement. Unexercised stock options and unvested PSUs, RSUs and PEPunits do not count towards satisfying the applicable stock ownership requirement.

Executive officers have five years from the date they first become subject to a particular level of stock ownership to meet the stock ownership requirement. All of our executive officers have met or are on track to meet their ownership requirements within the five-year period.

Executive officers who terminate or retire from PepsiCo are required to continue to hold 100% of the shares needed to meet the applicable level of stock ownership until at least six months after termination or retirement and to continue to hold at least 50% of the shares needed to meet the applicable level of stock ownership until at least twelve months after termination or retirement.

Share Retention Policy

To ensure that our executive officers exhibit a strong commitment to PepsiCo stock ownership, the Board adopted a Share Retention Policy in 2002. The policy limits the proceeds that an executive officer may receive in cash upon exercise of stock options during each calendar year to 20% of the aggregate value of all of the executive officer's in-the-money vested stock options. Any proceeds in excess of this 20% limit must be held in shares of PepsiCo Common Stock for at least one year after the date of exercise. In addition, executive officers are required to hold at least 50% of the shares, net of applicable tax withholding, received upon the vesting and payout of PEPunits and PSUs in furtherance of PepsiCo's stock ownership guidelines.

Executive officers who maintain the required level of stock ownership are exempt from the Share Retention Policy.

No Employment Contracts

None of our NEOs has an employment contract or separation agreement. Consistent with our approach of rewarding performance, employment is not guaranteed, and either the Company or the NEO may terminate the employment relationship at any time. In some cases, the Compensation Committee or the Board may agree to provide separation payments to departing executives upon their termination to obtain extended non-compete, non-solicitation and non-disclosure agreements and a release of claims.



Prohibition on Hedging and Pledging

Our insider trading policy prohibits employees, including executive officers, from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the value of PepsiCo Common Stock. In addition, employees, including executive officers, may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan.

Limited Trading Windows

Executive officers can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

Responsible Equity Grant Practices

PepsiCo's equity grant practices ensure all grants are made on fixed grant dates and at exercise prices or grant prices equal to the "fair market value" of PepsiCo Common Stock on such dates.

- Stock option, PSU and RSU grants are awarded under our shareholder-approved LTI plan at "fair market value," defined as the average of the high and low stock prices rounded up to the nearest quarter on the date of grant. Further, PEPunit payouts are determined based on the average share price for the 90 days prior to the grant and vesting date. These formulas mitigate the impact of our stock price's intra-day volatility when setting the grant price of equity awards.

- PepsiCo does not backdate, reprice or grant stock options retroactively. Our shareholder-approved LTI plan prohibits repricing of awards or exchanges of underwater options for cash or other securities without shareholder approval.

- Under our shareholder-approved LTI plan, stock options, RSUs, PSUs, PEPunits and LTC Awards generally require a three-year minimum vesting period.

- PepsiCo is responsible in the use of shares under our LTI program with share utilization below our peer group median.

Tax Considerations

In establishing total compensation for the executive officers, the Compensation Committee considers the effect of Section 162(m) of the Internal Revenue Code. Section 162(m) generally disallows a tax deduction for compensation over $1 million paid for any fiscal year to the CEO and the three other highest paid executive officers other than the CFO, unless the compensation qualifies as performance-based. While the Compensation Committee generally seeks to preserve the deductibility of most compensation paid to executive officers, the primary objective of the compensation program is to support the Company's business strategy. Thus, the Compensation Committee believes it should have flexibility in awarding compensation, even though some compensation awards may result in non-deductible compensation expenses.

2015 Summary Compensation Table

The following table summarizes the compensation of the NEOs for the fiscal year ended December 26, 2015 in accordance with SEC rules. We encourage you to also review page 39 for a description of how Chairman and CEO compensation is viewed by PepsiCo's Board.

| Name and Principal Position[1] | Year | Salary ($)[2] | Stock Awards ($)[3] | Non-Equity Incentive Plan Compensation ($) | | | Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[7] | All Other Compensation ($)[8] | Total ($)[5] |
				Subtotal for Annual Payouts ($)[4]	Subtotal for Long-Term Payouts ($)[5]	Total for Annual and Long-Term Payouts ($)[6]			
Indra K. Nooyi									
Chairman of the Board and CEO	2015	1,642,308	6,251,479	5,250,000	8,675,000	13,925,000	4,255,683	370,520	**26,444,990**
	2014	1,600,000	5,497,767	5,000,000	6,835,000	11,835,000	3,397,742	155,065	**22,485,574**
	2013	1,600,000	7,458,225	4,000,000	—	4,000,000	1,089,072	133,580	**14,280,877**
Hugh F. Johnston									
Vice Chairman, EVP and CFO	2015	900,000	2,222,763	1,653,800	2,429,000	4,082,800	1,329,932	25,350	**8,560,845**
	2014	845,000	1,612,303	1,483,300	1,667,740	3,151,040	1,567,834	25,350	**7,201,527**
	2013	800,000	7,088,257	1,422,400	—	1,422,400	461,272	25,350	**9,797,279**
Albert P. Carey									
CEO, NAB	2015	860,000	2,236,620	1,896,300	2,255,500	4,151,800	414,680	81,288	**7,744,388**
	2014	860,000	3,580,567	1,790,500	1,421,680	3,212,180	—	59,402	**7,712,149**
Thomas Greco									
CEO, FLNA	2015	792,308	1,447,120	1,374,000	1,124,280	2,498,280	1,422,295	79,059	**6,239,062**
Ramon Laguarta									
CEO, ESSA	2015	748,846	1,111,382	1,119,400	867,500	1,986,900	487,407	1,320,504	**5,655,039**

(1) Messrs. Greco and Laguarta were not NEOs for 2013 or 2014, and as a result, only their 2015 compensation information is included. Similarly, Mr. Carey was not an NEO for 2013, and as a result, only his 2014 and 2015 compensation information is included.

(2) The salary amounts reflect the actual base salary payments made to the NEOs.

(3) The amounts reported for stock awards represent the aggregate grant date fair value of stock awards calculated in accordance with the accounting guidance on share-based payments.

The amounts reported in this column reflect the application of a Monte-Carlo simulation to determine the fair value of annual PEPunit awards. If PepsiCo were to exceed its performance targets, grant recipients may earn up to 175% of the target number of PEPunits granted. The following tables reflect the grant date fair value of the PEPunit awards at below-threshold, target and maximum performance earn-out levels.

| Name | Value of 2015 PEPunit Awards | | |
	Below Threshold	At Target Level ($)	At Maximum 175% Level ($)
Indra K. Nooyi	0	6,251,479	10,940,089
Hugh F. Johnston	0	2,222,763	3,889,871
Albert P. Carey	0	2,236,620	3,914,069
Thomas Greco	0	1,447,120	2,532,442
Ramon Laguarta	0	1,111,382	1,944,935

For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the PEPunit awards, please see Note 6 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for the applicable fiscal year.

(4) As described in the "2015 Annual Incentive Award" section of the Compensation Discussion and Analysis on pages 46-48 of this Proxy Statement, the amounts reported reflect compensation earned for performance under the annual incentive compensation program for that year, paid in March of the subsequent year.

(5) As described in the "2013 Long-Term Incentive Award Design" section of the Compensation Discussion and Analysis on pages 44-45 of this Proxy Statement, the Long-Term Payout amounts reported reflect compensation earned for performance over a three-year (2013-2015) period under the LTC Award granted in 2013 and paid in March 2016.

(6) Represents the total of the Annual Payouts and Long-Term Payouts of Non-Equity Incentive Plan compensation.

 

(7) The amounts reported reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the defined benefit pension plans in which they participate. The change in pension value reflects changes in age, service and earnings during 2015. During 2015, 2014 and 2013, PepsiCo did not pay above-market or preferential rates on any non-qualified deferred compensation.

(8) The following table provides the details for the amounts reported for 2015 for each NEO:

Name	Personal Use of Company Aircraft[A] ($)	Personal Use of Ground Transportation[A] ($)	Car Allowance ($)	Company Contributions to Defined Contribution Plans ($)	Global Mobility ($)	Tax Reimbursement ($)	Total All Other Compensation ($)
Indra K. Nooyi	333,303[B]	37,217	—	—	—	—	370,520
Hugh F. Johnston	—	—	25,350	—	—	—	25,350
Albert P. Carey	55,938	—	25,350	—	—	—	81,288
Thomas Greco	53,709	—	25,350	—	—	—	79,059
Ramon Laguarta	—	—	39,796	—	368,756[C]	911,952[D]	1,320,504

Mr. Laguarta's car allowance, Global Mobility Program benefits and tax reimbursements were paid in Swiss Francs and converted into U.S. dollars based on an average daily exchange rate of 1.00 CHF = 1.040 USD for 2015.

(A) Personal use of Company aircraft and ground transportation is valued based on the aggregate incremental cost to the Company. The aggregate incremental cost is calculated based on the variable operating costs that were incurred as a result of personal use of the aircraft (such as fuel, maintenance, landing fees, crew expenses, catering and en-route charges) or ground transportation (such as fuel and the driver's compensation). Infrequently, an executive's spouse or other family member may fly on the Company aircraft or share ground transportation as an additional passenger. There is no incremental cost associated with such usage. The NEOs are fully responsible for all personal income taxes associated with any personal use of Company aircraft and ground transportation.

(B) The Compensation Committee requires Ms. Nooyi to use Company aircraft and ground transportation for all travel. This requirement serves to enhance her security and personal safety, and to increase her time available for business purposes. The Compensation Committee reaffirmed this security requirement following an exhaustive independent security study completed in 2013. The Committee will continue its ongoing assessment of Ms. Nooyi's use of Company-provided transportation to ensure that it remains appropriate.

(C) The amount reported reflects the expense for benefits provided pursuant to PepsiCo's standard Global Mobility Program as a result of Mr. Laguarta's international assignment in Geneva, Switzerland. These benefits include housing, cost-of-living and home-leave allowances, tax preparation services and household goods storage. The Global Mobility Program facilitates the assignment of employees to positions outside their home country by minimizing any financial detriment or gain to the employee from the international assignment.

(D) The amount reported reflects the total net amount of tax equalization designed to cover taxes on Mr. Laguarta's compensation in excess of the taxes he would have incurred in the U.S. under the Company's standard expatriate program.

2015 Grants of Plan-Based Awards

The following table summarizes grants of PEPunits, LTC Awards and annual cash awards provided to NEOs in 2015. PEPunit and LTC Awards granted in 2015 recognized 2014 performance. The material terms of PepsiCo's annual and LTI programs are described in the Compensation Discussion and Analysis beginning on page 37 of this Proxy Statement.

Name	Grant Date[1]	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	($)
Indra K. Nooyi	—	Annual Bonus[2]	0	3,547,500	7,095,000	—	—	—	—
	3/1/2015	Long-Term Cash[3]	0	5,400,000	9,450,000	—	—	—	—
	3/1/2015	PEPunits[4]	—	—	—	0	90,680	158,690	6,251,479
Hugh F. Johnston	—	Annual Bonus[2]	0	1,350,000	2,592,000	—	—	—	—
	3/1/2015	Long-Term Cash[3]	0	1,920,000	3,360,000	—	—	—	—
	3/1/2015	PEPunits[4]	—	—	—	0	32,242	56,424	2,222,763
Albert P. Carey	—	Annual Bonus[2]	0	1,290,000	2,476,800	—	—	—	—
	3/1/2015	Long-Term Cash[3]	0	1,932,000	3,381,000	—	—	—	—
	3/1/2015	PEPunits[4]	—	—	—	0	32,443	56,775	2,236,620
Thomas Greco	—	Annual Bonus[2]	0	1,200,000	2,304,000	—	—	—	—
	3/1/2015	Long-Term Cash[3]	0	1,250,000	2,187,500	—	—	—	—
	3/1/2015	PEPunits[4]	—	—	—	0	20,991	36,734	1,447,120
Ramon Laguarta	—	Annual Bonus[2]	0	1,125,000	2,160,000	—	—	—	—
	3/1/2015	Long-Term Cash[3]	0	960,000	1,680,000	—	—	—	—
	3/1/2015	PEPunits[4]	—	—	—	0	16,121	28,212	1,111,382

(1) Consistent with prior years, 2015 PEPunit and LTC Awards were approved by the Compensation Committee at its regularly scheduled meeting in February. The approval date for the awards was February 5, 2015 and the grant date was March 1, 2015.

(2) The amounts reported reflect the potential range of 2015 annual cash incentive awards under the shareholder-approved EICP, as described under "2015 Annual Incentive Award" section in the Compensation Discussion and Analysis beginning on page 46 of this Proxy Statement.

(3) The amounts reported reflect the potential range of 2015 LTC Award payouts under the shareholder-approved PepsiCo, Inc. 2007 Long-Term Incentive Plan, consistent with the design described under the "2013 Long-Term Incentive Award Design" section of the Compensation Discussion and Analysis on page 44 of this Proxy Statement. The actual cash award earned is determined based on the level of achievement attained with respect to the pre-established performance targets over the three-year performance period and will be paid out on the third anniversary of the grant date.

(4) The actual number of shares of PepsiCo Common Stock that are earned for the 2015 PEPunits is determined based on the level of achievement attained with respect to absolute stock price performance and relative TSR consistent with the pre-established payout scale determined for the three-year performance period consistent with the design described under the "2013 Long-Term Incentive Award Design" section of the Compensation Discussion and Analysis on page 44 of this Proxy Statement. If PepsiCo performs below the pre-established performance targets, the number of PEPunits earned will be reduced below the target number. The amounts reported in the "target" column reflect the number of PEPunits that may be paid out if the performance targets are achieved at 100%, and the amounts reported in the "maximum" column reflect the maximum number of PEPunits that will be paid out if the performance targets are exceeded.

The PEPunits earned by NEOs will vest and be paid out in shares of PepsiCo Common Stock on the third anniversary of the grant date subject to pro-rata vesting upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and full vesting upon retirement at age 62 and older with at least 10 years of service, in each case subject to achievement of the applicable performance targets over the full three-year performance period. As of 2015 fiscal year-end, Ms. Nooyi and Mr. Greco are eligible for pro-rata vesting and Mr. Carey is eligible for full vesting. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of the 2015 PEPunit awards.

For additional information regarding these awards, please see "How Our PEPunits Work" in the Compensation Discussion and Analysis on page 44 of this Proxy Statement.

(5) The amounts reported represent the aggregate grant date fair value of all PEPunits granted to NEOs in 2015 calculated in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of the PEPunits reported, please see Note 6 to the Company's consolidated financial statements in the Company's 2015 Annual Report on Form 10-K for the fiscal year ended December 26, 2015.

 

2015 Outstanding Equity Awards at Fiscal Year-End

The following table lists all outstanding stock options, PEPunit, PSU and RSU awards as of December 26, 2015 for the NEOs. The material terms and conditions of the equity awards reported in this table are described in the "2013 Long-Term Incentive Award Design" section of the Compensation Discussion and Analysis beginning on page 44 of this Proxy Statement. No stock options, PEPunits, PSUs or RSUs granted to an NEO have been transferred to any other person, trust or entity.

	Option Awards[1]					Stock Awards[1][2]					
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price($)	Option Grant Date	Option Vesting Date	Option Expiration Date	Grant Date	Vesting Date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Indra K. Nooyi											
	392,157	63.75	3/1/2011	3/1/2014	2/28/2021	3/1/2015	3/1/2018	—	—	90,680	9,116,967
	360,902	66.50	4/12/2010	4/12/2013	4/11/2020	3/1/2014	3/1/2017	—	—	108,673	10,925,983
	452,830	53.00	2/6/2009	2/1/2012	1/31/2019	3/1/2013	3/1/2016	—	—	108,911	10,949,912
	374,899	68.75	2/1/2008	2/1/2011	1/31/2018	—	—	—	—	—	—
	304,220	65.00	2/2/2007	2/1/2010	1/31/2017	—	—	—	—	—	—
Hugh F. Johnston											
	70,275	63.75	3/1/2011	3/1/2014	2/28/2021	3/1/2015	3/1/2018	—	—	32,242	3,241,611
	43,856	66.50	4/12/2010	4/12/2013	4/11/2020	3/1/2014	3/1/2017	—	—	31,870	3,204,210
	46,561	53.00	2/6/2009	2/1/2012	1/31/2019	7/19/2013	7/19/2018	—	—	57,803[4]	5,811,514
	49,052	68.75	2/1/2008	2/1/2011	1/31/2018	3/1/2013	3/1/2016	—	—	30,495	3,065,967
	22,512	65.00	2/2/2007	2/1/2010	1/31/2017	—	—	—	—	—	—
Albert P. Carey											
	44,863	63.75	3/1/2011	3/1/2014	2/28/2021	3/1/2015	3/1/2018	—	—	32,443	3,261,819
	50,827	66.50	4/12/2010	4/12/2013	4/11/2020	11/21/2014	3/1/2017	—	—	20,253[5]	2,036,237
	68,679	53.00	2/6/2009	2/1/2012	1/31/2019	3/1/2014	3/1/2017	—	—	31,243	3,141,171
	49,241	68.75	2/1/2008	2/1/2011	1/31/2018	3/1/2013	3/1/2016	—	—	28,317	2,846,991
	52,083	65.00	2/2/2007	2/1/2010	1/31/2017	—	—	—	—	—	—
Thomas Greco											
	49,448	53.00	2/6/2009	2/1/2012	1/31/2019	3/1/2015	3/1/2018	—	—	20,991	2,110,435
	37,969	68.75	2/1/2008	2/1/2011	1/31/2018	11/21/2014	3/1/2017	—	—	20,253[6]	2,036,237
	20,318	65.00	2/2/2007	2/1/2010	1/31/2017	3/1/2014	3/1/2017	—	—	18,056	1,815,350
	—	—	—	—	—	3/1/2013	3/1/2016	—	—	14,115	1,419,122
Ramon Laguarta											
	16,941	63.75	3/1/2011	3/1/2014	2/28/2021	3/1/2015	3/1/2018	—	—	16,121	1,620,805
	19,066	66.50	4/12/2010	4/12/2013	4/11/2020	3/1/2014	3/1/2017	—	—	11,494	1,155,607
	743	53.00	2/6/2009	2/1/2012	1/31/2019	3/1/2013	3/1/2016	—	—	10,891	1,094,981
	2,830	53.00	2/6/2009	2/1/2011	1/31/2018	9/20/2012	9/20/2017	42,105	4,233,237[7]	—	—
	10,755	68.75	2/1/2008	2/1/2011	1/31/2018	—	—	—	—	—	—
	17,221	65.00	2/2/2007	2/1/2010	1/31/2017	—	—	—	—	—	—

(1) With the exception of the awards discussed in footnotes (4), (5), (6) and (7) below, each of the RSU, PEPunit and PSU awards listed in the table vests three years after the grant date, subject to continued service with PepsiCo through the vesting date and, in the case of PEPunits and PSUs, achievement of applicable performance targets. Each of the awards that are not special awards will vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and will vest in full upon retirement at age 62 or older with at least 10 years of service, subject to achievement of applicable performance targets.

(2) The market value of unvested PEPunits, PSUs and RSUs reflected in the table has been calculated by multiplying the number of unvested PEPunits, PSUs and RSUs by $100.54, PepsiCo's closing stock price on December 24, 2015, the last trading day of the 2015 fiscal year.

(3) With the exception of the awards noted in footnotes (4), (5) and (6) below, the reported awards reflect grants of PEPunits and PSUs that will vest and be earned based on the achievement of financial performance targets during a three-year performance period for the 2015, 2014 and 2013 PEPunit and PSU awards, and require the NEO to continue to provide service to PepsiCo through the end of a three-year vesting period. Each of the awards that are not special awards will vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, with at least 10 years of service, and vest in full upon retirement at age 62 or older with at least 10 years of service, subject, in each case, to achievement of applicable performance targets. As of 2015 fiscal year-end, Ms. Nooyi and Mr. Greco are eligible for pro-rata vesting and Mr. Carey is eligible for full vesting. For the 2015, 2014 and 2013 awards, the number displayed in this column reflects the target number of PEPunits and PSUs awarded. Notwithstanding the level of performance achieved, the Compensation Committee retains the discretion to reduce the number of shares issued in settlement of these awards.

(4) The reported award reflects a special PSU award granted to Mr. Johnston. This award is scheduled to vest on July 19, 2018, subject to the achievement of pre-established performance targets over a three-year performance period, and subject to continued employment through the vesting date. Mr. Johnston may receive 0% to 125% of the PSUs granted depending on the performance level achieved.

(5) The reported award reflects a special PSU award granted to Mr. Carey. This award is scheduled to vest on March 1, 2017, subject to continued employment through the vesting date, and subject to the achievement of pre-established performance targets and talent development objectives over a three-year performance period. Mr. Carey may receive 0% to 125% of the PSUs granted depending on the performance level achieved.

(6) The reported award reflects a special PSU award granted to Mr. Greco. This award is scheduled to vest on March 1, 2017, subject to continued employment through the vesting date, and subject to the achievement of pre-established performance targets and talent development objectives over a three-year performance period. Mr. Greco may receive 0% to 125% of the PSUs granted depending on the performance level achieved.

(7) The reported award reflects a special RSU award granted to Mr. Laguarta. This award is scheduled to vest on September 20, 2017, subject to continued employment through the vesting date.

2015 Option Exercises and Stock Vested

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[3]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[3]
Indra K. Nooyi	477,705	22,767,134	144,720	13,799,414
Hugh F. Johnston	22,873	727,800	35,312	3,367,087
Albert P. Carey	44,757	1,754,703	30,102	2,870,301
Thomas Greco	45,577	1,786,584	47,670	4,452,348
Ramon Laguarta	11,701	449,435	41,466	3,860,781

(1) All stock option exercises during 2015 were executed within the final two years of the option's term and in a manner consistent with PepsiCo's Exercise and Hold Policy, which is described in the "Governance Features of Our Executive Compensation Programs" section of the Compensation Discussion and Analysis beginning on page 51 of this Proxy Statement.

(2) The following table lists PEPunit, RSU and PSU awards that vested in 2015 for the NEOs. The PEPunits vested on April 2, 2015 based upon the level of achievement attained with respect to the pre-established absolute and relative stock price performance for the three-year performance period. The PSUs granted on April 2, 2012 vested on April 2, 2015 based upon the level of achievement attained with respect to the pre-established Company performance for the three-year performance period.

Name	Type	Grant Date	Payout Date	Number of Shares Granted (#)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	Dividend Equivalents Paid ($)
Indra K. Nooyi	PEPunit	4/2/2012	4/2/2015	116,691	144,720	13,799,414	0
Hugh F. Johnston	PEPunit	4/2/2012	4/2/2015	28,473	35,312	3,367,087	0
Albert P. Carey	PEPunit	4/2/2012	4/2/2015	24,272	30,102	2,870,301	0
Thomas Greco	RSU	9/23/2010	9/24/2015	30,303	30,303	2,796,361	347,424
Thomas Greco	PEPunit	4/2/2012	4/2/2015	14,003	17,367	1,655,987	0
Ramon Laguarta	RSU	4/2/2012	4/2/2015	7,669	7,669	731,258	53,990
Ramon Laguarta	RSU	9/23/2010	9/24/2015	30,303	30,303	2,796,361	347,424
Ramon Laguarta	PSU	4/2/2012	4/2/2015	2,556	3,494	333,162	24,598

(3) The value realized on exercise of stock options is equal to the amount per share at which the NEO sold shares acquired on exercise (all of which occurred on the date of exercise), minus the exercise price of the stock options, times the number of shares acquired on exercise of the options. The value realized on vesting of stock awards is equal to the average of the high and low market prices of PepsiCo Common Stock on the date of vesting, times the number of shares acquired upon vesting. The number of shares and value realized on vesting includes shares that were withheld at the time of vesting to satisfy tax withholding requirements.

2015 Pension Benefits

A summary of the pension benefit plans sponsored by PepsiCo that our NEOs currently participate in are described in the table below. Benefits for the NEOs who participate in these plans are determined using the same formula as for other eligible employees. NEOs receive no additional years of credited service or other enhancements in determining their benefits that are not available to other eligible employees in each plan.

	PepsiCo Salaried Employees Retirement Plan ("Salaried Plan")	Pension Equalization Plan ("PEP")	PepsiCo International Retirement Plan - Defined Benefit Program ("PIRP-DB")
NEO Participants	• Indra K. Nooyi (early retirement eligible) • Hugh F. Johnston • Albert P. Carey (early retirement eligible) • Thomas Greco (early retirement eligible)		Ramon Laguarta
Type of Plan	Qualified defined benefit pension plan	Non-qualified defined benefit pension plan	Non-qualified defined benefit pension plan
Eligibility	U.S. Salaried employees hired prior to January 1, 2011	Employees eligible to participate in the Salaried Plan whose benefits under the Salaried Plan are affected by limitations imposed by the Internal Revenue Code on qualified plan compensation or benefits	Generally covers non-U.S. citizens who are hired prior to January 1, 2011 and who are on their second assignment outside of their home country and are designated for participation by PepsiCo
Form of Payment Upon Retirement	Benefits payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity or a combination of a partial lump sum and an annuity	• Benefits accrued and vested prior to December 31, 2004 are generally paid in the same form and at the same time the Salaried Plan benefits are commenced • Benefits accrued or vested after December 31, 2004 are paid at termination (subject to a six-month delay under Section 409A of the Internal Revenue Code), in the form of a lump sum	Benefits payable as a single life annuity, a single lump sum distribution, a joint and survivor annuity, a 10-year certain annuity or a combination of a partial lump sum and an annuity
Benefit Timing	• Normal retirement benefits payable at age 65 with 5 years of service • Unreduced early retirement benefits payable as early as age 62 with 10 years of service • Reduced early retirement benefit payable at age 55 with 10 years of service, determined by reducing the normal retirement benefit by 4% for each year benefits begin prior to age 62		
Retirement Benefit Formula	A single life annuity beginning at normal retirement age determined as follows: • 3% for each year of service up to 10 years, plus 1% for each year of service in excess of 10, multiplied by the executive's highest consecutive five-year average monthly earnings (base salary and annual incentive compensation) • Reduced by 0.43% of the executive's highest consecutive five-year average monthly earnings up to his or her monthly Social Security covered compensation, multiplied by the executive's years of service up to 35	• Same terms and conditions as the Salaried Plan as determined without regard to the Internal Revenue Code limitations on compensation and benefits • Offset by the actual benefit payable under the Salaried Plan	• Substantially the same as the formula under the Salaried Plan and the PEP, without the Social Security offset • Offset by retirement benefits paid under any Company plan or government mandated retirement program

	PepsiCo Salaried Employees Retirement Plan ("Salaried Plan")	Pension Equalization Plan ("PEP")	PepsiCo International Retirement Plan - Defined Benefit Program ("PIRP-DB")
Deferred Vested Benefits	• For a participant with five or more years of service who terminates employment prior to attaining either age 55 with 10 years of service or age 65 with 5 years of service • Benefit is equal to the retirement benefit formula amount calculated using the potential years of credited service had the participant remained employed to age 65 pro-rated by a fraction, the numerator of which is the participant's credited years of service at termination and the denominator of which is the participant's potential years of credited service had the participant remained employed to age 65 • Deferred vested benefits under the Salaried Plan and PIRP-DB are payable in an annuity commencing at age 65, however, a participant may elect to commence benefits as early as age 55 on an actuarially reduced basis to reflect the longer payment period. A participant who terminates from the PIRP-DB is also eligible for a one-time lump sum benefit within 365 days of termination. Deferred vested benefits under PEP are payable in an annuity at the later of age 55 or termination (subject to a six month delay under Section 409A of the Internal Revenue Code)		
Disability/Death Benefits	• All participants who become disabled after 10 years of service and remain disabled until retirement receive continued service for the length of their disability • If the participant becomes deceased, the spouse of an employee who is retirement eligible is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option. The surviving spouse or estate of an active participant is also entitled to a one-time payment equal to the lump sum benefit accrued at death, offset by the lump sum value of any surviving spouse's benefit that might be payable. This special death benefit is paid by the Company and not from the plan		If the participant becomes deceased, the spouse of an employee is entitled to a pension equal to the survivor benefit under the 50% joint and survivor option

The Present Value of Accumulated Benefit reported in the 2015 Pension Benefits Table represents the accumulated benefit obligation for benefits earned to date, based on age, service and earnings through the plan's measurement date of December 26, 2015.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Indra K. Nooyi	PepsiCo Salaried Employees Retirement Plan	21.8	1,058,648	0
	PepsiCo Pension Equalization Plan		22,256,482	0
Hugh F. Johnston	PepsiCo Salaried Employees Retirement Plan	25.8	825,017	0
	PepsiCo Pension Equalization Plan		6,395,138	0
Albert P. Carey	PepsiCo Salaried Employees Retirement Plan	34.6	1,488,322	0
	PepsiCo Pension Equalization Plan		11,853,640	0
Thomas Greco	PepsiCo Salaried Employees Retirement Plan	26.0	994,409	0
	PepsiCo Pension Equalization Plan		5,141,501	0
Ramon Laguarta	PepsiCo International Retirement Plan	10.0	1,849,618	0

(1) These amounts have been calculated using actuarial methods and assumptions shown below in the fiscal year-end valuation under the guidance on employers' accounting for pensions with the assumption, required by SEC disclosure rules, that each NEO remains in service until retirement at the earliest date when unreduced retirement benefits would be available (i.e., age 62 or older):

• Discount rate of 4.55% for the PepsiCo Salaried Employees Retirement Plan, 4.45% for the PepsiCo Pension Equalization Plan, and 4.60% for the PepsiCo International Retirement Plan; and

• Benefits were converted to lump sums based on a 5.75% lump sum conversion rate at retirement.



2015 Non-Qualified Deferred Compensation
Executive Income Deferral Plan ("EIDP")

NEO Participants	• Indra K. Nooyi • Hugh F. Johnston • Albert P. Carey • Thomas Greco
Description	Non-qualified and unfunded program that allows certain U.S. based eligible employees to defer a portion of their annual compensation to a later date
Deferral Limits	All PepsiCo Executives may defer up to 75% of base salary and 100% of annual incentive cash compensation. The Company does not provide a matching contribution on any deferrals
Return on Plan Balance	Executives earn a return based on investments in the phantom funds selected by the executives (listed in footnote (3) below) from a list of phantom funds made available by the Company. The EIDP does not guarantee a rate of return and none of the funds provide market earnings
Distributions	• At the time of election to defer, executives are required to choose to receive future payments on either a specific date or upon separation from service • Notwithstanding a participant's payment election, deferrals made after 2000 are paid in a lump sum at the time of separation from service in cases in which separation (other than retirement) occurs prior to the elected payment date • Payments of deferrals made after 2004 to executives who are specified employees under Section 409A of the Internal Revenue Code that are triggered by a separation from service are delayed six months following separation
Form of Payment	Made in cash and received as a lump sum or in installments (quarterly, semi-annually or annually) over a period of 20 years

For additional detail on PepsiCo's EIDP, refer to the "Executive Deferral" section of the Compensation Discussion and Analysis on page 49 of this Proxy Statement.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions ($)[2]	Aggregate Balance at Last Fiscal Year End ($)[3]
Indra K. Nooyi	0	0	508,623	494,100	11,556,791
Hugh F. Johnston	0	0	142,735	295,556	2,411,160
Albert P. Carey	0	0	0	0	0
Thomas Greco	0	0	0	0	0

(1) PepsiCo does not provide above-market or preferential rates and, as a result, the earnings on non-qualified deferred compensation are not included in the 2015 Summary Compensation Table.

(2) The amount reported for Ms. Nooyi represents the distribution of a portion of her previously deferred 1998 annual incentive compensation. The amount reported for Mr. Johnston represents the distribution of a portion of his previously deferred 2002 and 2003 annual incentive compensation.

(3) None of the amounts reported in this column are reflected in the 2015 Summary Compensation Table. Deferral balances of NEOs under the Executive Income Deferral Program were invested in the following phantom funds and earned the following rates of return in 2015: (i) PepsiCo Common Stock: 8.64% and (ii) Defined AFR Fund: 3.01%.

Potential Payments on Termination or Change in Control

Termination of Employment/Retirement

None of our NEOs have any arrangement that provides for severance payments or severance benefits.

In the event an NEO retires, terminates or resigns from PepsiCo for any reason as of fiscal year end, he or she would be entitled to:

- The pension value disclosed in the 2015 Pension Benefits table on page 60 of this Proxy Statement; and

- The outstanding balance disclosed in the 2015 Non-Qualified Deferred Compensation table on page 62 of this Proxy Statement.

Our NEOs' unvested annual LTI awards vest on a pro-rata basis upon retirement between ages 55 and 61, inclusive, and fully vest upon death, disability or retirement on or after age 62. In order to be retirement eligible, an executive must be at least age 55 with 10 or more years of service. For special awards, no accelerated vesting occurs upon retirement. In the event of death or long-term disability, pre-2012 special awards vest on a pro-rata basis and any special awards granted in 2012 and later fully vest. Even after vesting, PEPunit, PSU and LTC Awards remain subject to achievement of pre-established performance targets.

The following table sets forth, for each NEO, the value of the unvested stock option and PEPunit, PSU, RSU and LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest or be forfeited if the NEO's employment terminated on December 26, 2015, the last day of the 2015 fiscal year, due to termination without cause, retirement, death or long-term disability:

Name	Termination/Retirement ($ in millions)[1]		Death/Long-Term Disability ($ in millions)[1]	
	Vest	Forfeit	Vest	Forfeit
Indra K. Nooyi	28.8	17.8	17.8	0
Hugh F. Johnston	0	20.2	20.2	0
Albert P. Carey	14.0	2.0	2.0	0
Thomas Greco	4.5	5.7	5.7	0
Ramon Laguarta	0	10.1	10.1	0

(1) The stock options, PEPunits, PSUs and RSUs were valued at a price of $100.54, PepsiCo's closing stock price on December 24, 2015, the last trading day of the 2015 fiscal year. Death and Long-Term Disability vesting amounts do not include the value of vested stock options that have already been earned or unvested stock options, PEPunits, PSUs and RSUs that an executive may have earned due to fulfilling the retirement eligibility criteria. As of 2015 fiscal year-end, Ms. Nooyi and Mr. Greco are eligible for pro-rata vesting and Mr. Carey is eligible for full vesting on annual awards. For a list of earned vested stock options, see the 2015 Outstanding Equity Awards at Fiscal Year-End table beginning on page 57 of this Proxy Statement.

Change in Control

PepsiCo has a long history of maintaining a "double trigger" vesting policy. This means that unvested stock option and PEPunit, PSU, RSU and LTC Awards only vest if the participant is terminated without cause or resigns for good reason within two years following a change in control of PepsiCo or if the acquirer fails to assume or replace the outstanding awards.

For each NEO, the following table illustrates:

• the value of stock options, PEPunits, PSUs, RSUs, LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest upon a change in control of PepsiCo without termination of employment; and

• the value of the stock options, PEPunits, PSUs, RSUs, LTC Awards and accrued dividend equivalents on PSUs and RSUs that would vest upon an NEO's termination without cause or resignation for good reason if the acquirer does not assume or replace the outstanding awards at the time of the change in control.

	Change in Control ($ in millions)	
Name	**Total Benefit: Change in Control Only**	**Total Benefit: Qualifying Termination upon Change in Control**[1]
Indra K. Nooyi	0	17.8
Hugh F. Johnston	0	20.2
Albert P. Carey	0	2.0
Thomas Greco	0	5.7
Ramon Laguarta	0	10.1

(1) The amounts reported in this column assume that both the change in control and termination occurred on December 26, 2015, the last day of the 2015 fiscal year. The stock options, PEPunits, PSUs and RSUs were valued based on PepsiCo's $100.54 closing stock price on December 24, 2015. Amounts do not include vested options that have already been earned due to continued service. For a list of earned vested stock options, please see the 2015 Outstanding Equity Awards at Fiscal Year-End table beginning on page 57 of this Proxy Statement.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2015.

The Compensation Committee

Lloyd G. Trotter, Chair	David C. Page
Shona L. Brown	Daniel Vasella
Alberto Ibargüen	

The information contained in the above report will not be deemed to be "soliciting material" or "filed" with the SEC, nor will this information be incorporated into any future filing under the Securities Act or the Exchange Act except to the extent the Company specifically incorporates such report by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 26, 2015 with respect to the shares of PepsiCo Common Stock that may be issued under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))(c)
Equity compensation plans approved by security holders[1]	40,278,618[2]	$ 68.13[3]	90,801,372[4]
Equity compensation plans not approved by security holders[5]	—	—	—
Total[6]	40,278,618	$ 68.13[3]	90,801,372

(1) Includes the 2007 Long-Term Incentive Plan (the "**2007 Plan**") and the 2003 Long-Term Incentive Plan (the "**2003 Plan**").

(2) This amount includes 821,030 PEPunits and 9,108,088 PSUs and RSUs that, if and when vested, will be settled in shares of PepsiCo Common Stock. This amount also includes 289,218 phantom units under the PepsiCo Director Deferral Program that will be settled in shares of Common Stock pursuant to the 2007 Plan at the end of the applicable deferral period. For PSUs for which the performance period has ended as of December 26, 2015, the amounts reported in the table reflect the actual number of PSUs earned above and below target levels based on actual performance measured at the end of the performance period. The amounts reported in the table assume target level performance for PEPunits and PSUs for which the performance period has not ended as of December 26, 2015. If maximum earn-out levels are assumed for such PEPunits and PSUs, the total number of shares of PepsiCo Common Stock to be issued upon exercise and/or settlement of outstanding awards as of December 26, 2015 is 41,139,478.

(3) Weighted-average exercise price of outstanding options only.

(4) The shareholder-approved 2007 Plan is the only equity compensation plan under which PepsiCo currently issues equity awards. As of May 2, 2007, the 2007 Plan superseded the Company's prior plan, the shareholder-approved 2003 Plan, and no further awards were made under the 2003 Plan. The 2007 Plan permits the award of stock options, stock appreciation rights, restricted and unrestricted shares, restricted stock units and performance shares and units. The 2007 Plan authorizes a number of shares for issuance equal to 195,000,000 plus the number of shares underlying awards under the Company's prior equity compensation plans that are cancelled or expired after May 2, 2007 without delivery of shares. Under the 2007 Plan, any stock option granted reduces the available number of shares on a one-to-one basis, any RSU or other full value award granted before May 5, 2010 reduces the available number of shares on a one-to-one basis and any RSU or other full value award granted on or after May 5, 2010 reduces the available number of shares on a one-to-three basis.

(5) The table does not include information for equity compensation plans assumed by PepsiCo in connection with PepsiCo's merger with The Quaker Oats Company ("**Quaker**") in 2001 and acquisition of The Pepsi Bottling Group, Inc. ("**PBG**") in 2010.

- As of December 26, 2015, 4,117 shares of PepsiCo Common Stock, which are related to awards issued under the Quaker plans prior to the merger, have been deferred and will be issued in the future. No additional options or other awards may be granted under the Quaker plans.

- As of December 26, 2015, 1,412,078 shares of PepsiCo Common Stock were issuable upon the exercise of outstanding options granted under the PBG plans prior to the acquisition of PBG at a weighted-average exercise price of $42.50. No additional stock options or other awards may be granted under the PBG plans.

(6) Since our fiscal year end, there has been activity in the 2007 Plan, including the grant of our 2016 annual LTI awards and the vesting of our 2013 LTI awards. As of March 4, 2016, there were 9,560,115 full value awards outstanding consisting of 551,324 PEPunits, 8,743,325 PSUs and RSUs, and 265,466 phantom units under the Director Deferral Program, for which all were payable in shares but for which no shares were yet issued. Additionally, there were a total of 30,345,818 shares to be issued upon exercise of outstanding options with a weighted-average exercise price of $68.84 and a weighted-average remaining life of 4.65 years. Following this activity, there were 81,294,611 shares of our Common Stock that remained available for future issuance under the 2007 Plan. As of March 4, 2016, there were 1,446,589,930 shares of our Common Stock and 132,953 shares of our Convertible Preferred Stock outstanding.

Approval of the Renewal and Amendment of the PepsiCo, Inc. Long-Term Incentive Plan (Proxy Item No. 4)

The Board of Directors is asking shareholders to approve an amendment and restatement of PepsiCo's 2007 Long-Term Incentive Plan, renamed the Long-Term Incentive Plan (the "**Plan**"). The Board and our shareholders initially approved the Plan in 2007 and subsequently re-approved the Plan from time to time. On March 3, 2016, on the recommendation of the Compensation Committee, the Board of Directors approved the Plan, as amended and restated, subject to shareholder approval. The Plan reflects the following amendments that are subject to approval by our shareholders:

Amendment	Rationale
Extend the term of the Plan until May 4, 2026	Renewing the 10-year term of the Plan will allow PepsiCo to continue granting awards necessary to attract, retain and motivate global talent beyond the Plan's upcoming May 2017 expiration • The request to renew the term of the plan does not include any additional shares
Impose a limit on the awards that may be granted to any non-employee director in a single calendar year: • $500,000 for annual equity awards • $500,000 for annual cash retainers • $250,000 for one-time initial awards to any newly appointed or elected non-employee director	• A shareholder-approved cap on non-employee director pay is consistent with emerging best practices in compensation governance • Within the limits imposed by the cap, the Board will continue to set director pay in line with the market in order to attract and retain well-qualified directors • As shown on page 82 of this Proxy Statement, our current compensation program for non-employee directors is well within the proposed limit

We Are Not Requesting Additional Shares

We are not asking shareholders to approve any additional shares for issuance under the Plan, which is the only plan under which PepsiCo grants equity awards. This reflects PepsiCo's responsible use of shares under our long-term incentive program. We have not sought shareholder approval for additional shares under the Plan since 2012. As of March 4, 2016, approximately 81 million shares remain available for future awards. We believe that the existing share pool will be sufficient to fund long-term incentive awards for approximately five years through 2021.

Approval of the Plan will allow PepsiCo to continue to attract, retain and motivate talented individuals critical to the long-term success of the Company

Long-term incentive awards granted under the Plan are an important part of the Company's overall compensation program. The ability to grant these awards is essential to the Company's success in attracting, retaining and motivating talented employees and directors. The long-term incentive awards align the interest of our employees and directors with those of our shareholders and help ensure a pay-for-performance linkage. In the event shareholders do not approve the amended and restated Plan, the Company will not be able to grant long-term incentive awards after the May 2, 2017 expiration date.

PepsiCo's Low Overhang and Run Rate

While the use of equity awards is an important part of our compensation program, we are mindful of our responsibility to our shareholders in granting equity awards. The following table illustrates the historic run rate and overhang of our equity compensation program over the past three fiscal years:

	2013	2014	2015
Overhang[1]	10.1%	9.1%	8.4%
Run Rate[2]	0.5%	0.5%	0.3%

(1) Overhang represents the number of shares subject to outstanding awards plus shares available for grant under the Plan (the numerator), divided by the total number of common shares outstanding at the end of that fiscal year, plus the number of shares in the numerator.

(2) Run rate represents all awards granted in a fiscal year, divided by the number of common shares outstanding at the end of that fiscal year.

The Plan includes a fungible share pool whereby full value awards reduce shares available under the Plan by three shares. As such, a basic overhang calculation may be artificially high because it assumes all shares in the fungible share pool are awarded as stock options. We anticipate that PepsiCo's annual run rate will continue to be approximately 1.0%, and the overhang will continue to be within market norms. These estimates of future run rate and overhang are based on the continuation of current grant levels and exercise patterns.

Key Provisions of the Plan

The Plan includes a number of provisions that the Board believes serve the interests of shareholders, facilitate effective corporate governance and demonstrate reasonable use of shares:

- **Fungible Share Pool.** Shares issued in connection with PSUs, RSUs and other "full-value" stock awards count against the number of shares authorized for issuance under the Plan at a higher rate than shares issued upon exercise of stock options and Stock Appreciation Right ("**SAR**").

- **No Annual "Evergreen" Provision.** The Plan authorizes a fixed number of shares of PepsiCo Common Stock for grants and requires shareholder approval of any increase to that fixed number.

- **Responsible Share Counting.** The Plan prohibits "net share counting", meaning that any shares of PepsiCo Common Stock tendered or withheld to pay taxes for any award or an option's exercise price are not available for re-issuance. Likewise, upon exercise of a stock-settled SAR, none of the shares associated with the SAR grant are available for re-issuance.

- **No Discounted Stock Options or SARs.** All stock options and SARs must have an exercise price equal to or greater than the fair market value of PepsiCo Common Stock on the date of grant.

- **No Reload Rights.** No Stock Option granted under the Plan can entitle a participant to the automatic grant of additional Stock Options in connection with any exercise of the original Stock Option.

- **No Loans.** The Plan prohibits loans from the Company to any participant.

- **Double-Trigger Change in Control Requirement.** In connection with a change in control of PepsiCo, a participant's equity awards will have accelerated vesting only if the participant is terminated without cause or resigns for good reason within two years following the change in control or if the acquirer fails to assume the awards.

- **Minimum Three-Year Vesting Period.** Restricted shares, PSUs and RSUs typically require a minimum three years of service to vest. However, because we believe that, in limited circumstances, a vesting period less than three years may be warranted to facilitate the recruitment of key leadership talent, up to 5% of the total shares are available for restricted shares, PSUs and RSUs that may be granted with a vesting period of less than three years. In no case will the vesting period for any such awards be less than one year.

- **No Dividend Payouts on Unvested PSUs and RSUs; No Dividend Equivalents on Options or SARs.** Participants who hold PSUs or RSUs will have dividends accrued during the restriction period that will be distributed (without interest) only if and when the PSUs or RSUs vest. Accrued dividends are forfeited if the associated PSU or RSU is forfeited. No dividend equivalents may be paid under the plan with respect to options or SARs.

- **Compensation Clawback.** If an employee engages in gross misconduct or violates PepsiCo's Global Code of Conduct, the Plan permits PepsiCo to cancel the employee's outstanding equity awards. In addition, PepsiCo's equity award agreements with executives permit the Company to clawback gains already realized from awards if an executive violates PepsiCo's Global Code of Conduct, violates our non-compete, non-solicitation or non-disclosure policies, or engages in gross misconduct. The Compensation Committee also has the discretion to cancel an executive officer's awards and recover any gains if the Committee determines that an executive officer, through gross negligence or misconduct, has caused or contributed to the need for an accounting adjustment to the Company's financial results.

- **Independent Committee.** The Plan is administered by the Compensation Committee of the PepsiCo Board of Directors, except as it relates to non-employee director awards, which the full Board administers. All of the members of the Compensation Committee qualify as "independent" under the New York Stock Exchange Corporate Governance listing standards.

- **Deductibility of Awards.** The Plan includes provisions intended to meet the requirements for deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "**Code**"), including by qualifying awards under the Plan as "performance-based compensation."

- **Limit on Non-Employee Director Awards.** The Plan establishes a maximum amount of equity awards and cash retainers that may be granted to a non-employee director in any calendar year.

- **No transferability.** Awards generally may not be transferred, except by will or the laws of descent and distribution, unless the transfer is approved by the Compensation Committee and is for no consideration.

Section 162(m) Re-Approval

Section 162(m) of the Code prevents a publicly held corporation from deducting, for federal income tax purposes, compensation in excess of $1 million per year paid to any of its chief executive officer or three other most highly compensated executive officers (other than the chief financial officer). However, if certain conditions are met, compensation that qualifies as "performance-based" is excluded for purposes of calculating the amount of compensation subject to the $1 million deduction limitation. One of the requirements that must be satisfied for compensation to qualify as "performance-based" under Section 162(m) of the Code is that the material terms of the performance goals under which the compensation may be paid must be disclosed to and re-approved by our shareholders every five years. For purposes of Section 162(m), the material terms include (i) the individuals eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based, and (iii) the maximum amount of compensation that can be paid to an individual under the performance goal. Each of these aspects of the Plan is described below, and shareholder approval of this Item No. 4 is intended to constitute re-approval of each of these aspects of the Plan for purposes of the shareholder approval requirements of Section 162(m).

Summary of the Plan

The principal features of the Plan, as amended and restated, are summarized below. This summary is qualified by reference to the complete text of the Plan set forth in Exhibit B to this Proxy Statement.

Plan Administration. The Compensation Committee administers all aspects of the Plan, except for awards made to non-employee directors. The amount and terms of awards to non-employee directors are administered by the full Board. Each member of the Compensation Committee qualifies as a "non-employee director," as defined under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and an "outside director," within the meaning of Section 162(m) of the Code. Each member of the Compensation Committee also meets the director independence criteria under the New York Stock Exchange Corporate Governance listing standards.

The Committee has the authority to, among other things:

- construe and interpret the Plan;

- make rules and regulations relating to the administration of the Plan;

- select participants and make awards; and

- establish the terms and conditions of awards.

The Committee may delegate its authority to employees of the Company, including the authority to grant awards to employees who are not officers subject to Section 16 of the Securities Exchange Act of 1934.

Awards. The Plan provides for the grant of non-qualified stock options, incentive stock options ("**ISOs**") that qualify under Section 422 of the Code, SARs, restricted shares, RSUs, performance shares, performance units and stock awards, each as defined in the Plan.

Eligibility. Any officer, employee, consultant or advisor of PepsiCo or any of its subsidiaries or affiliated businesses is eligible for any type of award provided for under the Plan except that employees are not eligible for unrestricted stock awards. As of December 26, 2015 there were approximately 263,000 worldwide employees of the Company. The selection of participants and the nature and size of grants and awards are within the discretion of the Committee, subject to the limitations in the Plan. In addition, PepsiCo's non-employee directors are eligible to receive awards upon their initial appointment to the Board and are eligible to receive shares in settlement of their phantom shares received under the director deferral program, subject to the limitations in the Plan.

Authorized Shares. Subject to approval by shareholders, the Plan maintains authority for the issuance of 195 million shares of PepsiCo Common Stock, plus any shares of PepsiCo Common Stock underlying awards previously granted under any prior plans that are cancelled or expired without the issuance of shares after the Plan first became effective on May 2, 2007. As of March 4, 2016, approximately 81 million shares remain available for future awards.

Each share subject to a stock option or SAR award would reduce the number of shares available for issuance under the Plan by one share, and each share subject to a full value award granted after the Annual Meeting would reduce the number of shares available for issuance by three shares. Full value awards consist of restricted or unrestricted stock or stock unit awards.

If any award is forfeited or the award otherwise terminates without the issuance of shares of PepsiCo Common Stock, the shares associated with the award will no longer be charged against the maximum share limitation and will again be available for future grants. These shares will return to the available share pool at the same ratio at which they were granted. Notwithstanding the foregoing, shares withheld by or delivered to PepsiCo to satisfy the exercise or conversion price of an award or in payment of taxes will not again be available for future grants, and, upon the exercise of a stock-settled SAR, the number of shares subject to the SAR will not again be available for future grants regardless of the actual number of shares of PepsiCo Common Stock used to settle such SAR. In addition, awards that are settled in cash rather than shares of PepsiCo Common Stock and awards that may be granted in connection with the assumption or substitution of outstanding grants from an acquired or merged company do not count towards the total share limit.

The maximum number of shares of PepsiCo Common Stock subject to stock options and SARs that can be granted to any individual during a calendar year cannot exceed 2 million shares. The maximum amount of awards other than stock options and SARs that can be granted to any individual, in the aggregate, during a calendar year cannot exceed $15 million (converted into a number of shares of PepsiCo Common Stock based on the fair market value on the date of grant); provided that the maximum value of an award that may be granted to any individual for a performance period that is longer than one calendar or fiscal year shall not exceed the foregoing limit multiplied by the number of full calendar or fiscal years in the performance period.

The shares of PepsiCo Common Stock issued may consist of authorized but unissued shares.

Adjustments. In the event of a corporate transaction that affects PepsiCo Common Stock, the Committee will make adjustments to the number of authorized shares and the individual limitations set forth above and to the outstanding awards as it deems appropriate and equitable.

Options. A stock option permits the participant to purchase shares of PepsiCo Common Stock at a specified price. Options may be granted alone or together with SARs. A stock option may be granted in the form of a non-qualified stock option or an ISO. No more than 195 million shares are available for the grant of ISOs. The price at which a share may be purchased under an option (the exercise price) may not be less than 100% of the fair market value (the average of the high and low market prices) of a share of PepsiCo Common Stock on the date the option is granted. The average of the high and low market prices of a share of PepsiCo Common Stock on March 1, 2016 was $98.75 per share. Except in the case of an adjustment related to a corporate transaction, the exercise price of a stock option may not be decreased after the date of grant and no outstanding option may be surrendered as consideration for the grant of a new option with a lower exercise price without shareholder approval. No dividends or dividend equivalents will be paid on stock options.

The Committee may establish the term of each option, but no option will be exercisable after 10 years from the grant date; provided, however, that awards of non-qualified stock options or SARs covering up to 5 million shares, in the aggregate, may be issued with a term of up to 15 years.

The amount of ISOs that become exercisable for the first time in a particular year by an individual participant cannot exceed a face value of $100,000 or such other amount as may subsequently be specified by the Code, determined using the fair market value of the shares on the date of grant. Non-employees are not eligible for ISOs.

SARs. A SAR entitles the participant to receive a payment in shares of PepsiCo Common Stock and/or cash equal to the excess of the fair market value of PepsiCo Common Stock on the date the SAR is exercised over the SAR exercise price. SARs may be granted either alone or in tandem with stock options. The exercise price of a SAR must be equal to or greater than 100% of the fair market value of PepsiCo Common Stock on the date of grant. The Committee may establish the term of each SAR, but no SAR will be exercisable after 10 years from the grant date; provided, however, that awards of non-qualified stock options or SARs covering up to 5 million shares, in the aggregate, may be issued with a term of up to 15 years. No dividends or dividend equivalents will be paid on SARs.

Restricted Shares and RSUs. A restricted share is a share of PepsiCo Common Stock that is issued to a participant subject to vesting requirements. An RSU is the right granted to a participant to receive a share of PepsiCo Common Stock and/or a cash payment based on the value of a share of PepsiCo Common Stock subject to vesting requirements. The restrictions on such awards are determined by the Committee, and may include service-based or performance-based restrictions. The Committee may condition the vesting of any restricted share or RSU grant on the achievement of one or more performance goals specified below under Performance Awards and Performance Goals. RSUs may be settled in cash, shares of PepsiCo Common Stock or a combination thereof, as determined by the Committee. Holders of RSUs will have no ownership interest in the shares of PepsiCo Common Stock to which such RSUs relate unless and until payment with respect to such RSUs is actually made in shares of PepsiCo Common Stock. Except as otherwise determined by the Committee, participants who hold restricted shares will have voting rights and dividends accrued during the restriction period that will be distributed (without interest) only if and when the restricted shares vest. Except as otherwise determined by the Committee, RSUs will accrue dividend equivalents during the restriction period that will be distributed (without interest) only if and when the RSUs vest.

Performance Awards and Performance Goals. Performance awards are awards conditioned on the achievement of performance goals set for a performance period. The Committee determines the performance goal and the length of the performance period. Subject to approval by shareholders of the amended and restated plan, the performance goals may be based on one or more of the following performance measures: stock price, market share, sales revenue, cash flow, sales volume, earnings per share, return on equity, return on assets, return on sales, return on invested capital, economic value added, net earnings, total shareholder return, gross margin, costs, productivity, brand contribution, product quality, portfolio transformation, productivity improvement, corporate value measures (such as compliance, safety, environmental and personnel matters), or goals related to corporate initiatives (such as acquisitions, dispositions or customer satisfaction). The performance measures may be described in terms of objectives that are related to the individual participant or objectives that are Company-wide or related to a subsidiary, division, department, region, function or business unit of the Company and may be expressed in absolute terms or relative to the performance of other entities. Notwithstanding the attainment of any performance goal, the Committee has the discretion to reduce any award payment. Performance awards may be paid in cash, shares of PepsiCo Common Stock, or a combination thereof.

Stock Awards. Stock awards consist of vested shares of PepsiCo Common Stock that are not subject to a risk of forfeiture. Stock awards may only be granted to eligible participants who are consultants or advisors (i.e., non-employees) and may be granted to non-employee directors as part of the one-time initial grants.

Minimum Restriction and Performance Periods. Under the Plan, awards subject to service-based restrictions generally may not vest in full prior to the third anniversary of the grant date (except in certain circumstances such as retirement, death or disability) and other full value awards must be subject to a restriction period of at least three years. Notwithstanding the foregoing, awards of restricted shares, RSUs and full value awards covering up to 5% of the total shares available under the Plan may be issued with a restriction period less than three years but not less than one year. In addition, the performance period for performance awards will be a minimum of one year unless otherwise determined by the Committee.

Non-Employee Director Awards. Non-employee directors are eligible to receive any type of award available under the Plan, except ISOs. Such awards are administered by the Board of Directors. No non-employee director may be granted (i) any award or awards denominated in shares of PepsiCo Common Stock that exceed in the aggregate $500,000 in value in any calendar year plus an additional $250,000 for one-time awards to newly appointed or elected non-employee directors, or (ii) any award or awards denominated in cash, even if paid in shares of PepsiCo Common Stock, that exceed in the aggregate $500,000 in value in any calendar year. For purposes of awards denominated in shares of PepsiCo Common Stock, the value shall be computed based on the grant date fair value in accordance with applicable financial accounting rules.

Change in Control. In the event of a change in control of PepsiCo, all outstanding awards under the Plan that are assumed or replaced with equivalent awards by the successor corporation will remain outstanding and continue to be governed by their terms. If, within two years following a change in control, a participant is terminated without cause or the participant resigns for good reason, then all such assumed or replaced awards held by the participant will immediately vest, any performance goals will be deemed 100% achieved, the RSUs will become immediately payable, and the options and SARs will remain outstanding for their full term. If the surviving corporation fails to assume the outstanding awards under the Plan or substitute equivalent awards, then all such outstanding awards will vest, all restrictions will lapse and any performance goals will be deemed 100% achieved upon the change in control, and the Board may provide for the cancellation of such awards in exchange for a payment to the participants that is at least equal to the excess (if any) of the consideration that would be received in the change in control by the holders of PepsiCo Common Stock over the exercise or purchase price (if any) for such awards. "Change in control," "cause" and "good reason" are defined in Section 11(b) of the Plan. Award agreements may provide different change in control treatment for awards.

Effective Date, Term, Amendment and Termination. The Plan, as amended and restated, was adopted by the Board of Directors on March 3, 2016 subject to shareholder approval at the May 4, 2016 Annual Meeting of Shareholders of the Company and has a term of ten years expiring on May 4, 2026. The Board or Committee may terminate or amend the Plan at any time, but no such amendment or termination may adversely affect awards granted prior to such termination or amendment except to the extent necessary or appropriate to comply with applicable law or stock exchange rules and regulations. Without the prior approval of PepsiCo's shareholders, no amendment may (i) increase the number of authorized shares or the maximum individual award limitations, (ii) extend the maximum period during which awards may be granted, (iii) add to the types of awards that can be made, (iv) change the performance measures pursuant to which performance awards are earned, (v) modify the requirements as to eligibility for participation, (vi) decrease the exercise price of any option or SAR to less than the fair market value on the grant date, or (vii) amend the Plan in a manner that requires shareholder approval pursuant to the Plan, applicable law or the rules of the New York Stock Exchange.

Limitations on Transfer. Unless otherwise determined by the Committee, awards granted under the Plan are nontransferable other than, upon a participant's death, by will or the laws of descent and distribution. The Committee has the discretion to permit the transfer of an award only to a participant's immediate family member without the payment of any consideration.

Other Provisions. The Committee may determine that an award, whether made in cash, shares of PepsiCo Common Stock or a combination thereof, may be deferred and may approve deferral elections made by participants in compliance with Section 409A of the Code. No loans from PepsiCo to participants will be permitted under the Plan.

French-Qualified RSUs

In August 2015, a new French law (Loi Macron) introduced changes that provide more favorable tax and social treatment to the local employer subsidiary and its employees for French-qualified RSUs, if the French-qualified RSUs are granted pursuant to a plan authorized by shareholders after August 7, 2015. We are not required to grant French-qualified RSUs in France and may choose, at our discretion, to grant non-qualified awards to employees of our French subsidiaries depending on the circumstances. The Plan provides that the Compensation Committee has the full authority, in its sole discretion, to establish such sub-plans as may be deemed necessary or appropriate to comply with the law of other countries, and to allow for tax-preferred treatment of awards. However, because the Plan was authorized by shareholders before August 7, 2015, shareholder approval of the amended and restated Plan would allow us to meet the shareholder authorization requirement for granting French-qualified RSUs with more favorable terms.

U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of awards made under the Plan, based upon the laws in effect on the date hereof, and is intended for the information of shareholders considering how to vote with respect to the proposal. It is not intended as tax guidance to participants in the Plan. The discussion does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the Plan. The income tax consequences under applicable foreign, state and local tax laws may not be the same as under U.S. federal income tax laws.

Non-Qualified Stock Options ("NQSOs") and SARs. A participant will not recognize taxable income at the time of grant of a NQSO or SAR, and PepsiCo will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), upon exercise of a NQSO, equal to the excess of the fair market value of the shares of PepsiCo Common Stock purchased over their exercise price and, upon exercise of a SAR, equal to the fair market value of any shares of PepsiCo Common Stock delivered or cash paid. PepsiCo will generally be entitled to a corresponding U.S. federal income tax deduction at the same time the participant recognizes ordinary income.

ISOs. A participant will not recognize taxable income at the time of grant of an ISO or (except for purposes of the alternative minimum tax) upon exercise of an ISO. If the shares of PepsiCo Common Stock acquired by exercise of an ISO are held for the longer of two years from the date the option was granted and one year from the date the option was exercised, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and PepsiCo will not be entitled to any deduction. If, however, such shares are disposed of within two years from the date the option was granted or one year from the date the option was exercised, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over the exercise price, and PepsiCo generally will be entitled to a corresponding U.S. federal income tax deduction.

Other Awards. For other awards authorized under the Plan, a participant will generally recognize compensation taxable as ordinary income (i) at the time restrictions on restricted shares lapse in an amount equal to the excess of the fair market value of the shares of PepsiCo Common Stock at such time over the amount, if any, paid for the shares; (ii) at the time of settlement of RSUs in an amount equal to the fair market value of any shares of PepsiCo Common Stock delivered or cash paid by PepsiCo and (iii) at the time of grant of a nonforfeitable stock award in an amount equal to the fair market value of the shares of PepsiCo Common Stock at such time. PepsiCo will generally be entitled to a corresponding U.S. federal income tax deduction at the same time the participant recognizes ordinary income, except to the extent the deduction limits of Section 162(m) of the Code apply.

Section 162(m) Limit. The Plan is designed to enable PepsiCo to provide certain forms of performance-based compensation to executive officers that will meet the requirements for tax deductibility under Section 162(m) of the Code. Section 162(m) provides that PepsiCo may not deduct compensation paid to any one of certain executive officers in excess of $1 million in any one year if such compensation is not performance-based or does not comply with other exceptions. It is anticipated that all stock options, SARs and performance awards, including performance-based restricted stock and performance-based RSUs paid in accordance with the Plan, will be deductible as performance-based compensation and not subject to the $1 million limitation. Performance awards qualify as performance-based compensation if they are conditioned on the achievement of one or more of the performance measures described under Performance Awards and Performance Goals above and satisfy certain other requirements of Section 162(m) of the Code. Stock Options and SARs granted under the Plan qualify as performance-based compensation because the compensation attributable to these awards is based solely on the increase in value of the Company's stock.

Section 409A. Acceleration of income, additional taxes and interest apply to nonqualified deferred compensation that is not compliant with Section 409A of the Code. It is intended that awards granted under the Plan will be exempt from, or satisfy the requirements of, Section 409A and any regulations or guidance that may be adopted thereunder from time to time. The Company has adopted amendments to the Plan intended to ensure that awards will not be subject to adverse tax consequences applicable to nonqualified deferred compensation under Section 409A.

Plan Benefits

Future benefits under the Plan are not currently determinable. However, current benefits granted to executive officers, all other employees and non-employee directors would not have been increased if they had been made following shareholder approval of the amendment to the Plan.

The 2015 Summary Compensation Table and the 2015 Grants of Plan-Based Awards Table appearing elsewhere in this Proxy Statement show the awards under the Plan that were made to the Named Executive Officers in 2015. Options for a total of 0 shares and a total of 7,859 RSUs, 2,620 PSUs and 274,621 PEPunits were awarded to current executive officers as a group in 2015 (consisting of 11 individuals). Options for a total of 1.9 million shares and a total of 2.6 million RSUs, 184,502 PSUs and 25,189 PEPunits were awarded to employees other than executive officers during 2015. During 2015, non-employee directors received the initial stock grants and the award of phantom units of PepsiCo Common Stock described in the "2015 Director Compensation" section beginning on page 82 of this Proxy Statement. Since the Plan was adopted through December 26, 2015, the number of Options granted to the following persons and groups was: Ms. Nooyi (1,580,788), Mr. Johnston (209,744), Mr. Carey (213,610), Mr. Greco (87,417), Mr. Laguarta (50,335), all current executive officers as a group (2,653,630), and all other employees as a group (58.1 million). No Options have been granted under the Plan to any current directors or nominees who are not executive officers or to any associates of any of such directors, nominees or executive officers. No person has been granted Options to receive five percent or more of the shares issuable under the Plan.

 **Our Board of Directors recommends that shareholders vote "FOR" the extension and amendment of the PepsiCo, Inc. Long-Term Incentive Plan.**

Shareholder Proposals (Proxy Item Nos. 5-8)

Shareholders have submitted the following proposals for the reasons stated. The shareholder proposals will be voted on at our 2016 Annual Meeting if properly presented by the shareholder proponent or by a qualified representative on behalf of the shareholder proponent. Some of the shareholder proposals contain assertions about PepsiCo that we believe are incorrect. We have not attempted to refute all of these inaccuracies. However, our Board of Directors has recommended a vote against each of these proposals for the reasons set forth following each proposal.

Shareholder Proposal Regarding Committee on Sustainability (Proxy Item No. 5)

John Harrington, Harrington Investments, Inc., 1001 2nd Street, Suite 325, Napa, CA 94559, who owns 50 shares of PepsiCo Common Stock, has submitted the following proposal:

"Whereas, with the deepening and expanding interest by consumers and investors in sustainability and consumption trends, the success of our company is increasingly impacted by responses to challenges in an extensive range of public policy and sustainability issues including environmental priorities and initiatives, human rights, nutritional standards, the use and labeling of genetically modified crops, and political engagement,

Whereas, in the past several years, corporate management has increasingly adopted or amended many separate and ad-hoc policies, pledges, or statements on a plethora of issues including land and forest stewardship, bio-engineering and genetically modified products, product packaging, health and safety, health and wellness, sustainable agriculture, advertising to children and product placement in schools; the overall implementation of which, given the seemingly unlimited scope and variety of issues, may have strategic operational, financial, and reputational effects on our company's performance,

Whereas, as fiduciaries, our Board of Directors has a responsibility for stewardship and oversight of our company's strategic direction and corporate plan, but responsibility for sustainability oversight currently resides tangentially and vaguely with the Nominating and Governance Committee, which generally meets just four times per year, and requires only an annual "review" of key public policy issues and the company's engagement with and responses to them, and this review is just one among 16 other duties of a committee whose primary purpose relates to the recruitment, election, duties, and succession planning for the Board members and corporate officers,

Resolved, the shareholders request the Board of Directors establish a new Committee on Sustainability to more appropriately oversee our company's vision and responses to important matters of public policy and sustainability. Such committee could engage in ongoing review of corporate policies, above and beyond matters of legal compliance, to assess the Corporation's response to changing conditions and knowledge of the natural environment, including but not limited to, waste creation and disposal, natural resource limitations, energy use, waste usage, and climate change.

Supporting Statement:

The proponent believes it is important for an independent committee to be created with focused fiduciary duties representing shareholders for oversight of company sustainability policies and practices, including related public policy initiatives. Issues related to sustainability might include, but are not limited to: global climate change, emerging concerns regarding toxicity of materials, resource shortages, biodiversity loss, and political instability due to changing environmental conditions.

Adoption of this resolution would enhance our reputation and reinforce our company's position as an industry leader in these areas of increasing and long term concern to investors and policy makers."

 **Our Board of Directors recommends that the shareholders vote "AGAINST" this proposal for the following reasons:**

While the Board agrees that Board oversight of sustainability matters is important, the Board believes that this proposal is unnecessary in light of the full Board's current oversight of sustainability and public policy matters, and PepsiCo's strong commitment and performance in these areas. Moreover, PepsiCo's shareholders rejected a similar proposal in 2015, which received support from less than 5% of votes cast.

At PepsiCo, we are guided by Performance with Purpose—our goal to deliver top-tier financial performance over the long term by integrating sustainability into our business strategy, leaving a positive imprint on society and the environment.

This vision means offering a wide range of products; increasing the number of our nutritious foods and beverages; reducing our environmental impacts; and supporting our employees and the communities where we do business. Since PepsiCo first articulated this concept in 2006, Performance with Purpose has been woven into all aspects of our business. At PepsiCo, sustainability is not viewed as tangential to the business, or a program owned by a dedicated team. Rather, we believe that delivering for our consumers and customers, protecting our environment, sourcing with integrity and investing in our employees are not simply good things to do, but that these actions fuel our returns and position PepsiCo for long-term, sustainable growth. Thus, PepsiCo's clear, focused sustainability agenda is ingrained into its daily operations.

PepsiCo's commitment to Performance with Purpose is set forth in detail in our most recent Sustainability and Global Reporting Initiative (GRI) Reports. Please refer to our website at *www.pepsico.com* under "*What We Believe*"—"*Performance with Purpose*"—"*Sustainability Reporting*" for additional information.

Sustainability and public policy matters are regularly considered by our Board.

Under PepsiCo's By-Laws and Corporate Governance Guidelines, the Board has the responsibility to manage the business of the Company. Because sustainability matters are integrated into, and not separate from, PepsiCo's business, the full Board considers sustainability issues an integral part of its business oversight. For example, the Board considers sustainability issues in its oversight of such areas of focus as capital allocation, supply chain management, public policy, talent retention and portfolio innovation.

To clarify its important role with respect to sustainability, the Board amended the Company's Corporate Governance Guidelines in 2015 to add "sustainability" to the key aspects of PepsiCo's business over which the Board has oversight responsibilities. PepsiCo's Board receives information regarding the Company's public policy initiatives and developments at every regularly scheduled Board meeting. The Board also receives information on a regular basis, at least once a year, specifically relating to the Company's sustainability initiatives.

In addition to full Board oversight of sustainability, the Nominating and Corporate Governance Committee (which is composed entirely of independent directors) is charged under its charter with annually reviewing PepsiCo's "key public policy issues, including its sustainability initiatives, and its engagement in the public policy process." In practice, this means that the Committee thoroughly reviews and assesses PepsiCo's sustainability and public policy goals and programs.

PepsiCo has been widely recognized for its sustainability efforts and achievements and continues to make investments in sustainability initiatives.

In 2015, PepsiCo was:

• named among the World's Most Reputable Companies and America's Most Reputable Companies by *Forbes/*the Reputation Institute;

• included on *Corporate Responsibility* magazine's 100 Best Corporate Citizens list; and

• named among the top U.S. and global companies on *Newsweek's* Green Rankings.

Guided by Performance with Purpose, PepsiCo is particularly focused on sustainability matters, such as improving the nutritional profile of many of our products while offering more choices to meet changing consumer needs, reducing our environmental impact while lowering operating costs, and continuing to develop a diverse and engaged workforce. PepsiCo continues to make investments in sustainability initiatives, including investments to conserve energy and raw materials, reduce waste generated by our operations and disposed of in landfills, recycle containers, use renewable resources and optimize package technology and design to make our packaging increasingly sustainable with lower environmental impact.

Our Board should have the flexibility to organize its oversight of sustainability and public policy matters in the manner that it considers to be most effective.

Our Board should be permitted to operate in the manner it deems most effective, consistent with its duties of good faith, due care and loyalty. This proposal seeks to restrict how our Board organizes its oversight of sustainability and public policy matters. Our Board believes that a separate committee to oversee sustainability and public policy matters is unnecessary at this time given the oversight of sustainability issues inherent in the full Board's oversight of PepsiCo's business, and also the additional review by the Nominating and Corporate Governance Committee of key public policy issues, including sustainability initiatives. Thus, at this time the Board believes a separate committee would not enhance, and would instead undermine, the effectiveness of the Board's oversight of such matters.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Shareholder Proposal Regarding Report on Neonics (Proxy Item No. 6)

Trillium Asset Management, LLC, on behalf of Susan Meade, c/o Trillium Asset Management, LLC, Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111, who owns 400 shares of PepsiCo Common Stock; The Sustainability Group, on behalf of the William B. Perkins Trust, c/o The Sustainability Group, 230 Congress Street, Boston, MA 02110, which owns at least $2,000 in market value of PepsiCo Common Stock; The Green Century Equity Fund, 114 State Street, Suite 200, Boston, MA 02109, which owns 27,782 shares of PepsiCo Common Stock; the Benedictine Sisters of Baltimore, Emmanuel Monastery, 2229 W. Joppa Road, Lutherville, MD 21093, which owns 200 shares of PepsiCo Common Stock; the Benedictine Sisters of Virginia, Saint Benedict Monastery, 9535 Linton Hall Road, Bristow, Virginia 20136, which owns 800 shares of PepsiCo Common Stock; and the Benedictine Sisters of Mount St. Scholastica, Inc., 801 South 8th Street, Atchison, KS 66002, which owns 445 shares of PepsiCo Common Stock, have submitted the following proposal:

"Policy on Pesticide Pollution to Curtail Pollinator Decline

Use of neonicotinoids ('neonics'), a class of insecticide linked to dangerous declines in pollinators and other beneficial organisms, is growing rapidly.

More than 90 percent of corn and 30-40 percent of soybeans planted in the United States are pre-treated with neonics. Neonics are a widely used insecticide, accounting for roughly 25 percent of the global agrochemical market. Their prevalence in agriculture, compounded by their ability to persist in soils and become mobile in waterways, further magnifies the risks.

Multi-year double digit declines in pollinators in the United States and Europe pose risks to our food system. According to the United States Department of Agriculture, "bee-pollinated commodities account for $20 billion in annual United States agricultural production and $217 billion worldwide."

The use of neonics and similar insecticides is a growing public concern. In December 2013, the European Union enacted a two-year ban on three neonics. In July 2014, the United States Fish and Wildlife Service announced plans to restrict neonic use across the National Wildlife Refuge System. In November 2015, the Environmental Protection Agency said it would cancel the registration of sulfoxaflor, a systemic insecticide known to be harmful to bees.

Questions about neonic efficacy are increasing. In October 2014, the Environmental Protection Agency reported that pre-treating soy seeds with neonics provided little or no benefit to production.

Pepsi is a major purchaser of corn, oats and potatoes -- crops routinely pre-treated with neonics.

Pepsi states that it recognizes the impact that pesticides can have on beneficial insects. The Company reports it is implementing procedures and policies to measure and address the use of pesticides, yet provides inadequate disclosure which would allow investors to assess the effectiveness of these polices.

In light of these conditions, other companies are taking action:

- Whole Foods' Responsibly Grown Rating System reserves its "best" rating for those suppliers that prohibit the use of four neonics.

- Home Depot is working with suppliers to phase out neonics on live goods.

- Lowe's set a time bound target to phase out products containing neonics and will work with growers to eliminate their use.

- General Mills is working with The Xerces Society for Invertebrate Conservation to minimize the impact of neonicotinoids to pollinators in its almond, tomato, corn and soy supply chains.

- Conagra's Potato Sustainability Initiative includes criteria to protect bee habitat and reduce exposure to pesticides harmful to bees.

RESOLVE: Shareholders request that within six months of the 2016 annual meeting, the Board publish a report, at reasonable expense and omitting proprietary information on the Company's options to minimize impacts on pollinators of neonics in its supply chain.

Supporting statement: Proponents believe the report should include:

- Practices and measures, including technical assistance and incentives, provided to growers to reduce the harms of neonics to pollinators; and

- Metrics tracking key crops grown from seeds pre-treated with neonics."

 **Our Board of Directors recommends that the shareholders vote "AGAINST" this proposal for the following reasons:**

The Board believes this proposal is unnecessary in light of the Company's current policies and programs promoting sustainable agriculture, including the responsible use of agrochemicals. Moreover, PepsiCo's shareholders rejected a similar proposal in 2015, which received support from less than 8% of votes cast.

We have recognized pesticides, and their impact on beneficial insects such as bees, as an important issue within PepsiCo's supply chain, and we are implementing procedures and policies to measure and address the use of pesticides in our supply chain and minimize their unintended impacts.

We aim to optimize the use of pesticides, nutrients and other agrochemicals and support sustainable practices that substitute natural controls for some agrochemicals, foster ecosystem balance, reduce greenhouse gas emissions and mitigate crop losses.

Sustainable protection of plants against pests includes prevention and monitoring of pest problems, using control methods only when necessary, and targeting only the pests that cause crop production problems. PepsiCo also encourages our suppliers to use safer insecticides and alternative types of fertilizer and to recycle agrochemical containers and packaging in countries around the world.

PepsiCo continues to support sustainable agriculture by expanding best practices with our growers and suppliers, including through our Sustainable Agriculture Policy and our Sustainable Farming Initiative ("SFI").

Given the importance of agricultural materials to PepsiCo, we are committed to incorporating the best thinking, practices and technology to support sustainable agriculture within PepsiCo's global and diverse farming supply chain, including through our Sustainable Agriculture Policy and our SFI.

Our Sustainable Agriculture Policy sets standards of performance and expectations for growers across our diverse, global supply chain, and includes a broad-based objective specifically addressing agrochemical and nutrient management. The Policy also addresses the need to responsibly manage runoff risks of pollution or contamination of ground or surface water with pesticides.

Working with farmers and non-governmental organizations, PepsiCo has developed the SFI to be a comprehensive framework to measure environmental and local economic impacts associated with our agricultural supply chain and help us meet the goals of our Sustainable Agricultural Policy. The SFI has been successfully implemented across a wide variety of farms -- from smallholder farms to large agribusinesses, including nearly 600 growers of potatoes, corn and citrus -- and will continue to expand into PepsiCo's ever-growing global agricultural supply chain. The SFI includes agrochemicals among its 16 indicators, and provides a platform through which PepsiCo gathers additional information on pesticides, their use and application rates.

Please also refer to our website at *www.pepsico.com* under *"What We Believe"*—*"Environmental Sustainability"*— *"Sustainable Agriculture"* for more information on PepsiCo's focus on sustainable agriculture.

PepsiCo is proud of its consistent public disclosure on issues of sustainability.

PepsiCo reports on a wide range of critical environmental, social and governance issues impacting our business. PepsiCo's corporate sustainability report, which is available on our website at *www.pepsico.com* under *"What We Believe"*—*"Performance with Purpose"*—*"Sustainability Reporting*," describes our substantial efforts to address the environmental impacts of our operations. Our 2015 Global Reporting Initiative (GRI) Report, which is publicly available at the same location, offers greater detail on PepsiCo sustainability activities in a widely accepted format.

While we are sensitive to the concerns raised by this proposal, we do not believe that preparing the report requested by the proposal would be a good use of the Company's resources.

Our disclosures on sustainability are designed to be interconnected to ensure PepsiCo manages against the unintended consequences of focusing on just one issue, and we therefore do not believe it makes sense to segregate the issue of neonics for a single-issue report. We believe our time and resources would be better used in the continuation of our current policies and practices regarding our supply chain impact.

While we remain committed to working with our partners and external organizations to continue to support sustainable agriculture across our supply chain and to provide consistent public disclosure on sustainability, we do not believe the detailed report requested by the proposal on this single issue is in the best interests of the Company or its shareholders.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Shareholder Proposal Regarding Holy Land Principles (Proxy Item No. 7)

Holy Land Principles, Inc., P.O. Box 15128, Capitol Hill, Washington, D.C. 20003, which owns 55 shares of PepsiCo Common Stock, has submitted the following proposal:

"HOLY LAND PRINCIPLES PEPSICO RESOLUTION

WHEREAS, PepsiCo has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land -- with security for Israel and justice for Palestinians -- encourages us to promote a means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel.



These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.

2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.

3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.

5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.

6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.

7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.

8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

The proponent believes that PepsiCo benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles -- which are pro-Jewish, pro-Palestinian and pro-company -- will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy FOR these concerns."

 **Our Board of Directors recommends that the shareholders vote "AGAINST" this proposal for the following reasons:**

PepsiCo already has in place robust and comprehensive policies and procedures that promote equal and fair employment practices, diversity and inclusion, and respect in the workplace. We believe a policy limited to a specific geographic area such as the one described in the proposal is not necessary.

PepsiCo's Values, Global Code of Conduct and other existing policies and procedures demonstrate the Company's commitment to fair employment practices globally.

PepsiCo's Global Anti-Harassment/Anti-Discrimination Policy sets forth a zero-tolerance policy toward any type of harassment or discrimination based on race, color, religion, sex, sexual orientation, gender identity, age, national origin, disability or veteran status, or any other protected category under applicable law.

PepsiCo's Values, which require that we must always strive to "respect others and succeed together" and "win with diversity and inclusion," and Global Code of Conduct reinforce this policy. The Code prohibits discrimination or unfair treatment in matters that involve recruiting, hiring, training, promoting, compensation or any other term or condition of employment, and provides that employment decisions must always be based on merit, qualification and job-related performance, without regard to non-job-related characteristics. The Code further provides that PepsiCo associates should never discriminate or deny equal opportunity and should give qualified individuals the chance to develop their abilities and advance within our Company. The Code also prohibits harassment, or conduct of any kind that creates an intimidating, offensive or hostile work environment. Our Code is available on the Company's website at *www.pepsico.com* under "*Who We Are*"—"*Global Code of Conduct*." Our Human Rights Workplace Policy, Global Code of Conduct and Supplier Code of Conduct articulate our standards for our employees and people who do business with us.

Respecting human rights is fundamental to PepsiCo's Values, policies and business strategy.

Our respect for human rights is guided by the United Nations (UN) Universal Declaration of Human Rights and the International Labor Organization Fundamental Principles and Labor Standards. As a signatory to the UN Global Compact, our policies, operations and strategies support universally accepted principles, including those for human rights and labor standards. For example, our Human Rights Workplace Policy emphasizes that PepsiCo respects the dignity of our workers in the workplace, deals fairly and honestly with our associates regarding wages, benefits and other conditions of employment, does not tolerate discrimination and works to ensure equal opportunity for all associates.

Please also refer to our website at *www.pepsico.com* under *"What We Believe"*—*"Talent Sustainability"*—*"Human Rights"* for more information on PepsiCo's commitment to human rights in the workplace and across the supply chain.

At PepsiCo, we believe acting ethically and responsibly is not only the right thing to do, but also the right thing for our business.

We believe PepsiCo's robust global policies and practices in the areas of equal opportunity, human rights and diversity already address the goal of the proposal for PepsiCo to "demonstrate concern for human rights and equality of opportunity in [our] international operations." We believe these policies work best when they are applied in a consistent manner across each of the markets in which PepsiCo operates, including Israel and Palestine, and that implementing a unique policy for a specific geographical area would neither be necessary nor useful. It is therefore our belief that implementing the proposal is not in the best interests of the Company.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

Shareholder Proposal Regarding Quantitative Renewable Energy Targets (Proxy Item No. 8)

Zevin Asset Management, LLC, on behalf of Janet Axelrod, c/o Zevin Asset Management, LLC, 11 Beacon Street, Suite 1125, Boston, MA 02108, who owns 1,000 shares of PepsiCo Common Stock, has submitted the following proposal:

Resolved: Shareholders request Pepsico, Inc. senior management, with oversight from the Board of Directors, set company-wide quantitative targets by November 2016 to increase renewable energy sourcing and/or production.

Whereas:

By setting goals to source renewable energy, our company would demonstrate a proactive approach to: reducing exposure to volatile energy prices; enhancing U.S. energy security; creating jobs in the United States; enhancing Pepsico, Inc.'s reputation; and meeting the global need for cleaner energy.

In order to limit the average global temperature increase to 2 degrees Centigrade, a goal shared by nearly every nation, the Intergovernmental Panel on Climate Change (IPCC) estimates that the United States needs to reduce annual GHG emissions approximately 80 percent. This will involve a significant shift to renewable energy.

Fortunately, the costs of generating electricity from sources such as wind and solar have been declining rapidly and are now cheaper in some regions than fossil fuel-based energy.

In 2015, Berkshire Hathaway's NV Energy secured a power purchase agreement (PPA) price of 3.87 cents per kWh for electricity generated by a 100 Megawatt First Solar project.

The average price paid by all types of end users of electricity nationwide in 2014 was 10.45 cents per kWh according to the U.S. Energy Information Administration (EIA).

The average price of wind energy installed in 2014 was 2.5 cents per kWh according to Lawrence Berkeley National Laboratory. In 2013 David Sparby, President of Xcel Energy's Northern States Power stated: "Wind prices are extremely competitive right now, offering lower costs than other possible resources, like natural gas plants. These projects offer a great hedge against rising and often volatile fuel prices."

The New York Times reported in September 2015 that new members of coalition called RE100 that encourages companies to switch to 100% renewable energy include Johnson & Johnson, Procter & Gamble, Starbucks, Walmart and Goldman Sachs.

Eric Schmidt of Alphabet stated: "Much of corporate America is buying renewable energy in some form or another, not just to be sustainable, because it makes business sense, helping companies diversify their power supply, hedge against fuel risks, and support innovation in an increasingly cost-competitive way."

A report by CDP found that four out of five companies earn a higher return on carbon reduction investments than on their overall corporate capital expenditures. We are concerned Pepsico, Inc. may be lagging behind peers with renewable energy goals like Coca-Cola that currently has a target to source 35% of manufacturing energy from renewable/low-carbon sources by 2020.

Companies are increasingly turning to renewable energy to power their operations. According to EPA, 78 Fortune 500 companies are purchasing renewable energy. This same list shows Pepsi Co. producing 10% of its total electricity usage at its Tolleston Gatorade Facility through solar panels. By setting renewable energy commitments, the company can strengthen its current climate change strategy, reduce the company's exposure to fluctuating energy prices and move it closer to achieving GHG reductions.

 **Our Board of Directors recommends that the shareholders vote "AGAINST" this proposal for the following reasons:**

The Board believes this proposal is unnecessary in light of our ongoing efforts to address climate change and our progress towards goals to reduce greenhouse gas ("**GHG**") emissions and increase our energy efficiency.

PepsiCo has demonstrated strong progress in the area of energy efficiency and we continue to develop new targets in this area.

Energy efficiency has long been a priority at PepsiCo. As a first step toward reducing our overall GHG emissions while growing our business, PepsiCo set a target of holding direct and indirect GHG emissions flat against a 2008 baseline, even while growing the business. (The goal applies to global operations, excluding significant mergers and acquisitions after the baseline year and accounting for divestitures.) In 2014, total GHG emissions for legacy operations were essentially flat compared to 2008. This performance was achieved despite significant production volume growth in our business, indicating significant efficiency improvements over this time period, including through best practice programs such as our Resource Conservation program, which scales best practices in water and energy efficiency throughout PepsiCo.

At PepsiCo, we recognize that we have an opportunity to continue to respond proactively to the changing landscape. Currently, PepsiCo is developing new environmental sustainability targets that address climate change GHG emissions and energy efficiency.

PepsiCo is committed to action on climate change, and we address this issue in a holistic manner across our operations.

We recognize that limiting global warming to 2° Celsius is critical to our future and are committed to implementing solutions that will help achieve this goal. PepsiCo is a signatory of leading climate change initiatives including the Climate Declaration of Ceres' Business for Innovative Climate & Energy Policy (BICEP) and the Trillion Tonne Communiqué of the Prince of Wales's Corporate Leaders Group. In July 2015, PepsiCo became one of the first companies to join the American Business Act on Climate Pledge, a White House initiative to curb GHG emissions and invest in clean energy.

We are working to achieve an absolute reduction in GHG emissions across our business by utilizing renewable energy, which helps reduce our reliance on traditional energy sources and cut our GHG emissions. PepsiCo has executed various landfill gas, solar power and biomass boiler renewable energy projects globally and also has several renewable electricity power purchase agreements in place. PepsiCo is currently piloting various types of renewable energy systems globally and also has several renewable power purchase agreements in place. As referenced in the proposal, PepsiCo's beverage facility in Tolleson, Arizona in 2014 launched a new solar photovoltaic system that converts the sun's rays into clean electricity, which helps power the manufacture and distribution of PepsiCo products such as Gatorade, SoBe, Propel and Lipton Iced Tea. Our commitment to solar projects extends to other large installations in Modesto, California, Casa Grande, Arizona and elsewhere. Other renewable energy initiatives include our wind power purchase agreement in Mexico, the use of solar process heat collectors in Turkey and Modesto, bio-digester systems which convert plant and/or municipal waste into methane gas and offsite wind-power systems in India. Our progress and future plans with respect to our GHG reduction and other environmental sustainability goals are disclosed in our latest Global Reporting Initiative report, which is publicly available, along with our latest corporate sustainability report, on our website at *www.pepsico.com* under "*What We Believe*"—"*Performance with Purpose*"—"*Sustainability Reporting*."

Beyond our efforts to utilize and further explore renewable alternatives to fossil fuel, PepsiCo is addressing the issue of climate change in a holistic manner across our manufacturing, equipment, transportation and supply chain. Recognizing that the biggest impact we can have on GHG emissions is through our supply chain, we also continue to work with our suppliers to promote energy efficiency and GHG reductions.

The Board believes the Company should be free to pursue the most efficient and effective means of reaching its climate change goals and this proposal focusing on one specific aspect of climate change action is unnecessary due to PepsiCo's significant and wide-ranging commitment to action on climate change.

Our Board of Directors recommends that shareholders vote "AGAINST" this proposal.

2015 Director Compensation

Directors who are employees of the Company receive no additional compensation for serving as directors. Non-employee directors are compensated for their service on the Board as described below.

Annual Compensation

Each non-employee director receives annual compensation of $110,000 in the form of an annual cash retainer and $165,000 in the form of an annual equity retainer.



Annual Director Compensation

Annual Equity Retainer **$165,000**

Annual Cash Retainer **$110,000**

Additional Compensation

Nominating and Corporate Governance Committee Chair:
An additional $30,000 cash retainer

Audit Committee Chair or Compensation Committee Chair:
An additional $40,000 cash retainer

Presiding Director:
An additional $50,000 cash retainer

The $165,000 annual equity retainer is provided in phantom units of PepsiCo Common Stock that are immediately vested and are payable on the first day of the calendar quarter following the first anniversary of the director's retirement or resignation from PepsiCo's Board of Directors. The number of phantom units of PepsiCo Common Stock granted to each director on October 1, 2015 was determined by dividing the $165,000 equity retainer value by the closing price of PepsiCo Common Stock on the grant date, which was $93.85. As such, each director was granted 1,758 phantom units, each representing the right to receive one share of PepsiCo Common Stock and dividend equivalents. Dividend equivalents are reinvested in additional phantom units. Directors may also elect to defer their cash compensation into phantom units payable at the end of the deferral period selected by the directors.

Directors are reimbursed for expenses incurred to attend Board and Committee meetings. Directors do not receive any meeting fees. Directors do not have a retirement plan or receive any benefits such as life or medical insurance. Directors do receive business travel and accident insurance coverage. Directors are eligible for matching of charitable contributions through the PepsiCo Foundation, which is generally available to all PepsiCo employees.

Initial Share Grant

Each newly appointed non-employee director receives a one-time grant of 1,000 shares of PepsiCo Common Stock when he or she joins the Board. These shares are immediately vested but must be held until the director leaves the Board.

Governance Features

Our compensation program for non-employee directors operates with the following governance features which are similar to programs for executive officers:

Stock Ownership. To reinforce our ownership philosophy, non-employee directors are required to own shares of PepsiCo stock equal to at least $550,000 (five times the annual cash retainer). Shares or phantom units of PepsiCo Common Stock held either directly by the non-employee director (or immediate family members), in the director's deferred compensation account, or in a trust for the benefit of immediate family members, count towards satisfying the requirement. Prior to 2007, the directors' annual equity retainer included stock options and Restricted Stock Units ("**RSUs**"). Unexercised stock options do not count towards satisfying the stock ownership requirement.

 

Non-employee directors have five years from their appointment to meet their stock ownership requirement. All of our non-employee directors have met or are on track to meet their objectives within the five-year time requirement.

Exercise and Hold Policy. To ensure that non-employee directors exhibit a strong commitment to PepsiCo share ownership, the Board of Directors adopted an Exercise and Hold Policy. This policy limits the aggregate amount of proceeds that a director may receive in cash upon exercise of options during each calendar year to 20% of the aggregate value of all the director's in-the-money vested options as of January 1 of that year. Any proceeds in excess of this 20% limit must be held in PepsiCo shares for at least one year after the date of exercise. This 20% limit is applied to the proceeds remaining after payment of taxes and the exercise price for the option. The Exercise and Hold Policy for directors is waived once ownership guidelines are met.

Clawback Provision. Under the terms of our long-term incentive plans, non-employee directors who violate PepsiCo's Global Code of Conduct, who violate our non-compete, non-solicitation or non-disclosure policies or who engage in gross misconduct may be subject to financial consequences. Our long-term incentive plans permit PepsiCo to cancel a non-employee director's outstanding equity awards if PepsiCo determines that the non-employee director has committed any such violation. The long-term incentive plans also permit PepsiCo to claw back all gains from exercised stock options received within the 12 months preceding the violation.

Hedging/Pledging. Our insider trading policy prohibits all directors (including non-employee directors) from using any strategies or products (such as derivative securities or short-selling techniques) to hedge against the potential changes in the value of PepsiCo stock. In addition, directors may not hold PepsiCo securities in a margin account or pledge PepsiCo stock or PepsiCo stock options as collateral for a loan.

Trading Windows. All directors (including non-employee directors) can only transact in PepsiCo securities during approved trading windows after satisfying mandatory clearance requirements.

2015 Non-Employee Director Compensation

The following table summarizes the compensation of the non-employee directors for the fiscal year ended December 26, 2015.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)[4]	Total ($)
Shona L. Brown	110,000	165,000	0	275,000
George W. Buckley	110,000	165,000	0	275,000
Ian M. Cook	160,000	165,000	0	325,000
Dina Dublon	150,000	165,000	10,000	325,000
Rona A. Fairhead	110,000	165,000	0	275,000
Richard W. Fisher[5]	73,333	343,230	2,000	418,563
Ray L. Hunt[6]	58,333	0	0	58,333
Alberto Ibargüen	110,000	165,000	0	275,000
William R. Johnson[5]	73,333	343,230	0	416,563
David C. Page	110,000	165,000	10,000	285,000
Robert C. Pohlad[5]	73,333	343,230	0	416,563
Sharon Percy Rockefeller[7]	45,833	0	0	45,833
Lloyd G. Trotter	150,000	165,000	0	315,000
Daniel Vasella[8]	127,500	165,000	0	292,500
Alberto Weisser	110,000	165,000	0	275,000

(1) The retainer fee reflects a payment of $55,000 made in arrears in June 2015 for service during the period December 1, 2014 through May 31, 2015 and a payment of $55,000 made in arrears in December 2015 for service during the period June 1, 2015 through November 30, 2015. The following directors elected to defer their 2014-2015 cash compensation into PepsiCo's director deferral program: Dr. Buckley deferred his $110,000 retainer fees into 1,117 phantom stock units; Mr. Hunt deferred his $58,333 retainer fees into 608 phantom stock units; Mr. Trotter deferred his $150,000 retainer fees into 1,524 phantom stock units; Dr. Vasella deferred his $127,500 retainer fees into 1,292 phantom stock units. The number of phantom units of PepsiCo Common Stock each director deferred on June 1, 2015 and December 1, 2015 was determined by dividing their deferred cash compensation by the closing price of PepsiCo Common Stock on the grant date, which was $95.97 and $101.06, respectively.

(2) The amounts reported for stock awards represent the full grant date fair value of the phantom stock units granted in 2015 calculated in accordance with the accounting guidance on share-based payments.

(3) Prior to 2007, the directors' annual equity retainer included stock options and RSUs. Beginning in 2007, the directors' annual equity retainer consisted solely of phantom stock units. Other than Ms. Rockefeller, none of the non-employee directors held any vested or unvested stock options as of December 26, 2015. Ms. Rockefeller held 3,064 vested stock options as of December 26, 2015.

(4) The amounts reported in this column include PepsiCo Foundation matching gift and other charitable contributions or commitments. PepsiCo Foundation matching gift contributions are available to all full-time PepsiCo employees, PepsiCo non-employee directors and spouses of eligible individuals. Under the matching gift program, the PepsiCo Foundation matches cash or stock donations to recognized tax-exempt organizations, with PepsiCo Foundation annual contributions capped at $10,000, or $20,000 if an eligible individual provides significant and continuous ongoing volunteer services to a tax-exempt organization in addition to his or her financial contribution. If spouse travel occurs on Company aircraft, income is imputed to the director for income tax purposes and the director is not provided a tax reimbursement.

(5) Upon joining the Board on March 23, 2015, Messrs. Fisher, Johnson and Pohlad each received the one-time grant of 1,000 shares of PepsiCo Common Stock granted to all new directors. They also each received a pro-rated annual cash retainer of $18,333 for service from March 23, 2015 through May 31, 2015 and a pro-rated annual equity retainer of $82,500 for service from March 23, 2015 through September 30, 2015. They also each received the $55,000 annual cash retainer for service from June 1, 2015 through November 30, 2015 and $165,000 annual equity retainer on October 1, 2015 to compensate them for the period October 1, 2015 through September 30, 2016.

(6) Mr. Hunt retired from the Board effective May 6, 2015; therefore, his retainer fee includes a pro-rata amount of $58,333 for service from December 1, 2014 to May 6, 2015.

(7) Ms. Rockefeller retired from the Board effective May 6, 2015; therefore, her retainer fee includes a pro-rata amount of $45,833 for service from December 1, 2014 to May 6, 2015.

(8) Dr. Vasella became Chair of the Nominating and Corporate Governance Committee effective May 6, 2015; therefore, his retainer fee includes a pro-rata amount of $17,500 for service from May 6, 2015 to November 30, 2015.

 

Ownership of PepsiCo Common Stock

Stock Ownership of Officers and Directors

The following table shows, as of March 4, 2016, the number of shares of our Common Stock beneficially owned and the number of phantom units of our Common Stock held in the Company's income deferral programs by each director (including each nominee), by each of the executive officers identified in the 2015 Summary Compensation Table on page 54 of this Proxy Statement (the "**Named Executive Officers**" or the "**NEOs**") and by all directors and executive officers as a group. Each phantom unit represents the economic equivalent of one share of our Common Stock. Except as otherwise noted, the directors and executive officers exercise sole voting and investment power over their shares shown in the table. None of the shares are subject to pledge.

As of March 4, 2016, the directors and executive officers as a group beneficially owned less than 1% of our outstanding Common Stock, and none of the directors or executive officers owned any shares of our outstanding Convertible Preferred Stock.

Name of Individual or Group	Number of Shares of PepsiCo Common Stock Beneficially Owned[1]	Number of Phantom Units of PepsiCo Common Stock Held in PepsiCo's Deferral Programs[3]	Total
Shona L. Brown	1,000	23,071	24,071
George W. Buckley	1,000	11,434	12,434
Albert P. Carey	402,227	—	402,227
Cesar Conde	1,000	963	1,963
Ian M. Cook	3,569	21,103	24,672
Dina Dublon	2,455	22,213	24,668
Rona A. Fairhead	700	4,741	5,441
Richard W. Fisher	1,000	2,651	3,651
Thomas Greco	171,168	—	171,168
Alberto Ibargüen	5,738	23,321	29,059
William R. Johnson[4]	3,765	2,651	6,416
Hugh F. Johnston	195,683	23,315	218,998
Ramon Laguarta	99,965	—	99,965
Indra K. Nooyi	2,398,877	51,021	2,449,898
David C. Page	1,000	3,224	4,224
Robert C. Pohlad[5]	1,133,938	2,651	1,136,589
Lloyd G. Trotter	1,000	35,343	36,343
Daniel Vasella	14,011	36,845	50,856
Alberto Weisser	1,000	11,449	12,449
All directors and executive officers as a group (25 persons)	4,867,865[2]	290,690	5,158,555

(1) The shares shown include the following shares that directors and executive officers have the right to acquire within 60 days after March 4, 2016 through the exercise of vested stock options: Albert P. Carey, 265,693 shares; Thomas Greco, 107,735 shares; Hugh F. Johnston, 114,131 shares; Ramon Laguarta, 67,556 shares; Indra K. Nooyi, 1,885,008 shares; and all directors and executive officers as a group, 2,731,506 shares.

(2) The shares shown include 1,582 shares issuable upon the conversion of Restricted Stock Units (**"RSUs"**) that executive officers have the right to acquire within 60 days after March 4, 2016.

(3) Reflects phantom units of our Common Stock held in the PepsiCo Executive Income Deferral Program and the PepsiCo Director Deferral Program.

(4) The shares shown for William R. Johnson include (i) 2,102 shares held jointly with his spouse over which Mr. Johnson has shared voting and investment power, (ii) 187 shares held in a trust with his spouse over which Mr. Johnson has shared voting and investment power, and (iii) 476 shares held in trusts over which Mr. Johnson has sole voting and investment power.

(5) The shares shown for Robert C. Pohlad include 900,000 shares held in a limited liability company over which Mr. Pohlad has shared voting and investment power and 27 shares held indirectly by his spouse.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons or groups known to the Company to be beneficial owners of more than 5% of our outstanding Common Stock or Convertible Preferred Stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class Outstanding[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	80,907,943 [2]	5.5%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	94,648,806 [3]	6.5%

(1) Based on the number of shares of Common Stock outstanding and entitled to vote at the Annual Meeting as of our record date, February 26, 2016.

(2) Based solely on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 10, 2016 regarding its holdings as of December 31, 2015. BlackRock, Inc. also reported that, as of December 31, 2015, it had sole voting power for 68,382,616 shares of our Common Stock, sole dispositive power for 80,907,943 shares of our Common Stock and shared voting power for and shared dispositive power for 0 shares of our Common Stock.

(3) Based solely on the Schedule 13G/A filed by the Vanguard Group with the SEC on February 11, 2016 regarding its holdings as of December 31, 2015. The Vanguard Group also reported that, as of December 31, 2015, it had sole voting power for 2,727,588 shares of our Common Stock, sole dispositive power for 91,748,392 shares of our Common Stock, shared voting power for 151,200 shares of our Common Stock and shared dispositive power for 2,900,414 shares of our Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires our directors and executive officers and the beneficial owners of more than 10% of our Common Stock to file reports of ownership and changes in ownership of our Common Stock and Convertible Preferred Stock. We received written representations from each director and executive officer who did not file an annual statement with the SEC on Form 5 that no Form 5 was due. To the best of our knowledge, based on a review of those reports and written representations, we believe that for fiscal 2015 all required forms were filed on time with the SEC.

Information About the Annual Meeting

Voting Procedures

Who may vote at the Annual Meeting?

Only shareholders of record of our Common Stock and Convertible Preferred Stock as of the close of business on our record date, February 26, 2016, are entitled to receive notice of and to vote at the Annual Meeting and at any postponement or adjournment of the meeting. As of the record date, there were 1,461,287,468 shares of our Common Stock outstanding and entitled to vote at the Annual Meeting and each share of our Common Stock is entitled to one vote. In addition, as of the record date there were 132,953 shares of Convertible Preferred Stock outstanding and entitled to 659,779 votes at the Annual Meeting (which number is equal to the number of shares of Common Stock into which such shares of Convertible Preferred Stock could be converted on the record date, rounded to the nearest share).

How do I vote?

Whether you are a **shareholder of record** (that is, if **your shares are registered in your own name** with our transfer agent) or a **beneficial owner of shares held in street name** (that is, if **you hold your shares through a broker, bank or other holder of record**), you can vote any one of four ways:

- **Via the Internet.** You may vote by visiting the website and entering the control number found in the Notice, proxy card or voting instruction form.

- **By Telephone.** You may vote by calling the toll-free number found in the Notice, proxy card or voting instruction form.

- **By Mail.** If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card (if you are a shareholder of record) or voting instruction form (if you are a beneficial owner) and sending it back in the envelope provided.

- **In Person.** If you are a shareholder of record and you plan to attend the Annual Meeting, you are encouraged to vote beforehand by Internet, telephone or mail. You also may vote in person at the Annual Meeting. Bring your printed proxy card if you received one by mail. Otherwise, the Company will give shareholders of record a ballot at the Annual Meeting. If you are a beneficial owner, you must obtain a legal proxy from the organization that holds your shares if you wish to attend the Annual Meeting and vote in person.

What happens if I do not give specific voting instructions when I deliver my proxy?

- **Shareholder of Record.** The persons named as proxies will vote your shares in accordance with your instructions. Except as noted below with respect to shares held in the PepsiCo Savings Plan/PepsiCo Hourly 401(k) Plan, if your properly executed proxy does not contain voting instructions, the persons named as proxies will vote your shares in accordance with the voting recommendations of the Board.

- **Beneficial Owner of Shares Held in Street Name.** If you are the beneficial owner of shares held in street name, you have the right to direct your bank or broker how to vote your shares, and it is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or brokerage firm, under New York Stock Exchange rules, it will nevertheless be entitled to vote your shares with respect to "routine" matters, but it will not be permitted to vote your shares with respect to "non-routine" matters. In the case of a non-routine matter, your shares will be considered "broker non-votes" on that proposal.

Proposal No. 2 (ratification of the appointment of the independent registered public accounting firm) is a matter the Company believes will be considered "routine."

Proposal No. 1 (election of directors), Proposal No. 3 (advisory approval of our executive compensation), Proposal No. 4 (approval of the extension and amendment of the PepsiCo, Inc. Long-Term Incentive Plan) and Shareholder Proposal Nos. 5-8 are matters the Company believes will be considered "non-routine."

If you are a beneficial owner and do not give voting instructions to your bank or brokerage firm on certain matters, your bank or broker may vote your shares with respect to Proposal No. 2 but not Proposal Nos. 1, 3 or 4 or Shareholder Proposal Nos. 5-8.

Can employees who participate in PepsiCo's Savings Plan/PepsiCo Hourly 401(k) Plan vote?

Yes, if you are an employee who participates in the PepsiCo Savings Plan/PepsiCo Hourly 401(k) Plan (a portion of which constitutes an Employee Stock Ownership Plan), you can vote the shares (if any) that are deemed to be in your account in the PepsiCo Savings Plan/PepsiCo Hourly 401(k) Plan as of the close of business on February 26, 2016.

To do so, you must sign and return the proxy card or vote by the Internet or telephone, as instructed in the proxy materials you received in connection with these shares in the PepsiCo Savings Plan/PepsiCo Hourly 401(k) Plan. If you do not provide voting instructions, the trustee will vote your PepsiCo Savings Plan/PepsiCo Hourly 401(k) Plan shares in the same proportion as the PepsiCo Savings Plan/PepsiCo Hourly 401(k) Plan shares of other participants for which the trustee has received proper voting instructions.

What constitutes a quorum in order to hold and transact business at the Annual Meeting?

The presence in person or by proxy of the holders of record of a majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. Votes "for" and "against," "abstentions" and "broker non-votes" will all be counted as present to determine whether a quorum has been established. Once a share of the Company's Common Stock or Convertible Preferred Stock is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournments of the meeting unless a new record date is or must be set for the adjourned meeting. If a quorum is not present at the opening of the meeting, the meeting may be adjourned from time to time by the vote of a majority of the votes cast on the motion to adjourn.

What is the voting requirement to approve each of the proposals?

Assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the votes cast is required to approve each proposal.

Except as set forth in the next sentence, abstentions and broker non-votes are not treated as cast either for or against a matter, and therefore will not affect the outcome of the vote. However, for purposes of approval of the extension and amendment of the PepsiCo, Inc. Long-Term Incentive Plan under New York Stock Exchange rules, abstentions are counted as votes cast and, therefore, will have the same effect as a vote "against" the proposal; broker non-votes are not counted as votes cast and, therefore, will not affect the outcome of the vote.

Can I revoke my proxy or change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting by voting again via the Internet or by telephone, by completing, signing, dating and returning a new proxy card or voting instruction form with a later date, or by attending the Annual Meeting and voting in person. Only your latest dated proxy we receive at or prior to the Annual Meeting

will be counted. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting and specifically request that your prior proxy be revoked by delivering to PepsiCo's Corporate Secretary at 700 Anderson Hill Road, Purchase, New York 10577 a written notice of revocation prior to the Annual Meeting.

Who will serve as the inspectors of election?

Representatives from Broadridge will serve as the inspectors of election.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Form 8-K filed with the SEC within the time period prescribed by SEC rules.

How are proxies solicited and what is the cost?

We are providing these proxy materials in connection with the solicitation by our Board of Directors of proxies to be voted at our Annual Meeting. We bear all expenses incurred in connection with the solicitations of proxies. We have engaged Innisfree M&A Incorporated to solicit proxies for an estimated fee of $18,500, plus expenses.

In addition to the solicitation of proxies by mail and electronically, PepsiCo intends to ask brokers and bank nominees to solicit proxies from their principals and will pay the brokers and bank nominees their expenses for the solicitation. Our directors, officers and employees also may solicit proxies by mail, telephone, electronic or facsimile transmission or in person. They will not receive any additional compensation for these activities.

Attending the Annual Meeting

How can I attend the Annual Meeting in Person?

Attendance at the Annual Meeting is limited to shareholders of record as of the close of business on the record date, February 26, 2016. Each shareholder may appoint only one representative to attend the Annual Meeting on his, her or its behalf. Admission to the Annual Meeting will be on a first-come, first-served basis and will require an admission ticket. Each shareholder will be asked to present valid government-issued picture identification such as a driver's license or passport. The use of cell phones, PDAs, tablets, pagers, recording and photographic equipment and/or computers is not permitted in the meeting rooms at the

Annual Meeting. The North Carolina History Center at Tryon Palace is accessible to disabled persons. Upon advance request, we will provide wireless headsets for hearing amplification.

How do I receive an admission ticket?

If you received your proxy materials by mail, your admission ticket will be your Notice, proxy card (shareholders of record only) or voting instruction form (beneficial owners only). If you received your proxy materials by email, you will be given an opportunity to print an admission ticket after you vote online.

Alternatively, shareholders may pre-register in advance of the Annual Meeting by contacting PepsiCo's Manager of Shareholder Relations at (914) 253-3055 or *investor@pepsico.com*. If you are a beneficial owner of shares, you must show proof of ownership, such as a bank or brokerage account statement, in addition to valid government-issued picture identification. On May 4, 2016, registration will begin at 8:30 a.m. Eastern Daylight Time.

Can I listen to the Annual Meeting on the Internet?

Yes, our Annual Meeting will be webcast live on May 4, 2016 at 9:00 a.m. Eastern Daylight Time. You are invited to visit *www.pepsico.com* under "*Investors*"—"*Events and Presentations*" to listen to the live webcast of the Annual Meeting.

2016 Proxy Materials

Why am I receiving these proxy materials?

Our Board of Directors has made these materials available to you on the Internet or has delivered printed versions of these materials to you by mail in connection with the Board of Directors' solicitation of proxies for use at our Annual Meeting of Shareholders. As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

What is included in these materials?

These proxy materials include:

- this Proxy Statement for the Annual Meeting; and

- our Annual Report for the fiscal year ended December 26, 2015.

If you received printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of printed proxy materials?

In accordance with SEC rules, instead of mailing a printed copy of our proxy materials to all of our shareholders, we have elected to furnish such materials to selected shareholders by providing access to these documents over the Internet. Accordingly, on or about March 18, 2016, we sent a Notice of Internet Availability of Proxy Materials (the "**Notice**") to most of our shareholders.

These shareholders have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials by calling the toll-free number found on the Notice. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the environmental impact of the Annual Meeting.

How can I get electronic access to the proxy materials?

The Notice provides you with instructions regarding how to:

- view our proxy materials for the Annual Meeting on the Internet;

- vote your shares after you have viewed our proxy materials;

- request a printed copy of the proxy materials; and

- instruct us to send our future proxy materials to you electronically by email.

• •

PepsiCo will plant a tree for every shareholder that signs up for electronic delivery. Choosing to receive your future proxy materials by email will lower our costs of delivery and will reduce the environmental impact of our Annual Meeting.

• •

Copies of the proxy materials are available for viewing at *www.pepsico.com/proxy16*.

You may have received proxy materials by email. Even if you received a printed copy of our proxy materials, you may choose to receive future proxy materials by email. If you do so, you will receive an email next year with instructions containing a link to view those proxy materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it or for so long as the email address provided by you is valid.



What is "householding"?

If you are a beneficial owner, your bank or broker may deliver a single Proxy Statement and Annual Report, along with individual proxy cards, or individual Notices to any household at which two or more shareholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge at 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Alternatively, if you wish to receive a separate set of proxy materials for this year's Annual Meeting, we will deliver them promptly upon request to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or (914) 253-3055 or *investor@pepsico.com*.

Where can I find the Annual Report?

The 2015 Annual Report to Shareholders, including financial statements, was delivered or made available with this Proxy Statement.

A copy of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 26, 2015 (including the financial statements, schedules and a list of exhibits) will be sent without charge upon the request of any shareholder to PepsiCo's Manager of Shareholder Relations at PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577 or *investor@pepsico.com***. You also may obtain our Annual Report on Form 10-K over the Internet on the SEC's website at** *www.sec.gov***, or on our website at** *www.pepsico.com* **under** *"Investors"—"SEC Filings."*

Other Matters

The Board of Directors knows of no other matters to be brought before the Annual Meeting. If any other business should properly come before the Annual Meeting or any postponement or adjournment thereof, the persons named in the proxy will vote on such matters according to their best judgment.

2017 Shareholder Proposals and Director Nominations

Shareholder Proposals for Inclusion in the Proxy Statement for the 2017 Annual Meeting

PepsiCo welcomes comments or suggestions from its shareholders. If a shareholder wishes to have a proposal formally considered at the 2017 Annual Meeting of Shareholders and included in the Company's Proxy Statement for that meeting, we must receive the proposal in writing on or before the close of business on November 18, 2016 and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act.

Director Nominations for Inclusion in the Proxy Statement for the 2017 Annual Meeting

The Board recently implemented proxy access, which allows a shareholder or group of up to 20 shareholders owning in aggregate three percent or more of our outstanding Common Stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the shareholder(s) and nominee(s) satisfy the requirements in the By-Laws. If a shareholder or group of shareholders wishes to nominate one or more director candidates to be included in the Company's Proxy Statement for the 2017 Annual Meeting of Shareholders pursuant to these proxy access provisions in Section 2.9 of our By-Laws, we must receive proper written notice of any such nomination no earlier than the close of business on October 19, 2016 and no later than the close of business on November 18, 2016, and the nomination must otherwise comply with our By-Laws. If, however, the 2017 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 150th day prior to such meeting and not later than the close of business on the later of the 120th day prior to such meeting or the 10th day following the public announcement of the meeting date.

Other Proposals or Director Nominations for Presentation at the 2017 Annual Meeting

Under our By-Laws, if a shareholder wishes to present other business or nominate a director candidate at the 2017 Annual Meeting of Shareholders, we must receive proper written notice of any such business or nomination no earlier than the close of business on January 4, 2017 and no later than the close of business on February 3, 2017. If, however, the 2017 Annual Meeting is not within 30 days before or 60 days after the anniversary of this year's Annual Meeting, we must receive such notice no earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the public announcement of the meeting date. Any such notice must include the information specified in the By-Laws. If a shareholder does not meet these deadlines, or does not satisfy the requirements of Rule 14a-4 of the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the Annual Meeting.

All notices of proposals or nominations, as applicable, must be addressed to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577.

Exhibit A—Reconciliation of GAAP and Non-GAAP Information

($ in millions, except per share amounts; unaudited)

Organic revenue, core results and core constant currency results are non-GAAP financial measures as they exclude certain items noted below. However, we believe investors should consider these measures as they are indicative of our ongoing performance and reflect how management evaluates our operational results and trends. Additionally, free cash flow excluding certain items is the primary measure management uses to monitor cash flow performance. Free cash flow is not a measure defined by GAAP. Since net capital spending is essential to our product innovation initiatives and maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should also consider net capital spending when evaluating our cash from operating activities. We also consider certain other items in evaluating free cash flow that we believe investors should consider in evaluating our free cash flow results. In addition, management uses ROIC to monitor the profitability of utilized capital and core net ROIC to compare our performance over various reporting periods on a consistent basis, because it removes from our operating results the impact of items that are not indicative of our ongoing performance and reflects how management evaluates our operating results and trends. Core net ROIC is not a measure defined by GAAP. We believe the calculation of core net ROIC provides useful information to investors and is an additional relevant comparison of our performance to consider when evaluating our capital allocation discipline. See pages 52-55, 60-68 and 70-72 of PepsiCo's Annual Report on Form 10-K for the fiscal year ended December 26, 2015 for a detailed description of certain items excluded from the below non-GAAP financial measures, including reconciliations to comparable non-GAAP financial measures on a segment basis.

Net Revenue Growth Reconciliation

	Year Ended
	12/26/2015
Reported Net Revenue Growth	(5.4)%
Impact of Acquisitions and Divestitures	0.3
Impact of Foreign Exchange Translation	9.7
Venezuela Deconsolidation[a]	0.7
Organic Revenue Growth	5.2%

(a) Represents the impact of the exclusion of the fourth quarter 2014 results of our Venezuelan businesses, which were deconsolidated as of the end of the third quarter of 2015.

Net Income Attributable to PepsiCo Reconciliation

	Year Ended		
	12/26/2015	12/27/2014	Growth
Reported Net Income Attributable to PepsiCo	$5,452	$6,513	(16.3)%
Commodity Mark-to-Market Net Impact	(8)	44	
Restructuring and Impairment Charges	184	316	
Pension-Related Settlement (Benefits)/Charge	(42)	88	
Charge Related to the Transaction with Tingyi	73	—	
Venezuela Impairment Charges	1,359	—	
Venezuela Remeasurement Charge	—	105	
Tax Benefit	(230)	—	
Core Net Income Attributable to PepsiCo	$6,788	$7,066	(3.9)%
Impact of Foreign Exchange Translation			11.2%
Core Constant Currency Net Income Attributable to PepsiCo Growth			7.2%

Note - Certain amounts above may not sum due to rounding.

Diluted Earnings Per Share (EPS) Reconciliation

	Year Ended		
	12/26/2015	12/27/2014	Growth
Reported Diluted EPS	$3.67	$4.27	(14.0)%
Commodity Mark-to-Market Net Impact	—	0.03	
Restructuring and Impairment Charges	0.12	0.21	
Pension-Related Settlement (Benefits)/Charge	(0.03)	0.06	
Charge Related to the Transaction with Tingyi	0.05	—	
Venezuela Impairment Charges	0.91	—	
Venezuela Remeasurement Charge	—	0.07	
Tax Benefit	(0.15)	—	
Core Diluted EPS	$4.57	$4.63	(1.3)%
Impact of Foreign Exchange Translation			11.5
Core Constant Currency Diluted EPS Growth			10.2%

Net Cash Provided by Operating Activities Reconciliation

	Year Ended
	12/26/2015
Net Cash Provided by Operating Activities	$10,580
Capital Spending	(2,758)
Sales of Property, Plant and Equipment	86
Free Cash Flow	7,908
Pension-Related Settlements (after-tax)	57
Payments Related to Restructuring Charges (after-tax)	163
Free Cash Flow Excluding Above Items	$8,128

Note - Certain amounts above may not sum due to rounding.

Return on Invested Capital (ROIC) Growth Reconciliation

| | Year Ended | | |
	12/26/2015	12/29/2012	Growth
Reported ROIC	13.1%	13.6%	(55) bps
Impact of:			
Cash, Cash Equivalents and Short-Term Investments	4.1	1.5	260
Interest Income After Tax	(0.1)	(0.1)	4
Commodity Mark-to-Market Net Impact	—	(0.1)	5
Restructuring and Impairment Charges	0.2	0.3	(9)
Venezuela Remeasurement Charge	—	—	(3)
Tax Benefits	(0.4)	(0.4)	—
Restructuring and Other Charges Related to the Transaction with Tingyi	0.1	0.3	(18)
Pension-Related Settlement (Benefits)/Charge	(0.1)	0.3	(37)
Venezuela Impairment Charges	2.7	—	270
Merger and Integration Charges	—	(0.1)	13
Core Net ROIC [(b)]	19.6%	15.3%	430 bps

ROIC Growth Reconciliation

| | Year Ended |
	12/26/2015
Reported ROIC	(13) bps
Impact of:	
Cash, Cash Equivalents and Short-Term Investments	68
Interest Income After Tax	2
Commodity Mark-to-Market Net Impact	(11)
Restructuring and Impairment Charges	(25)
Venezuela Remeasurement Charge	(20)
Tax Benefits	(51)
Restructuring and Other Charges Related to the Transaction with Tingyi	16
Pension-Related Settlement (Benefits)/Charge	(24)
Venezuela Impairment Charges	270
Core Net ROIC [(b)]	212 bps

(b) Core Net ROIC represents core net income attributable to PepsiCo plus after-tax core net interest expense, divided by a quarterly average of invested capital less cash, cash equivalents and short-term investments adjusted for non-core items.

Diluted EPS Growth Reconciliation

	Year Ended				Growth		
	12/26/2015	12/27/2014	12/28/2013	12/29/2012	2015	2014	2013
Reported Diluted EPS	$3.67	$4.27	$4.32	$3.92	(14)%	(1)%	10%
Commodity Mark-to-Market Net Impact	—	0.03	0.03	(0.03)			
Merger and Integration Charges	—	—	0.01	0.01			
Restructuring and Impairment Charges	0.12	0.21	0.08	0.14			
Pension-Related Settlement (Benefits)/ Charge	(0.03)	0.06	—	0.08			
Charge Related to the Transaction with Tingyi	0.05	—	—	0.11			
Venezuela Impairment Charges	0.91	—	—	—			
Venezuela Remeasurement Charge	—	0.07	0.07	—			
Tax Benefit	(0.15)	—	(0.13)	(0.14)			
Core Diluted EPS	$4.57	$4.63	$4.37	$4.10	(1)	6	7
Impact of Foreign Exchange Translation					11	3	2
Core Constant Currency Diluted EPS Growth					10%	9%	9%
Three-Year Growth Average							9%

Exhibit B—PepsiCo, Inc. Long-Term Incentive Plan

(as amended and restated May 4, 2016)

1. Purposes.

The purposes of the Plan are to provide long-term incentives to those persons with significant responsibility for the success and growth of PepsiCo and its subsidiaries, divisions and affiliated businesses, to associate the interests of such persons with those of PepsiCo's shareholders, to assist PepsiCo in recruiting, retaining and motivating a diverse group of employees and non-employee directors on a competitive basis, and to ensure a pay-for-performance linkage for such employees and non-employee directors.

2. Definitions.

For purposes of the Plan, the following capitalized terms shall have the meanings specified below:

(a)   "Award" means a grant of Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Performance Shares, Performance Units, Stock Awards, or any or all of them (but a Stock Award may not be granted to employees or officers).

(b)   "Board" means the Board of Directors of PepsiCo.

(c)   "Cause" has the meaning set forth in Section 11(b)(ii).

(d)   "Change in Control" has the meaning set forth in Section 11(b)(i).

(e)   "Change-in-Control Treatment" has the meaning set forth in Section 11(a)(ii).

(f)   "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code shall also be a reference to any successor section of the Code (or a successor code).

(g)   "Committee" means, with respect to any matter relating to Section 8 of the Plan, the Board, and with respect to all other matters under the Plan, the Compensation Committee of the Board. The Compensation Committee shall be appointed by the Board and shall consist of two or more independent, non-employee members of the Board. In the judgment of the Board, the Compensation Committee shall be qualified to administer the Plan as contemplated by (a) Rule 16b-3 of the Exchange Act, (b) Code Section 162(m) and the regulations thereunder, and (c) any rules and regulations of a stock exchange on which Common Stock is traded. Any member of the Compensation Committee of the Board who does not satisfy the qualifications set out in the preceding sentence may recuse himself or herself from any vote or other action taken by the Compensation Committee of the Board.

(h)   "Common Stock" means the common stock, par value 1-2/3 cents per share, of PepsiCo.

(i)   "Company" means PepsiCo, its subsidiaries, divisions and affiliated businesses.

(j)   "Covered Employee" means any PepsiCo employee for whom PepsiCo is subject to the deductibility limitation imposed by Code Section 162(m).

(k)   "Director Deferral Program" means the PepsiCo Director Deferral Program, as amended from time to time, and any successor program.

(l)   "Eligible Person" means any of the following individuals who is designated by the Committee as eligible to receive Awards, subject to the conditions set forth in the Plan: (i) any employee of the Company (including any officer of the Company and any Employee Director) provided that the term employee does not include any individual who is not, as of the grant date of an Award, classified by the Company as an employee on its corporate books and records even if that individual is later reclassified (by the Company, any court, any governmental agency or otherwise) as an employee as of the grant date; (ii) any consultant or advisor of the Company; and (iii) any Non-Employee Director who is eligible to receive an Award in accordance with Section 8 hereof.

(m)   "Employee Director" means a member of the Board who is also an employee of the Company.

(n)   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(o) "Fair Market Value" on any date means the average of the high and low market prices at which a share of Common Stock shall have been sold on such date, or the immediately preceding trading day if such date was not a trading day, as reported on the New York Stock Exchange Composite Transactions Listing and, in the case of an ISO, means fair market value as determined by the Committee in accordance with Code Section 422 and, in the case of an Option or SAR that is intended to be exempt from Code Section 409A, fair market value as determined by the Committee in accordance with Code Section 409A.

(p) "Full-Value Award" means any Restricted Shares, Restricted Stock Units, Performance Shares, Performance Units or Stock Awards.

(q) "Good Reason" has the meaning set forth in Section 11(b)(iii).

(r) "ISO" means an Option satisfying the requirements of Code Section 422 and designated as an ISO by the Committee.

(s) "Non-Employee Director" means a member of the Board who is not an employee of the Company.

(t) "NQSO" or "Non-Qualified Stock Option" means an Option that does not satisfy the requirements of Code Section 422 or that is not designated as an ISO by the Committee.

(u) "Option Exercise Price" means the purchase price per share of Common Stock covered by an Option granted pursuant to the Plan.

(v) "Options" means the right to purchase shares of Common Stock at a specified price for a specified period of time.

(w) "Participant" means an Eligible Person who has received an Award under the Plan.

(x) "Payment Shares" has the meaning set forth in Section 8(b).

(y) "PepsiCo" means PepsiCo, Inc., a North Carolina corporation, and its successors and assigns.

(z) "Performance Awards" means an Award of Options, Performance Shares, Performance Units, Restricted Shares, Restricted Stock Units or SARs conditioned on the achievement of Performance Goals during a Performance Period.

(aa) "Performance-Based Exception" means the performance-based exception to the deductibility limitations of Code Section 162(m), as set forth in Code Section 162(m)(4)(C).

(bb) "Performance Goals" means the goals established by the Committee under Section 7(d).

(cc) "Performance Measures" means the criteria set out in Section 7(d) that may be used by the Committee as the basis for a Performance Goal.

(dd) "Performance Period" means the period established by the Committee during which the achievement of Performance Goals is assessed in order to determine whether and to what extent an Award that is conditioned on attaining Performance Goals has been earned.

(ee) "Performance Shares" means an Award of shares of Common Stock awarded to a Participant based on the achievement of Performance Goals during a Performance Period.

(ff) "Performance Units" means an Award denominated in shares of Common Stock, cash or a combination thereof, as determined by the Committee, awarded to a Participant based on the achievement of Performance Goals during a Performance Period.

(gg) "Plan" means this PepsiCo, Inc. Long-Term Incentive Plan, as amended and restated from time to time.

(hh) "Prior Plans" means the PepsiCo, Inc. 2003 Long-Term Incentive Plan, the PepsiCo, Inc. 1994 Long-Term Incentive Plan, the PepsiCo, Inc. 1995 Stock Option Incentive Plan, the PepsiCo SharePower Stock Option Plan, the Director Stock Plan, the PepsiCo 1987 Incentive Plan, PBG 2004 Long Term Incentive Plan, PBG 2002 Long Term Incentive Plan, PBG Long Term Incentive Plan, The Pepsi Bottling Group, Inc. 1999 Long Term Incentive Plan, PBG Directors' Stock Plan, PBG Stock Incentive Plan, PepsiAmericas, Inc. 2000 Stock Incentive Plan, Quaker Long Term Incentive Plan of 1990, Quaker Long Term Incentive Plan of 1999 and Quaker Stock Compensation Plan for Outside Directors, each as amended and restated from time to time.

(ii) "Restricted Shares" means shares of Common Stock that are subject to such restrictions and such other terms and conditions as the Committee may establish.

(jj) "Restricted Stock Units" means the right, as described in Section 7(c), to receive an amount, payable in either cash, shares of Common Stock or a combination thereof, equal to the value of a specified number of shares of Common Stock, subject to such terms and conditions as the Committee may establish.

(kk) "Restriction Period" means, with respect to Options, SARs, Performance Shares, Performance Units, Restricted Shares, Restricted Stock Units or Stock Awards, the period during which any risk of forfeiture or other restrictions set by the Committee remain in effect. Such restrictions remain in effect until such time as they have lapsed under the terms and conditions of the Options, SARs, Performance Shares, Performance Units, Restricted Shares or Restricted Stock Units or as otherwise determined by the Committee.

(ll) "Stock Appreciation Rights" or "SARs" means the right to receive a payment equal to the excess of the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Rights are exercised over the exercise price per share of Common Stock established for those Stock Appreciation Rights at the time of grant, multiplied by the number of shares of Common Stock with respect to which the Stock Appreciation Rights are exercised.

(mm) "Stock Award" means an Award of shares of Common Stock, including Payment Shares, that are subject to such terms, conditions and restrictions (if any) as determined by the Committee in accordance with Section 7(e).

3. Administration of the Plan.

(a) *Authority of Committee.* The Plan shall be administered by the Committee, which shall have all the powers vested in it by the terms of the Plan, such powers to include the authority (within the limitations described in the Plan):

- to select the persons to be granted Awards under the Plan;

- to determine the type, size and terms of Awards to be made to each Participant;

- to determine the time when Awards are to be granted and any conditions that must be satisfied before an Award is granted;

- to establish objectives and conditions for earning Awards;

- to determine whether an Award shall be evidenced by an agreement and, if so, to determine the terms and conditions of such agreement (which shall not be inconsistent with the Plan) and who must sign such agreement;

- to determine whether the conditions for earning an Award have been met and whether an Award will be paid at the end of an applicable Performance Period;

- except as otherwise provided in Sections 7(a)(v), 7(b)(iv), 7(d) and 13(b), to modify the terms of Awards made under the Plan;

- to determine if, when and under what conditions payment of all or any part of an Award may be deferred;

- to determine whether the amount or payment of an Award should be reduced or eliminated;

- to determine the guidelines and/or procedures for the payment or exercise of Awards; and

- to determine whether an Award should qualify, regardless of its amount, as deductible in its entirety for federal income tax purposes, including whether any Awards granted to Covered Employees or any other employee should comply with the Performance-Based Exception.

(b) *Interpretation of Plan.* The Committee shall have full power and authority to administer and interpret the Plan and to adopt or establish such rules, regulations, agreements, guidelines, procedures and instruments, which are not contrary to the terms of the Plan and which, in its opinion, may be necessary or advisable for the administration and operation of the Plan. The Committee's interpretations of the Plan, and all actions taken and determinations made by the Committee pursuant to the powers vested in it hereunder, shall be conclusive and binding on all parties concerned, including PepsiCo, its shareholders and all Eligible Persons and Participants.

(c) *Delegation of Authority.* To the extent not prohibited by law, the Committee (i) may delegate its authority hereunder to one or more of its members or other persons (except that no such delegation shall be permitted with respect to Awards to Eligible Persons who are subject to Section 16 of the Exchange Act and Awards intended to comply with the Performance-Based Exception) and (ii) may grant authority to employees or designate employees of the Company to execute documents on behalf of the Committee or to otherwise assist the Committee in the administration and operation of the Plan.

4. Eligibility.

(a) *General.* Subject to the terms and conditions of the Plan, the Committee may, from time to time, select from all Eligible Persons those to whom Awards shall be granted under Section 7 and shall determine the nature and amount of each Award. Non-Employee Directors shall be eligible to receive Awards only pursuant to Section 8.

(b) *International Participants.* Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with provisions of the laws in countries outside the United States in which the Company operates or has employees, the Committee, in its sole discretion, shall have the power and authority to (i) determine which Eligible Persons (if any) employed by the Company outside the United States should participate in the Plan, (ii) modify the terms and conditions of any Awards made to such Eligible Persons, and (iii) establish sub-plans, modified Option exercise procedures and other Award terms, conditions and procedures to the extent such actions may be necessary or advisable to comply with provisions of the laws in such countries outside the United States in order to assure the lawfulness, validity and effectiveness of Awards granted under the Plan and to the extent such actions are consistent with the Committee's authority to amend the Plan absent shareholder approval pursuant to Sections 13(b), 7(a)(v) and 7(b)(iv).

5. Shares of Common Stock Subject to the Plan.

(a) *Authorized Number of Shares.* Unless otherwise authorized by PepsiCo's shareholders and subject to the provisions of this Section 5 and Section 10, the maximum aggregate number of shares of Common Stock available for issuance under the Plan as of May 5, 2010 shall be the total of (i) 195 million shares plus (ii) the total number of shares of Common Stock underlying awards under the Prior Plans that are cancelled or expire after May 2, 2007 without delivery of shares.

(b) *Share Counting.* The following rules shall apply in determining the number of shares of Common Stock remaining available for grant under the Plan:

(i) Any shares of Common Stock subject to (A) Options or SARs, whether granted before or after May 5, 2010 or (B) Full-Value Awards granted before May 5, 2010 shall be counted against the maximum share limitation of Section 5(a) as one (1) share of Common Stock for every share of Common Stock subject thereto. Any shares of Common Stock subject to Full-Value Awards granted on or after May 5, 2010 shall be counted against the maximum share limitation of Section 5(a) as three (3) shares of Common Stock for every share of Common Stock subject thereto. Awards that by their terms do not permit settlement in shares of Common Stock shall not reduce the number of shares of Common Stock available for issuance under the Plan.

(ii) (A) To the extent that any Award of Options or SARs, whether granted before, on or after May 5, 2010, is forfeited, cancelled, settled in cash rather than shares (pursuant to the terms of an Award that permits but does not require cash settlement), returned to the Company for failure to satisfy vesting requirements or other conditions of the Award, or otherwise terminates without an issuance of shares of Common Stock being made thereunder, the maximum share limitation of Section 5(a) shall be credited with one (1) share of Common Stock for each share of Common Stock subject to such Award of Options or SARs, and such number of credited shares of Common Stock may again be made subject to Awards under the Plan, subject to the foregoing maximum share limitation.

(B) To the extent that any Full-Value Award granted on or after May 5, 2010 is forfeited, cancelled, settled in cash rather than shares (pursuant to the terms of an Award that permits but does not require cash settlement), returned to the Company for failure to satisfy vesting requirements or other conditions of the Award, or otherwise terminates without an issuance of shares of Common Stock being made thereunder, the maximum share limitation of Section 5(a) shall be credited with three (3) shares of Common Stock for each share of Common Stock subject to such Full-Value Award and such number of credited shares of Common Stock may again be made subject to Awards under the Plan, subject to the foregoing maximum share limitation.

(C) To the extent that any Full-Value Award granted before May 5, 2010 is forfeited, cancelled, settled in cash rather than shares (pursuant to the terms of an Award that permits but does not require cash settlement), returned to the Company for failure to satisfy vesting requirements or other conditions of the Award, or otherwise terminates without an issuance of shares of Common Stock being made thereunder, the maximum share limitation of Section 5(a) shall be credited with one (1) share of Common Stock for each share of Common Stock subject to such Full-Value Award, and such number of credited shares of Common Stock may again be made subject to Awards under the Plan subject to the foregoing maximum share limitation.

(iii) Any shares of Common Stock that are tendered by a Participant or withheld as full or partial payment of withholding or other taxes or as payment for the exercise or conversion price of an Award under the Plan shall not be added back to the number of shares of Common Stock available for issuance under the Plan. Upon exercise of a stock-settled Stock Appreciation Right, the number of shares subject to the Award that are then being exercised shall be counted against the maximum aggregate number of shares of Common Stock that may be issued under the Plan as provided above, on the basis of one share for every share subject thereto, regardless of the actual number of shares used to settle the Stock Appreciation Right upon exercise.

(iv) Any shares of Common Stock underlying Awards granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become employees of the Company as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company shall not, unless required by law or regulation, count against the reserve of available shares of Common Stock under the Plan.

(v) Any shares of Common Stock repurchased by the Company on the open market using the proceeds from the exercise of an Award shall not increase the number of shares available for future grant of Awards.

(c) *Share Limitation.* No more than five percent (5%) of the shares of Common Stock authorized under Section 5(a) may be issued in connection with the following Awards whether granted before or after May 5, 2010:

(i) Restricted Shares or Restricted Stock Units having a time-based Restriction Period less than three years (but in no event less than one year), subject to (A) pro rata vesting prior to the expiration of any Restriction Period and (B) acceleration due to the Participant's death, total disability or retirement;

(ii) Restricted Shares or Restricted Stock Units having a time-based Restriction Period that is actually accelerated due to a Participant's transfer to an affiliated business; or

(iii) Stock Awards having a Restriction Period of less than three (3) years (not including transfers to satisfy required tax withholding or intra-family transfers permitted by the Committee), subject to acceleration due to the Participant's death or total disability,

in each case described in (i), (ii) or (iii) above, as specified in the applicable Award agreement; provided that such limitations shall not be applicable to Payment Shares to Non-Employee Directors.

(d) *Shares to be Delivered.* The source of shares of Common Stock to be delivered by the Company under the Plan shall be determined by the Company and may consist in whole or in part of authorized but unissued shares.

6. Award Limitations.

The maximum number of shares of Common Stock subject to Options and SARs that can be granted to any Eligible Person (other than a Non-Employee Director) during a single calendar year shall not exceed two (2) million shares. The maximum amount of Awards other than Options and SARs that can be granted to any Eligible Person (other than a Non-Employee Director) during a single calendar year shall not exceed $15 million; provided that the foregoing limitation shall be applied to an Award that is denominated in shares of Common Stock on the basis of the Fair Market Value of such shares on the date the Award is granted. Notwithstanding the limitation set forth in the preceding sentence, the maximum Award that may be granted to such Eligible Person for a Performance Period longer than one calendar or fiscal year shall not exceed the foregoing annual maximum multiplied by the number of full calendar or fiscal years in the Performance Period. Award limitations for Non-Employee Directors are set forth in Section 8 of the Plan.

7. Awards to Eligible Persons.

(a) *Options.*

(i) *Grants.* Subject to the terms and conditions of the Plan, Options may be granted to Eligible Persons. Options may consist of ISOs or NQSOs, as the Committee shall determine. Options may be granted alone or in tandem with SARs. With respect to Options granted in tandem with SARs, the exercise of either such Options or such SARs will result in the simultaneous cancellation of the same number of tandem SARs or Options, as the case may be.

(ii) *Option Exercise Price.* The Option Exercise Price shall be equal to or, at the Committee's discretion, greater than the Fair Market Value on the date the Option is granted, unless the Option was granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who became employees of the Company as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company (in which case the assumption or substitution shall be accomplished in a manner that permits the Option to be exempt from Code Section 409A).

(iii) *Term*. The term of Options shall be determined by the Committee in its sole discretion, but in no event shall the term exceed ten (10) years from the date of grant; provided, however, that Awards of NQSOs and SARs covering up to five (5) million shares of Common Stock, in the aggregate, may be issued with a term of up to fifteen (15) years.

(iv) *ISO Limits*. ISOs may be granted only to Eligible Persons who are employees of PepsiCo or of any parent or subsidiary corporation (within the meaning of Code Section 424) on the date of grant, and may only be granted to an employee who, at the time the Option is granted, does not own stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of PepsiCo or of any parent or subsidiary corporation (within the meaning of Code Section 424). The aggregate Fair Market Value of all shares of Common Stock with respect to which ISOs are exercisable by a Participant for the first time during any calendar year (under all plans of the Company) shall not exceed $100,000 or such other amount as may subsequently be specified by the Code and/or applicable regulations. The aggregate Fair Market Value of such shares shall be determined at the time the Option is granted. ISOs shall contain such other provisions as the Committee shall deem advisable but shall in all events be consistent with and contain or be deemed to contain all provisions required in order to qualify as incentive stock options under Code Section 422. No more than 195 million of the shares of Common Stock authorized for issuance under the Plan may be issued in the form of ISOs.

(v) *No Repricing*. Subject to the anti-dilution adjustment provisions set forth in Section 10 and the change in control provisions set forth in Section 11, without the approval of PepsiCo's shareholders, (A) the Option Exercise Price for any outstanding Option granted under the Plan may not be decreased after the date of grant, (B) no outstanding Option granted under the Plan may be surrendered to the Company as consideration for the grant of a new Option with a lower Option Exercise Price, (C) no outstanding Option granted under the Plan with an Option Exercise Price above the then-current Fair Market Value may be cancelled in exchange for a payment in cash or other securities and (D) no other modifications to any outstanding Option may be made that would be treated as a "repricing" under the then applicable rules, regulations or listing requirements adopted by the New York Stock Exchange.

(vi) *Form of Payment*. The Option Exercise Price shall be paid to the Company at the time of such exercise, subject to any applicable rules or regulations adopted by the Committee:

(A) to the extent permitted by applicable law, pursuant to cashless exercise procedures that are, from time to time, approved by the Committee;

(B) through the tender of shares of Common Stock owned by the Participant (or by delivering a certification or attestation of ownership of such shares) valued at their Fair Market Value on the date of exercise;

(C) in cash or its equivalent; or

(D) by any combination of (A), (B), and (C) above.

(vii) *No Dividend Equivalents*. No dividends or dividend equivalents may be paid on Options. Except as otherwise provided herein, a Participant shall have no rights as a holder of Common Stock with respect to shares of Common Stock covered by an Option unless and until such shares of Common Stock have been registered to the Participant as the owner.

(viii) *Minimum Vesting Period*. With respect to any Options granted on or after March 13, 2014, any time-based Restriction Period shall be for a minimum of three years (subject to (A) pro rata vesting prior to the expiration of any Restriction Period and (B) acceleration due to the Participant's death, total disability or retirement, in each case as specified in the applicable Award agreement).

(ix) *No Automatic Grants*. No Option granted under the Plan shall contain any provision entitling the Participant to the automatic grant of additional Options in connection with any exercise of the original Option.

(b) *Stock Appreciation Rights*.

(i) *Grants*. Subject to the terms and provisions of the Plan, SARs may be granted to Eligible Persons. SARs may be granted alone or in tandem with Options. With respect to SARs granted in tandem with Options, the exercise of either such Options or such SARs will result in the simultaneous cancellation of the same number of tandem SARs or Options, as the case may be.

(ii) *Exercise Price*. The exercise price per share of Common Stock covered by a SAR granted pursuant to the Plan shall be equal to or, at the Committee's discretion, greater than Fair Market Value on the date the SAR is granted, unless the SAR was granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who became employees of the Company as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company (in which case the assumption or substitution shall be accomplished in a manner that permits the SAR to be exempt from Code Section 409A).

(iii) *Term.* The term of a SAR shall be determined by the Committee in its sole discretion, but, in no event shall the term exceed ten (10) years from the date of grant, provided, however, that Awards of NQSOs and SARs covering up to five (5) million shares of Common Stock, in the aggregate, may be issued with a term of up to fifteen (15) years.

(iv) *No Repricing*. Except for anti-dilution adjustments made pursuant to Section 10 and the change in control provisions set forth in Section 11, without the approval of PepsiCo's shareholders, (A) the exercise price for any outstanding SAR granted under the Plan may not be decreased after the date of grant, (B) no outstanding SAR granted under the Plan may be surrendered to the Company as consideration for the grant of a new SAR with a lower exercise price, (C) no outstanding SAR granted under the Plan with an exercise price above the then-current Fair Market Value may be cancelled in exchange for a payment in cash or other securities and (D) no other modifications to any outstanding SAR may be made that would be treated as a "repricing" under the then applicable rules, regulations or listing requirements adopted by the New York Stock Exchange.

(v) *Form of Payment*. The Committee may authorize payment of a SAR in the form of cash, Common Stock valued at its Fair Market Value on the date of the exercise, a combination thereof, or by any other method as the Committee may determine.

(vi) *No Dividend Equivalents*. No dividends or dividend equivalents may be paid on SARs.

(vii) *Minimum Vesting Period*. With respect to any SARs granted on or after March 13, 2014, any time-based Restriction Period shall be for a minimum of three years (subject to (A) pro rata vesting prior to the expiration of any Restriction Period and (B) acceleration due to the Participant's death, total disability or retirement, in each case as specified in the applicable Award agreement).

(c) *Restricted Shares/Restricted Stock Units.*

(i) *Grants*. Subject to the terms and provisions of the Plan, Restricted Shares or Restricted Stock Units may be granted to Eligible Persons.

(ii) *Restrictions*. The Committee shall impose such terms, conditions and/or restrictions on any Restricted Shares or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation: a requirement that Participants pay a stipulated purchase price for each Restricted Share or each Restricted Stock Unit; forfeiture conditions; transfer restrictions; restrictions based upon the achievement of specific performance goals (Company-wide, divisional, and/or individual); time-based restrictions on vesting; and/or restrictions under applicable federal or state securities laws. Except in the case of Awards covered by Section 5(c), any time-based Restriction Period shall be for a minimum of three years (subject to (A) pro rata vesting prior to the expiration of any Restriction Period and (B) acceleration due to the Participant's death, total disability or retirement, in each case as specified in the applicable Award agreement). To the extent the Restricted Shares or Restricted Stock Units are intended to be deductible under Code Section 162(m), the applicable restrictions shall be based on the achievement of Performance Goals over a Performance Period, as described in Section 7(d) below.

(iii) *Payment of Restricted Stock Units*. Restricted Stock Units that become payable in accordance with their terms and conditions shall be settled in cash, shares of Common Stock, or a combination of cash and shares, as determined by the Committee. Any person who holds Restricted Stock Units shall have no ownership interest in the shares of Common Stock to which the Restricted Stock Units relate unless and until payment with respect to such Restricted Stock Units is actually made in shares of Common Stock. The payment date shall be as soon as practicable after the earliest of (A) any vesting date that can be pre-determined at grant under the terms of an Award agreement, and (B) the occurrence date of an applicable vesting event (e.g., death, total disability, approved transfer or retirement) specified in the applicable Award agreement.

(iv) *Transfer Restrictions*. During the Restriction Period, Restricted Shares may not be sold, assigned, transferred or otherwise disposed of, or mortgaged, pledged or otherwise encumbered. In order to enforce the limitations imposed upon the Restricted Shares, the Committee may (A) cause a legend or legends to be placed on any certificates evidencing such Restricted Shares, and/or (B) cause "stop transfer" instructions to be issued, as it deems necessary or appropriate. Restricted Stock Units may not be sold, assigned, transferred or otherwise disposed of, or mortgaged, pledged, or otherwise encumbered at any time.

    (v) *Dividend and Voting Rights*. Unless otherwise determined by the Committee, during the Restriction Period, Participants who hold Restricted Shares shall have the right to receive dividends in cash or other property or other distribution or rights in respect of such shares and shall have the right to vote such shares as the record owners thereof; provided that, unless otherwise determined by the Committee, any dividends or other property payable to a Participant during the Restriction Period shall be distributed to the Participant only if and when the restrictions imposed on the applicable Restricted Shares lapse. Unless otherwise determined by the Committee, during the Restriction Period, Participants who hold Restricted Stock Units shall be credited with dividend equivalents in respect of such Restricted Stock Units; provided that, unless otherwise determined by the Committee, such dividend equivalents shall be distributed (without interest) to the Participant only if and when the restrictions imposed on the applicable Restricted Stock Units lapse.

    (vi) *Ownership of Restricted Shares*. Restricted Shares issued under the Plan shall be registered in the name of the Participant on the books and records of the Company or its designee (or by one or more physical certificates or the electronic equivalent thereof if certificates are issued with respect to such Restricted Shares) subject to the applicable restrictions imposed by the Plan. If a Restricted Share is forfeited in accordance with the restrictions that apply to such Restricted Shares, such interest or certificate, as the case may be, shall be cancelled. At the end of the Restriction Period that applies to Restricted Shares, the number of shares to which the Participant is then entitled shall be delivered to the Participant free and clear of the restrictions, either in certificated or uncertificated form. No shares of Common Stock shall be registered in the name of the Participant with respect to a Restricted Stock Unit unless and until such unit is paid in shares of Common Stock.

(d) *Performance Awards.*

    (i) *Grants*. Subject to the provisions of the Plan, Performance Awards may be granted to Eligible Persons. Performance Awards may be granted either alone or in addition to other Awards made under the Plan.

    (ii) *Performance Goals*. Unless otherwise determined by the Committee, Performance Awards shall be conditioned on the achievement of Performance Goals (which shall be based on one or more Performance Measures, as determined by the Committee) over a Performance Period. The Performance Period shall be one year, unless otherwise determined by the Committee, provided that the Restriction Period for Performance Awards (not including Options, SARs or Awards covered by Section 5(c)) shall be for a minimum of three years, subject to (A) pro rata vesting prior to the expiration of any Restriction Period and (B) acceleration due to the Participant's death or total disability, in each case as specified in the applicable Award agreement.

    (iii) *Performance Measures*. The Performance Measure(s) to be used for purposes of Performance Awards may be described in terms of objectives that are related to the individual Participant or objectives that are Company-wide or related to a subsidiary, division, department, region, function or business unit of the Company, and may consist of one or more or any combination of the following criteria: stock price, market share, sales revenue, cash flow, sales volume, earnings per share, return on equity, return on assets, return on sales, return on invested capital, economic value added, net earnings, total shareholder return, gross margin, costs, productivity, brand contribution, product quality, portfolio transformation, productivity improvement, corporate value measures (such as compliance, safety, environmental and personnel matters), or goals related to corporate initiatives, such as acquisitions, dispositions or customer satisfaction. The Performance Goals based on these Performance Measures may be expressed in absolute terms or relative to the performance of other entities. For the avoidance of doubt, any Performance Measures that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP") or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

    (iv) *Negative Discretion*. Notwithstanding the achievement of any Performance Goal established under the Plan, the Committee has the discretion to reduce, but not increase, some or all of a Performance Award that would otherwise be paid to a Participant.

    (v) *Extraordinary Events.* At, or at any time after, the time an Award is granted, and to the extent permitted under Code Section 162(m) and the regulations thereunder without adversely affecting the treatment of the Award under the Performance-Based Exception, the Committee, in its sole discretion, may provide for the manner in which performance will be measured against the Performance Goals (or may adjust the Performance Goals) to reflect the impact of specific corporate transactions, accounting or tax law changes, asset write-downs, significant litigation or claim adjustment, foreign exchange gains and losses, disposal of a segment of a business, discontinued operations, refinancing or repurchase of bank loans or debt securities, unbudgeted capital expenditures and other unusual or infrequently occurring events.

(vi) *Performance-Based Exception*. With respect to any Award that is intended to satisfy the conditions for the Performance-Based Exception under Code Section 162(m): (A) the Committee shall interpret the Plan and this Section 7(d) in light of Code Section 162(m) and the regulations thereunder; (B) the Committee shall not amend the Award in any way that would adversely affect the treatment of the Award under Code Section 162(m) and the regulations thereunder; and (C) such Award shall not be paid until the Committee shall first have certified in writing that the Performance Goals have been achieved.

(e) *Stock Awards.*

    (i) *Grants*. Subject to the provisions of the Plan, Stock Awards consisting of shares of Common Stock may be granted pursuant to this Section 7(e) only to Eligible Persons who are Non-Employee Directors, consultants or advisors to the Company and may not be granted to employees of the Company (including Employee Directors). Stock Awards may be granted either alone or in addition to other Awards made under the Plan.

    (ii) *Terms and Conditions*. The shares of Common Stock subject to a Stock Award shall be immediately vested at the time of grant and nonforfeitable at all times but shall be subject to such other terms and conditions, including restrictions on transferability, as determined by the Committee in its discretion subject to Section 5(c) and the other provisions of the Plan. The shares of Common Stock subject to a Stock Award shall be registered in the name of the Participant.

8. Awards to Non-Employee Directors.

(a) *Awards*. Non-Employee Directors are eligible to receive any type of Award under the Plan, subject to the terms applicable to such Awards under Section 7 for each such category of Award and subject to the limitations set forth in Section 8(c). The Committee retains the discretion to change the amount and terms of the Payment Shares described in Section 8(b) and/ or the types of Awards to Non-Employee Directors; provided that any change to the amount of such Non-Employee Director Awards is subject to the limitation in Section 8(c).

(b) *Payment Shares*. A current or former Non-Employee Director's interest in phantom shares of Common Stock under the Director Deferral Program, which results from mandatory deferrals of annual Non-Employee Director equity grants and an elective or mandatory deferral of Non-Employee Director cash payments, shall be paid in shares of Common Stock ("Payment Shares") pursuant to the Plan while the Plan remains in effect, to the extent the Director Deferral Program provides for the stock settlement of such phantom shares. The number of Payment Shares a current or former Non-Employee Director is entitled to receive shall be equal to the number of the Non-Employee Director's phantom shares of Common Stock under the Director Deferral Program on the applicable distribution valuation date, and such Payment Shares shall be distributed on the same date such Non-Employee Director would otherwise be entitled to receive the cash payment under the Director Deferral Program in lieu of which the Payment Shares are being distributed.

(c) *Limitations*. The maximum amount of Awards denominated in shares of Common Stock that can be granted to any Non-Employee Director during a single calendar year shall not exceed $500,000 in the aggregate plus an additional $250,000 for one-time Awards in the calendar year in which a Non-Employee Director initially becomes a member of the Board. The maximum amount of any cash retainers, even if electively deferred and paid in shares of Common Stock, that can be granted to any Non-Employee Director during a single calendar year shall not exceed $500,000 in the aggregate. With respect to an Award that is denominated in shares of Common Stock, the value shall be computed based on the grant date fair value in accordance with applicable financial accounting rules.

9. Deferred Payments.

Subject to the terms of the Plan, the Committee may determine that all or a portion of any Award to a Participant, whether it is to be paid in cash, shares of Common Stock or a combination thereof, shall be deferred or may, in its sole discretion, approve deferral elections made by Participants. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, which terms shall be designed to comply with Code Section 409A.

10. Dilution and Other Adjustments.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, extraordinary cash dividend, stock split, combination or exchange of shares or other change in corporate structure affecting any class of Common Stock, the Committee shall make such adjustments in the class and aggregate number of shares which may be delivered under the Plan as described in Section 5, the individual award maximums under Section 6, the class, number, and Option Exercise Price of outstanding Options, the class, number and exercise price of outstanding SARs and the class and number of shares subject to any other Awards granted under the Plan (provided the number of shares of any class subject to any Award shall always be a whole number), as may be, and to such extent (if any), determined to be appropriate and equitable by the Committee, and any such adjustment may, in the sole discretion of the Committee, take the form of Options covering more than one class of Common Stock. Such adjustment shall be conclusive and binding for all purposes of the Plan. Any adjustment of an Option or SAR under this Section 10 shall be accomplished in a manner that permits the Option or SAR to be exempt from Code Section 409A.

11. Change in Control.

(a) *Impact of Event*. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control, the following provisions of this Section 11 shall apply except to the extent an Award agreement provides for a different treatment (in which case the Award agreement shall govern and this Section 11 shall not be applicable):

   (i)   If and to the extent that outstanding Awards under the Plan (A) are assumed by the successor corporation (or affiliate thereto) or continued or (B) are replaced with equity awards that preserve the existing value of the Awards at the time of the Change in Control and provide for subsequent payout in accordance with a vesting schedule and Performance Goals, as applicable, that are the same or more favorable to the Participants than the vesting schedule and Performance Goals applicable to the Awards, then all such Awards or such substitutes thereof shall remain outstanding and be governed by their respective terms and the provisions of the Plan subject to Section 11(a)(iv) below.

   (ii) If and to the extent that outstanding Awards under the Plan are not assumed, continued or replaced in accordance with Section 11(a)(i) above, then upon the Change in Control the following treatment (referred to as "Change-in-Control Treatment") shall apply to such Awards: (A) outstanding Options and SARs shall immediately vest and become exercisable; (B) the restrictions and other conditions applicable to outstanding Restricted Shares, Restricted Stock Units and Stock Awards, including vesting requirements, shall immediately lapse; such Awards shall be free of all restrictions and fully vested; and, with respect to Restricted Stock Units, shall be payable immediately in accordance with their terms or, if later, as of the earliest permissible date under Code Section 409A; and (C) outstanding Performance Awards granted under the Plan shall immediately vest and shall become immediately payable in accordance with their terms as if the Performance Goals have been achieved at the target performance level.

   (iii) If and to the extent that outstanding Awards under the Plan are not assumed, continued or replaced in accordance with Section 11(a)(i) above, then in connection with the application of the Change-in-Control Treatment set forth in Section 11(a)(ii) above, the Board may, in its sole discretion, provide for cancellation of such outstanding Awards at the time of the Change in Control in which case a payment of cash, property or a combination thereof shall be made to each such Participant upon the consummation of the Change in Control that is determined by the Board in its sole discretion and that is at least equal to the excess (if any) of the value of the consideration that would be received in such Change in Control by the holders of PepsiCo's securities relating to such Awards over the exercise or purchase price (if any) for such Awards (except that, in the case of an Option or SAR, such payment shall be limited as necessary to prevent the Option or SAR from being subject to Code Section 409A).

   (iv) If and to the extent that (A) outstanding Awards are assumed, continued or replaced in accordance with Section 11(a)(i) above and (B) a Participant's employment with, or performance of services for, the Company is terminated by the Company for any reasons other than Cause or by such Participant for Good Reason, in each case, within the two-year period commencing on the Change in Control, then, as of the date of such Participant's termination, the Change-in-Control Treatment set forth in Section 11(a)(ii) above shall apply to all assumed or replaced Awards of such Participant then outstanding.

   (v)   Outstanding Options or SARs that are assumed, continued or replaced in accordance with Section 11(a)(i) may be exercised by the Participant in accordance with the applicable terms and conditions of such Award as set forth in the applicable Award agreement or elsewhere; provided, however, that Options or SARs that become exercisable in accordance with Section 11(a)(iv) may be exercised until the expiration of the original full term of such Option or SAR notwithstanding the other original terms and conditions of such Award.

(b) *Definitions.*

   (i)   For purposes of this Section 11, "Change in Control" means the occurrence of any of the following events:

      (A) acquisition of 20% or more of the outstanding voting securities of PepsiCo by another entity or group; excluding, however, the following (1) any acquisition by PepsiCo or (2) any acquisition by an employee benefit plan or related trust sponsored or maintained by PepsiCo;

(B) during any consecutive two-year period, persons who constitute the Board at the beginning of the period cease to constitute at least 50% of the Board (unless the election of each new Board member was approved by a majority of directors who began the two-year period);

(C) consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting shares of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

(D) PepsiCo shareholders approve a plan of complete liquidation of PepsiCo or the sale or disposition of all or substantially all of PepsiCo's assets; or

(E) any other event, circumstance, offer or proposal occurs or is made, which is intended to effect a change in the control of PepsiCo, and which results in the occurrence of one or more of the events set forth in clauses (A) through (D) of this Section 11(b)(i).

(ii) For purposes of this Section 11, "Cause" means with respect to any Participant, unless otherwise provided in the applicable Award agreement, (A) the Participant's willful misconduct that materially injures the Company; (B) the Participant's conviction of a felony or a plea of nolo contendere by Participant with respect to a felony; or (C) the Participant's continued failure to substantially perform his or her duties with the Company (other than by reason of the Participant's disability) after written demand by the Company that identifies the manner in which the Company believes that the Participant has not performed his or her duties. A termination for Cause must be communicated to the Participant by written notice that specifies the event or events claimed to provide a basis for termination for Cause.

(iii) For purposes of this Section 11, "Good Reason" means with respect to any Participant, unless otherwise provided in the applicable Award agreement, without the Participant's written consent, (A) the Company's requiring a material change in the Participant's principal place of employment as it existed immediately prior to the Change in Control, except for reasonably required travel on the Company's business that is not materially greater than such travel requirements prior to the Change in Control (for this purpose, a change of 35 or fewer miles shall not be considered a material change in the Participant's principal place of employment); (B) a material reduction in the Participant's compensation (within the meaning of Treasury Regulation § 1.409A-1(n)(2)(ii)(A)(1)) as in effect immediately prior to the Change in Control; or (C) a material reduction in the Participant's job responsibilities, authority or duties with the Company as in effect immediately prior to the Change in Control. A termination for Good Reason must be communicated by the Participant to the Company by written notice that specifies the event or events claimed to provide a basis for termination for Good Reason; provided that the Participant's written notice must be tendered within ninety (90) days of the occurrence of such event or events and provided further that the Company shall have failed to remedy such act or omission within thirty (30) days following its receipt of such notice. A Participant's continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder if the Participant actually terminates employment within fourteen (14) days after the Company's failure to timely remedy or, if earlier, prior to the second anniversary of the Change in Control.

12. Miscellaneous Provisions.

(a) *Misconduct.*

(i) Except as otherwise provided in agreements covering Awards hereunder, a Participant shall forfeit all rights in his or her outstanding Awards under the Plan, and all such outstanding Awards shall automatically terminate and lapse, if the Committee determines that such Participant has (A) made unauthorized use or disclosure of confidential information or trade secrets of the Company, (B) breached any contract with or violated any obligation to the Company, including without limitation, a violation of any Company code of conduct, (C) engaged in unlawful trading in the securities of PepsiCo or of another company based on information gained as a result of that Participant's employment or other relationship with the Company, (D) committed a felony or other serious crime or engaged in any activity which constitutes gross misconduct, (E) breached the non-compete, non-solicitation or other restrictive covenants as provided in the applicable Award agreement, or (F) violated any PepsiCo compensation clawback policy applicable to the Participant. For the avoidance of doubt, nothing in this Plan, any Award or any agreement covering any Award hereunder shall prohibit communication with a government agency, regulator or legal authority concerning any possible violations of law; provided, however, the Company asserts and does not waive its attorney-client privilege over any information appropriately protected by the privilege.

(ii) In addition, to the extent provided in the applicable Award agreement, in the event any accounting adjustment is required to be made to the Company's financial results and the Committee determines that an Executive Officer's gross negligence or misconduct caused or contributed to the need for the accounting adjustment, the Committee may, to the extent determined appropriate by the Committee in its sole discretion to reflect the impact of the accounting adjustment on the Company's financial results, (A) require such Executive Officer to reimburse the Company for all or a portion of any Award previously paid to such Executive Officer, (B) cause the cancellation of all or a portion of any outstanding Awards held by such Executive Officer or payable to such Executive Officer, and/or (C) require such Executive Officer to reimburse the Company for all or a portion of the gains from the exercise of the Executive Officer's Options or settlement of any of the Executive Officer's other Awards realized during the twelve (12)-month period following the first issuance or filing of the financial results required to be adjusted. For purposes of this Section 12(a)(ii), "Executive Officer" means an executive officer of the Company for purposes of Section 16 of the Exchange Act.

(iii) The remedies set forth in this Section 12(a) are in addition to any other remedies available under applicable law in the event of misconduct described above.

(b) *Rights as Shareholder*. Except as otherwise provided herein, a Participant shall have no rights as a holder of Common Stock with respect to Awards hereunder, unless and until the shares of Common Stock have been registered to the Participant as the owner.

(c) *No Loans*. No loans from the Company to Participants shall be permitted in connection with the Plan.

(d) *Assignment or Transfer*. Except as otherwise provided under the Plan, no Award under the Plan or any rights or interests therein shall be transferable other than by will or the laws of descent and distribution. The Committee may, in its discretion, provide that an Award (other than an ISO) is transferable without the payment of any consideration to a Participant's family member, whether directly or by means of a trust or otherwise, subject to such terms and conditions as the Committee may impose. For this purpose, "family member" has the meaning given to such term in the General Instructions to the Form S-8 registration statement under the Securities Act of 1933. All Awards under the Plan shall be exercisable, during the Participant's lifetime, only by the Participant or a person who is a permitted transferee pursuant to this Section 12(d). Once awarded, the shares of Common Stock (other than Restricted Shares) received by Participants may be freely transferred, assigned, pledged or otherwise subjected to lien, subject to: (i) the transfer restrictions in Sections 7(c)(iv) and 7(e)(ii) above; and (ii) the restrictions imposed by the Securities Act of 1933, Section 16 of the Exchange Act and PepsiCo's Insider Trading Policy, each as amended from time to time.

(e) *Withholding Taxes.* PepsiCo shall have the right to deduct from all Awards paid in cash to a Participant any taxes required by law to be withheld with respect to such Awards. All statutory minimum applicable withholding taxes arising with respect to Awards paid in shares of Common Stock to a Participant shall be satisfied by PepsiCo retaining shares of Common Stock having a Fair Market Value on the date the tax is to be determined that is equal to the amount of such statutory minimum applicable withholding tax (rounded, if necessary, to the next highest whole number of shares of Common Stock); provided, however, that, subject to any restrictions or limitations that the Committee deems appropriate, a Participant may elect to satisfy such statutory minimum applicable withholding tax through cash or cash proceeds; and, provided, further, however, that to the extent that PepsiCo is able to retain shares of Common Stock having a Fair Market Value that exceeds the statutory minimum applicable withholding tax without financial accounting implications, PepsiCo may retain such number of shares of Common Stock (up to the number of shares having a Fair Market Value equal to the relevant tax liability calculated using the maximum individual statutory rate of tax) as the Company shall determine in its sole discretion to satisfy the tax liability associated with any Award.

(f) *Currency and Other Restrictions*. The obligations of the Company to make delivery of Awards in cash or Common Stock shall be subject to currency or other restrictions imposed by any governmental authority or regulatory body having jurisdiction over such Awards.

(g) *No Rights to Awards*. Neither the Plan nor any action taken hereunder shall be construed as giving any person any right to be retained in the employ or service of the Company, and the Plan shall not interfere with or limit in any way the right of the Company to terminate any person's employment or service at any time. Except as set forth herein, no employee or other person shall have any claim or right to be granted an Award under the Plan. By accepting an Award, the Participant acknowledges and agrees that (i) the Award will be exclusively governed by the terms of the Plan, including the right reserved by the Company to amend or cancel the Plan at any time without the Company incurring liability to the Participant (except, to the extent the terms of the Award so provide, for Awards already granted under the Plan), (ii) Awards are not a constituent part of salary and the Participant is not entitled, under the terms and conditions of employment, or by accepting or being granted Awards under the Plan to require Awards to be granted to him or her in the future under the Plan or any other plan, (iii) the value of Awards received under the Plan shall be excluded from the calculation of termination indemnities or other severance payments or benefits, and (iv) the Participant shall seek all necessary approval under, make all required notifications under, and comply with all laws, rules and regulations applicable to the ownership of Options and shares of Common Stock and the exercise of Options, including, without limitation, currency and exchange laws, rules and regulations.

(h) *Beneficiary Designation*. To the extent allowed by the Committee, each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named on a contingent or successive basis) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Unless the Committee determines otherwise, each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and shall be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

(i) *Costs and Expenses*. The cost and expenses of administering the Plan shall be borne by PepsiCo and not charged to any Award or to any Participant.

(j) *Fractional Shares*. Fractional shares of Common Stock shall not be issued or transferred under an Award, but the Committee may direct that cash be paid in lieu of fractional shares or may round off fractional shares, in its discretion.

(k) *Funding of Plan*. The Plan shall be unfunded and any benefits under the Plan shall represent an unsecured promise to pay by the Company. PepsiCo shall not be required to establish or fund any special or separate account or to make any other segregation of assets to assure the payment of any Award under the Plan and the existence of any such account or other segregation of assets shall be consistent with the "unfunded" status of the Plan.

(l) *Indemnification*. Provisions for the indemnification of officers and directors of the Company in connection with the administration of the Plan shall be as set forth in PepsiCo's Certificate of Incorporation and Bylaws as in effect from time to time.

(m) *Successors*. All obligations of PepsiCo under the Plan with respect to Awards granted hereunder shall be binding on any successor to PepsiCo, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of PepsiCo.

(n) *Compliance with Code Section 409A*. The Plan is intended to satisfy the requirements of Code Section 409A and any regulations or guidance that may be adopted thereunder from time to time, including any transition relief available under applicable guidance related to Code Section 409A. Accordingly, to ensure the exemption from Code Section 409A of potentially exempt Awards and the compliance with Code Section 409A of other Awards, any payment that under the terms of the Plan or an agreement is to be made as soon as practicable relative to a date shall be made not later than 60 days after such date, and the Participant may not determine the time of payment. Pursuant to Section 13(b), the Plan may be amended or interpreted by the Committee as it determines necessary or appropriate in accordance with Code Section 409A and to avoid a plan failure under Code Section 409A(a)(1). If a Participant is a "specified employee" as defined in Code Section 409A at the time of the Participant's separation from service with the Company, then solely to the extent necessary to avoid the imposition of any additional tax under Code Section 409A, the commencement of any payments or benefits under an Award shall be deferred until the date that is six months following the Participant's separation from service (or such other period as required to comply with Code Section 409A).

13. Effective Date, Governing Law, Amendments and Termination.

(a) *Effective Date*. The Plan in its original form became effective on May 2, 2007, the date on which it was initially approved by PepsiCo's shareholders, and was subsequently amended by the Board on September 13, 2007 and September 12, 2008. The Plan was subsequently amended and restated by the Board on March 12, 2010, became effective in its amended form upon its approval by PepsiCo's shareholders on May 5, 2010, and was subsequently amended by the Committee on March 13, 2014. The Plan, as amended and restated herein, was adopted by the Board of Directors on March 3, 2016 subject to the approval by a majority of PepsiCo's shareholders present and entitled to vote thereon at the May 4, 2016 Annual Meeting of Shareholders of the Company and is continued in effect. This amendment and restatement of the Plan shall apply to Awards made after May 4, 2016 and, except to the extent it would adversely affect the rights of Participants with respect to Awards made prior to such date or be a "material modification" of such Awards within the meaning of Code Section 409A, shall also apply to Awards outstanding as of May 4, 2016.

(b) *Amendments.* The Committee or the Board may at any time terminate or from time to time amend the Plan in whole or in part, but no such action shall adversely affect any rights or obligations with respect to any Awards granted prior to the date of such termination or amendment without the consent of the affected Participant except to the extent that the Committee reasonably determines that such termination or amendment is necessary or appropriate to comply with applicable law (including the provisions of Code Section 409A and the regulations thereunder pertaining to the deferral of compensation) or the rules and regulations of any stock exchange on which Common Stock is listed or quoted. Notwithstanding the foregoing, unless PepsiCo's shareholders shall have first approved the amendment, no amendment of the Plan shall be effective if the amendment would (i) increase the maximum number of shares of Common Stock that may be delivered under the Plan or to any one individual (except to the extent such amendment is made pursuant to Section 10 hereof), (ii) extend the maximum period during which Awards may be granted under the Plan, (iii) add to the types of awards that can be made under the Plan, (iv) change the Performance Measures pursuant to which Performance Awards are earned, (v) modify the requirements as to eligibility for participation in the Plan, (vi) decrease the grant or exercise price of any Option or SAR to less than the Fair Market Value on the date of grant except for anti-dilution adjustments made pursuant to Section 10; or (vii) require shareholder approval pursuant to the Plan or applicable law or the rules of the principal securities exchange on which shares of Common Stock are traded in order to be effective.

(c) *Governing Law.* Except as otherwise provided in agreements covering Awards hereunder, all questions pertaining to the construction, interpretation, regulation, validity and effect of the provisions of the Plan shall be determined in accordance with the laws of the State of North Carolina without giving effect to conflict of laws principles.

(d) *Termination.* No Awards shall be made under the Plan after May 4, 2026.

PepsiCo Values

Our Commitment

To deliver sustained growth through empowered people acting with responsibility and building trust

Guiding Principles

We must always strive to:

- Care for our customers, consumers and the world we live in

- Sell only products we can be proud of

- Speak with truth and candor

- Balance short term and long term

- Win with diversity and inclusion

- Respect others and succeed together

PEPSICO

